Exhibit 99.2

Dated 19 March 2024

DANAOS CORPORATION

as Borrower

with

CITIBANK, N.A., LONDON BRANCH

as Co-ordinator

and

CITIBANK, N.A., LONDON BRANCH

BNP PARIBAS

and

KFW IPEX-BANK GMBH

as Mandated Lead Arrangers and Bookrunners

and

ALPHA BANK S.A.

as Mandated Lead Arranger

with

CITIBANK EUROPE PLC, UK BRANCH

as Agent

CITIBANK, N.A., LONDON BRANCH

as Security Agent

THE FINANCIAL INSTITUTIONS LISTED IN SCHEDULE 1

as Lenders

guaranteed by

THE ENTITIES LISTED IN SCHEDULE 1

FACILITY AGREEMENT

for a

$450,000,000 Loan Facility

Contents

Clause	Page

Section 1 - Interpretation		1

1	Definitions and interpretation	1

Section 2 - The Facility		29

2	The Facility	29

3	Purpose	30

4	Conditions of Utilisation	30

Section 3 - Utilisation		31

5	Utilisation	31

Section 4 - Repayment, Prepayment and Cancellation		34

6	Repayment	34

7	Illegality, prepayment and cancellation	36

8	Restrictions	39

Section 5 - Costs of Utilisation		41

9	Interest	41

10	Interest Periods	42

11	Changes to the calculation of interest	42

12	Fees	43

Section 6 - Additional Payment Obligations		44

13	Tax gross-up and indemnities	44

14	Increased costs	48

15	Other indemnities	49

16	Mitigation by the Lenders	53

17	Costs and expenses	54

Section 7 - Guarantee		56

18	Guarantee and indemnity	56

Section 8 - Representations, Undertakings and Events of Default		60

19	Representations	60

20	Information undertakings	67

21	Financial covenants	71

22	General undertakings	74

23	Dealings with Ship	78

24	Condition and operation of Ship	81

25	Insurance	85

26	Minimum security value	89

27	Chartering undertakings	92

28	Bank accounts	93

29	Business restrictions	94

30	Events of Default	97

Section 9 - Changes to Parties		103

31	Changes to the Lenders	103

32	Changes to the Obligors	107

Section 10 - The Finance Parties		108

33	Roles of Agent, Security Agent and Arranger	108

34	Trust and security matters	120

35	Enforcement of Transaction Security	125

36	Application of proceeds	126

37	Conduct of business by the Finance Parties	129

38	Sharing among the Finance Parties	129

Section 11 - Administration		130

39	Payment mechanics	130

40	Set-off	133

41	Notices	133

42	Calculations and certificates	135

43	Partial invalidity	136

44	Remedies and waivers	136

45	Amendments and waivers	136

46	Confidential Information	143

47	Counterparts	147

THIS AGREEMENT is dated 19 March 2024, and made between:

(1)	DANAOS CORPORATION whose details are set out in Schedule 1 (The original parties) as borrower (the Borrower);

(2)	THE ENTITIES listed in Schedule 1 (The original parties) as guarantors (the Guarantors);

(3)	CITIBANK, N.A., LONDON BRANCH as co-ordinator (the Co-ordinator);

(4)	CITIBANK, N.A., LONDON BRANCH, BNP PARIBAS and KFW IPEX-BANK GMBH as mandated lead arrangers and as bookrunners and ALPHA BANK S.A. as mandated lead arranger (whether acting individually or together, in any such capacity, the Arranger);

(5)	THE FINANCIAL INSTITUTIONS listed in Schedule 1 (The original parties) as Lenders (the Original Lenders);

(6)	CITIBANK EUROPE PLC, UK BRANCH as agent for and on behalf of certain of the other Finance Parties (the Agent); and

(7)	CITIBANK, N.A., LONDON BRANCH as security agent and trustee for and on behalf of the other Finance Parties (the Security Agent).

IT IS AGREED as follows:

Section 1 - Interpretation

1	Definitions and interpretation

1.1	Definitions

In this Agreement and (unless otherwise defined in the relevant Finance Document) the other Finance Documents:

Account means any bank account, deposit or certificate of deposit opened, made or established in accordance with clause 28 (Bank accounts).

Account Bank means, in relation to any Account, Citibank, N.A., London Branch, acting through its office at Citigroup Centre, Canada Square, London E14 5LB, England or another bank or financial institution approved by the Majority Lenders at the request of the Borrower.

Account Holder(s) means, in relation to any Account, each Obligor in whose name that Account is held.

Account Security means, in relation to an Account, a first ranking deed or other instrument by the relevant Account Holder(s) in favour of the Security Agent or, as the case may be, the Finance Parties in an agreed form conferring a Security Interest over that Account.

Accounting Principles has the meaning given to that term in clause 21.2 (Financial definitions).

Accounting Reference Date means 31 December or such other date as may be approved by the Lenders.

Additional Business Day means any day specified as such in the Reference Rate Terms.

Advance A means a borrowing of a part of the Total Commitments by the Borrower up to the Ship Commitment in respect of Ship A, which is to be made available in relation to Ship A, or (as the context may require) the outstanding principal amount of such borrowing.

Advance B means a borrowing of a part of the Total Commitments by the Borrower up to the Ship Commitment in respect of Ship B, which is to be made available in relation to Ship B, or (as the context may require) the outstanding principal amount of such borrowing.

Advance C means a borrowing of a part of the Total Commitments by the Borrower up to the Ship Commitment in respect of Ship C, which is to be made available in relation to Ship C, or (as the context may require) the outstanding principal amount of such borrowing.

Advance D means a borrowing of a part of the Total Commitments by the Borrower up to the Ship Commitment in respect of Ship D, which is to be made available in relation to Ship D, or (as the context may require) the outstanding principal amount of such borrowing.

Advance E means a borrowing of a part of the Total Commitments by the Borrower up to the Ship Commitment in respect of Ship E, which is to be made available in relation to Ship E, or (as the context may require) the outstanding principal amount of such borrowing.

Advance F means a borrowing of a part of the Total Commitments by the Borrower up to the Ship Commitment in respect of Ship F, which is to be made available in relation to Ship F, or (as the context may require) the outstanding principal amount of such borrowing.

Advance G means a borrowing of a part of the Total Commitments by the Borrower up to the Ship Commitment in respect of Ship G, which is to be made available in relation to Ship G, or (as the context may require) the outstanding principal amount of such borrowing.

Advance H means a borrowing of a part of the Total Commitments by the Borrower up to the Ship Commitment in respect of Ship H, which is to be made available in relation to Ship H, or (as the context may require) the outstanding principal amount of such borrowing.

Advances means Advance A, Advance B, Advance C, Advance D, Advance E, Advance F, Advance G and Advance H, and Advance means any or all of them.

Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

Agent includes any person who may be appointed as such under the Finance Documents.

Approved Exchange means NYSE or NASDAQ or any other reputable national stock exchange approved by all the Lenders.

Approved Flag State means each of the Republic of Liberia, the Republic of Malta, the Republic of Cyprus, the Republic of Panama, the Republic of the Marshall Islands and the Hellenic Republic.

Article 55 BRRD means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

Assignable Charter means, in relation to a Ship, any charter commitment for that Ship (including the Charter in relation to that Ship), made or (as the context may require) to be made from time to time between the relevant Owner as owner and any person as charterer or counterparty of such Owner thereunder and which is capable of lasting 12 months or longer (but including any options to extend or renew contained therein) and Assignable Charters means together all or any of them.

Associate has the meaning given to that term in section 435 of the Insolvency Act 1986 of England and Wales, provided that only sub-sections (2) and (5) of such section (and any reference to the term "associate" in such sub-section (5) shall be a reference to such term as defined in sub-section (2)) shall apply insofar as it relates to the definition of Coustas Family.

Auditors means one of PricewaterhouseCoopers, Ernst & Young, KPMG or Deloitte & Touche or another approved firm.

Authorisation means any authorisation, consent, concession, approval, resolution, licence, exemption, filing, notarisation or registration.

Available Commitment means a Lender’s Commitment minus the amount of its participation in the Loan.

Available Facility means the aggregate for the time being of all the Lenders’ Available Commitments.

Backstop Date means, in relation to a Ship, the date identified as such in Schedule 2 (Ship Information) or such other later date approved by all the Lenders (in each case) representing the latest date by which a Ship can be contractually delivered under the relevant Building Contract to the relevant Owner taking into account "permissible delays" thereunder (as such term is referred to in each applicable Building Contract).

Bail-In Action means the exercise of any Write-down and Conversion Powers.

Bail-In Legislation means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b)	in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c)	in relation to the United Kingdom, the UK Bail-In Legislation.

Balloon Instalment in respect of each Advance shall have the meaning given to it in clause 6.2 (Scheduled repayment of Facility).

Basel II Accord means the "International Convergence of Capital Measurement and Capital Standards, a Revised Framework" published by the Basel Committee on Banking Supervision in June 2004 as updated prior to, and in the form existing on, the date of this Agreement, excluding any amendment thereto arising out of the Basel III Accord or Reformed Basel III.

Basel II Approach means, in relation to any Finance Party, either the Standardised Approach or the relevant Internal Ratings Based Approach (each as defined in the Basel II Regulations applicable to such Finance Party) adopted by that Finance Party (or any of its Affiliates) for the purposes of implementing or complying with the Basel II Accord.

Basel II Regulation means:

(a)	any law or regulation in force as at the date hereof implementing the Basel II Accord (including the relevant provisions of CRR and CRR II) to the extent only that such law or regulation re-enacts and/or implements the requirements of the Basel II Accord but excluding any provision of such law or regulation implementing the Basel III Accord or Reformed Basel III; and

(b)	any Basel II Approach adopted by a Finance Party or any of its Affiliates.

Basel III Accord means, together:

(a)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b)	the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III",

other than, in each such case, the agreements, rules, guidance and standards set out in Reformed Basel III as amended, supplemented or restated after the date of this Agreement.

Basel III Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any Basel III Regulation (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

Basel III Regulation means any law or regulation implementing the Basel III Accord (including the relevant provisions of CRR and CRR II) save to the extent that such law or regulation re-enacts a Basel II Regulation and excluding any such law or regulation which implements Reformed Basel III.

Borrower means the corporation described as such in Schedule 1 (The original parties).

Borrower Affiliate means the Borrower, each of its Affiliates, any member of the Coustas Family or any funds controlled by the Coustas Family, any trust of which the Borrower or any of its Affiliates or any member of the Coustas Family or any funds controlled by the Coustas Family is a trustee, any partnership of which the Borrower or any of its Affiliates or any member of the Coustas Family or any funds controlled by the Coustas Family is a partner and any trust, fund or other entity which is managed by, or is under the control of, or is accustomed to follow the directions of or guidance from the Borrower or any of its Affiliates or any member of the Coustas Family or any funds controlled by the Coustas Family.

Break Costs means any amount specified as such in the Reference Rate Terms.

Builder means, in relation to a Ship, the person specified as such in Schedule 2 (Ship Information).

Building Contract means, in relation to a Ship, the shipbuilding contract specified in Schedule 2 (Ship Information) between the relevant Builder and the relevant Owner relating to the construction of such Ship.

Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Athens, Piraeus, Paris, Frankfurt am Main and New York and, in relation to:

(a)	any date for payment or purchase of an amount relating to the Loan or any part of it or any Unpaid Sum; or

(b)	the determination of the first day or the last day of an Interest Period for the Loan (or any relevant part of it) or any Unpaid Sum, or otherwise in relation to the determination of the length of such an Interest Period; or

(c)	the determination of a Utilisation Date,

which is an Additional Business Day relating to the Loan (or any relevant part of it) or the relevant Unpaid Sum.

Central Bank Rate has the meaning given to that term in the Reference Rate Terms.

Central Bank Rate Adjustment has the meaning given to that term in the Reference Rate Terms.

Central Bank Rate Spread has the meaning given to that term in the Reference Rate Terms.

Change of Control occurs if at any time:

(a)	the Coustas Family (and/or any funds controlled by the Coustas Family) ceases to ultimately beneficially own at least 15 per cent and one share of the issued voting share capital of the Borrower; or

(b)	the Coustas Family ceases to have the power to cast at a general meeting of the Borrower at least 15 per cent and one share of the maximum number of votes of the issued voting share capital that might be cast at a general meeting of the Borrower; or

(c)	Dr John Coustas ceases to be both the Chief Executive Officer of the Borrower and a director of the Borrower unless this is due to his death or disability and, in such case, a replacement person is appointed by the Borrower's board of directors; or

(d)	any group of (i) the existing members of the board of directors of the Borrower as at the date of this Agreement and (ii) any directors appointed following nomination by the existing board of directors, does not comprise a majority of the board of directors of the Borrower; or

(e)	any one or more persons (who are not members of the Coustas Family) acting in concert controls the Borrower; or

(f)	Dr John Coustas and/or Danaos Investment Limited cease to own 80% of the capital stock and/or voting rights in the Manager and/or cease to control the Manager; or

(g)	any Guarantor ceases to be a wholly-owned direct Subsidiary of, and/or to be controlled by, the Borrower.

Charged Property means all of the assets of the Obligors which from time to time are, or are expressed or intended to be, the subject of the Transaction Security.

Charter means, in relation to a Ship, the charter commitment for that Ship details of which are provided under such Ship in Schedule 2 (Ship Information) and Charters means any or all of them.

Charter Assignment means, in relation to a Ship and its Charter Documents for an Assignable Charter, a first ranking assignment by the relevant Owner of its interest in such Charter Documents in favour of the Security Agent in the agreed form.

Charter Documents means, in relation to an Assignable Charter of a Ship, that Assignable Charter, any documents supplementing it and any guarantee (including any relevant Charter Guarantee) or other security given by any person for the relevant Charterer's obligations under it.

Charter Guarantee means, in relation to an Assignable Charter of a Ship, any guarantee in relation to that Assignable Charter and any other guarantee or surety issued by the relevant Charter Guarantor or any other person in favour of the relevant Owner in accordance with the relevant Assignable Charter.

Charter Guarantor means, in relation to an Assignable Charter of a Ship, any charter guarantor of the Charterer of that Ship.

Charterer means, in relation to an Assignable Charter of a Ship, the charterer (or other counterparty of the Owner thereunder) of that Ship (which includes, in the case of a Charter, the charterer or other counterparty named in Schedule 2 (Ship Information) as "Charterer" of that Ship under that Charter).

Classification means, in relation to a Ship, the classification specified in respect of such Ship in Schedule 2 (Ship Information) with the relevant Classification Society, the equivalent classification with another Classification Society or another classification approved by the Majority Lenders as its classification, at the request of the relevant Owner.

Classification Society means, in relation to a Ship, the classification society specified in respect of such Ship in Schedule 2 (Ship Information) or another classification society (being a member of the International Association of Classification Societies (IACS) or, if such association no longer exists, any similar association nominated by the Agent) approved by the Majority Lenders as its Classification Society, at the request of the relevant Owner.

Code means the US Internal Revenue Code of 1986.

Commitment means:

(a)	in relation to an Original Lender, the amount set opposite its name under the heading "Commitment" in Schedule 1 (The original parties) and the amount of any other Commitment assigned to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Commitment assigned to it under this Agreement,

to the extent not cancelled, reduced or assigned by it under this Agreement.

Compliance Certificate means a certificate substantially in the form set out in Schedule 7 (Form of Compliance Certificate) or otherwise approved.

Compounding Methodology Supplement means, in relation to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate, a document which:

(a)	is agreed in writing by the Borrower, the Agent (in its own capacity) and the Agent (acting on the instructions of the Lenders);

(b)	specifies a calculation methodology for that rate; and

(c)	has been made available to the Borrower and each Finance Party.

Confidential Information means all information relating to an Obligor, the Group, the Transaction Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any Group Member or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any Group Member or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of clause 46 (Confidential Information); or

(ii)	is identified in writing at the time of delivery as non-confidential by any Group Member or any of its advisers; or

(iii)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

Contract Price means, in relation to a Ship, the purchase price of the Ship paid by its Owner to the relevant Builder (as seller) under the relevant contract for the sale and purchase of such Ship, being in the amount specified in Schedule 2 (Ship Information) in respect of the relevant Ship.

Constitutional Documents means, in respect of an Obligor, such Obligor's certificate of incorporation, memorandum of association, articles of incorporation, by-laws or other constitutional documents including as referred to in any certificate relating to an Obligor delivered pursuant to Schedule 3 (Conditions precedent).

Coustas Family means Dr John Coustas and any Associate of Dr John Coustas.

CRR means either CRR-EU, or as the context may require, CRR-UK.

CRR-EU means regulation 575/2013 of the European Union on prudential requirements for credit institutions and investment firms and regulation 2019/876 of the European Union amending Regulation (EU) No 575/2013 and all delegated and implementing regulations supplementing that Regulation.

CRR-UK means CRR-EU as amended and transposed into the laws of the United Kingdom by the European Union (Withdrawal) Act 2018 and the European Union (Withdrawal Agreement) Act 2020 and as amended by the Capital Requirements (Amendment) (EU Exit) Regulations 2019.

CRR II means either CRR II-EU or, as the context may require, CRR II-UK.

CRR II-EU means regulation 2019/876 amending CRR-EU as regards the leverage ratio, the net stable funding ratio, requirements for own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements, and Regulation (EU) No 648/2012 and all delegated and implementing regulations supplementing that Regulation.

CRR II-UK means CRR II-EU as amended and transposed into the laws of the United Kingdom by the European Union (Withdrawal) Act 2018 and the European Union (Withdrawal Agreement) Act 2020 and as amended by the Capital Requirements (Amendment) (EU Exit) Regulations 2019.

Cumulative Compounded RFR Rate means, in relation to an Interest Period for any Advance or any relevant part of it, or any Unpaid Sum, the percentage rate per annum determined by the Agent (or by any other Finance Party which agrees to determine that rate in place of the Agent) in accordance with the methodology set out in Schedule 11 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

Daily Non-Cumulative Compounded RFR Rate means, in relation to any RFR Banking Day during an Interest Period for any Advance, or any relevant part of it, or any Unpaid Sum, the percentage rate per annum determined by the Agent (or by any other Finance Party which agrees to determine that rate in place of the Agent) in accordance with the methodology set out in Schedule 10 (Daily Non-Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

Daily Rate means the rate specified as such in the Reference Rate Terms.

Danaos Investment Limited means Danaos Investment Limited, a limited company incorporated in New Zealand with its registered office at Bell Gully, Level 22, Vero Centre, 48 Shortland Street, Auckland, 1010, New Zealand as trustee of the 883 Trust, a trust governed by the law of Cayman Islands and registered as a foreign trust in New Zealand.

Debt Purchase Transaction means, in relation to a person, a transaction where such person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment or amount outstanding under this Agreement.

Deed of Covenant means, in relation to a Ship in respect of which the Mortgage is in account current form, a first ranking deed of covenant (including an assignment of its interest in the Ship's Insurances, Earnings and Requisition Compensation) in respect of such Ship by the relevant Owner in favour of the Security Agent in the agreed form.

Default means an Event of Default or any event or circumstance specified in clause 30 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

Defaulting Lender means any Lender (other than a Lender which is a Borrower Affiliate):

(a)	which has failed to make its participation in the Loan or any part of it available (or has notified the Agent or the Borrower (which has notified the Agent) that it will not make its participation in the Loan or any part of it available) by any relevant Utilisation Date in accordance with clause 5.4 (Lenders' participation);

(b)	which has otherwise rescinded or repudiated a Finance Document; or

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

Delegate means any delegate, agent, attorney, additional trustee or co-trustee appointed by the Security Agent.

Delivered Cost means, in relation to a Ship, the aggregate of:

(a)	the Contract Price for that Ship; and

(b)	capitalised interest accrued on the cost of that Ship in accordance with US GAAP, and any additional orders and extras in respect of that Ship payable by the relevant Owner to the relevant Builder on or before its Delivery, each as recorded in such Owner's books and records in accordance with US GAAP as such Ship's estimated book value at the time of its Delivery, being, on the date of this Agreement, approximately in the amount specified in Schedule 2 (Ship Information) in respect of the relevant Ship.

Delivery means, in relation to a Ship, the delivery of the Ship to, with acceptance by, the relevant Owner under the relevant Building Contract.

Delivery Date means, in relation to a Ship, the date on which its Delivery occurs.

Disposal Repayment Date means, in relation to:

(a)	a Total Loss of a Ship, the applicable Total Loss Repayment Date; or

(b)	a sale (including, without limitation, a sale for scrapping) of a Ship by the relevant Owner, the date upon which such sale is completed by the transfer of title to the purchaser in exchange for payment of all or part of the relevant purchase price (and upon or immediately prior to such completion).

Disruption Event means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

Dormant Subsidiary means a Group Member which does not trade (for itself or as agent for any person) and does not own, legally or beneficially, assets (including, without limitation, indebtedness owed to it) which in aggregate have a value of $50,000 or more (or its equivalent in other currencies).

Earnings means, in relation to a Ship and a person, all money at any time payable to that person for or in relation to the use or operation of such Ship including freight, hire and passage moneys, money payable to that person for the provision of services by or from such Ship or under any charter commitment, requisition for hire compensation, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach and payments for termination or variation of any charter commitment.

Earnings Account means any Account designated as an Earnings Account under clause 28 (Bank accounts), and Earnings Accounts means any or all of them.

EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.

Eligible Institution means any Lender or other bank, financial institution, trust, fund or other entity selected by the Borrower and which, in each case, is not a Borrower Affiliate or a Group Member.

Environmental Claims means:

(a)	enforcement, clean-up, removal or other governmental or regulatory action or orders or proceedings or formal notices or investigations or claims instituted or made pursuant to any Environmental Laws or resulting from a Spill; or

(b)	any claim made by any other person relating to a Spill.

Environmental Incident means any Spill from any vessel in circumstances where:

(a)	any Fleet Vessel or its owner, operator or manager is reasonably expected to be liable for Environmental Claims arising from the Spill (other than Environmental Claims arising and fully satisfied before the date of this Agreement); and/or

(b)	any Fleet Vessel is arrested or attached in connection with any such Environmental Claim.

Environmental Laws means all laws, regulations and conventions concerning pollution or protection of human health or the environment.

Erroneous Payment means a payment of an amount by the Agent to another Party which the Agent determines (in its sole discretion) was made in error.

EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

EU Ship Recycling Regulation means Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC (Text with EEA relevance).

Event of Default means any event or circumstance specified as such in clause 30 (Events of Default).

Facility means the term loan facility made available by the Lenders under this Agreement as described in clause 2 (The Facility).

Facility Office means:

(a)	in respect of a Lender, the office or offices notified by that Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement provided that no Lender shall notify (or have) more than two such offices at any relevant time; or

(b)	in respect of any other Finance Party, the office in the jurisdiction in which it is resident for Tax purposes.

Facility Period means the period from and including the date of this Agreement to and including the date on which the Total Commitments have reduced to zero and all indebtedness of the Obligors under the Finance Documents has been fully paid and discharged.

FATCA means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or a regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

FATCA Application Date means:

(a)	in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA.

FATCA Exempt Party means a Party that is entitled to receive payments free from any FATCA Deduction.

Fee Letter means any letter or letters dated on or before the date of this Agreement between (inter alios) the Arranger or any of their Affiliates and the Borrower (or the Agent and the Borrower or the Security Agent and the Borrower) setting out any of the fees referred to in clause 12 (Fees) and Fee Letters means any or all of them.

Final Maturity Date means the Final Repayment Date which falls due last.

Final Repayment Date means, subject to clause 39.7 (Business Days) and in respect of each Advance, the earlier of (i) 57 Months after the First Repayment Date for that Advance and (ii) 1 September 2030.

Finance Documents means this Agreement, any Fee Letter, the Security Documents, each Compliance Certificate, any Reference Rate Supplement, any Compounding Methodology Supplement and any other document designated as such by the Agent and the Borrower.

Finance Lease has the meaning given to it in clause 21.2 (Financial definitions).

Finance Party means the Agent, the Security Agent, the Arranger, the Co-ordinator or a Lender.

Financial Indebtedness means any indebtedness for or in respect of:

(a)	moneys borrowed and debit balances at banks or other financial institutions (including without limitation, any debit balance in respect of an Earnings Account);

(b)	any acceptance under any acceptance credit or bill discounting facility (or dematerialised equivalent);

(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a Finance Lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis and meet any requirement for de-recognition under the Accounting Principles);

(f)	any Treasury Transaction (and, when calculating the value of that Treasury Transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that Treasury Transaction, that amount) shall be taken into account);

(g)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(h)	any amount raised by the issue of shares which are redeemable (other than at the option of the issuer) before all amounts outstanding under the Finance Documents have been discharged in full (or are otherwise classified as borrowings under the Accounting Principles);

(i)	any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 180 days after the date of supply;

(j)	any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) of a type not referred to in any other paragraph of this definition) having the commercial effect of a borrowing or otherwise classified as borrowings under the Accounting Principles; and

(k)	(without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

Financial Statements means, at any time, the consolidated financial statements of the Borrower (and its Subsidiaries) (whether quarterly or annual) delivered to the Agent under clause 20.3 (Financial statements).

Financial Quarter means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

Financial Year means the annual accounting period of each of the Borrower and the Guarantors, ending on or about the Accounting Reference Date in each year.

First Repayment Date means, subject to clause 39.7 (Business Days) and clause 6.2 (Scheduled repayments of Facility):

(a)	in relation to each of Advance A, Advance B and Advance E:

(i)	if such Ship is delivered to the relevant Owner on or prior to 30 June 2024, 1 September 2024; or

(ii)	if such Ship is delivered to the relevant Owner after 30 June 2024 but on or prior to 30 September 2024, 1 December 2024;

(b)	in relation to each of Advance C, Advance D and Advance F:

(i)	if such Ship is delivered to the relevant Owner on or prior to 30 September 2024, 1 December 2024; or

(ii)	if such Ship is delivered to the relevant Owner after 30 September 2024 but on or prior to 31 December 2024, 1 March 2025;

(c)	in relation to Advance G:

(i)	if such Ship is delivered to the relevant Owner on or prior to 31 December 2024, 1 June 2025; or

(ii)	if such Ship is delivered to the relevant Owner after 31 December 2024 but on or prior to 31 March 2025, 1 June 2025; and

(d)	in relation to Advance H:

(i)	if such Ship is delivered to the relevant Owner on or prior to 30 June 2025, 1 December 2025; or

(ii)	if such Ship is delivered to the relevant Owner after 30 June 2025 but on or prior to 30 September 2025, 1 December 2025.

Flag State means, in relation to a Ship, the country specified in respect of such Ship in Schedule 2 (Ship Information), or such other state or territory as may be approved by the Majority Lenders pursuant to clause 23.2 (Ship's name and registration), at the request of the relevant Owner, as being the Flag State of such Ship for the purposes of the Finance Documents.

Fleet Vessel means each Mortgaged Ship and any other vessel owned, operated, managed or crewed by any Group Member.

General Assignment means, in relation to a Ship in respect of which the Mortgage is not in an account current form, a first ranking assignment of its interest in the Ship's Insurances, Earnings and Requisition Compensation by the relevant Owner in favour of the Security Agent and/or any other Finance Party in the agreed form.

Group means the Borrower and its Subsidiaries (including the Guarantors) from time to time and, for the purposes of clause 20.3 (Financial statements) and clause 21 (Financial covenants), any other entity required to be treated as a subsidiary in the Borrower's consolidated accounts in accordance with the Accounting Principles and/or any applicable law.

Group Member means any Obligor and any other entity which is a member of the Group.

Guarantee means the guarantee and other obligations of the Guarantors under clause 18 (Guarantee and indemnity).

Guarantor means each of the entities described as such in Schedule 1 (The original parties) and Guarantors means together all or any of them.

Holding Company means, in relation to a person, any other person in respect of which it is a Subsidiary.

Increased Costs has the meaning given to that term in paragraph (b) of clause 14.1 (Increased costs).

Indemnified Person means:

(a)	each Finance Party, each Receiver, any Delegate and other person appointed by them under the Finance Documents;

(b)	each Affiliate of those persons; and

(c)	any officers, directors, employees, advisers (including attorneys), representatives or agents of any of the above persons.

Insolvency Event in relation to an entity means that the entity:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official; or

(e)	has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof.

Insurance Notice means, in relation to a Ship, a notice of assignment in the form scheduled to that Ship's General Assignment, as the case may be, or Deed of Covenant or in another approved form.

Insurances means, in relation to a Ship:

(a)	all policies and contracts of insurance; and

(b)	all entries in a protection and indemnity or war risks or other mutual insurance association,

in the name of such Ship's Owner or the joint names of its Owner and any other person which are from time to time, in place taken out or entered in respect of or in connection with such Ship and/or its Earnings or otherwise and all benefits thereof (including the right to receive claims and to return of premiums).

Interest Payment means the aggregate amount of interest that is, or is scheduled to become, payable under any Finance Document.

Interest Period means, in relation to an Advance (or any part of it), each period determined in accordance with clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with clause 9.3 (Default interest).

Inventory of Hazardous Material means, in relation to a Mortgaged Ship, a statement of compliance issued by the relevant Classification Society and which includes a list of any and all materials known to be potentially hazardous utilised in the construction of a Ship and which also may be referred to as a List of Hazardous Material.

Joint Venture means any joint venture entity, whether a company, unincorporated firm, undertaking association, joint venture or partnership or any other entity.

Last Availability Date means, in relation to each Advance, the earlier of (a) the Delivery Date for the relevant Ship to which such Advance relates and (b) the Backstop Date for such Ship (or such later date as may be approved by all the Lenders).

Legal Opinion means any legal opinion delivered to the Agent under clause 4 (Conditions of Utilisation).

Legal Reservations means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under the Limitation Act 1980 and the Foreign Limitation Periods Act 1984, the possibility that an undertaking to assume liability for, or indemnify a person against, non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)	similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(d)	any other matters which are set out as qualifications or reservations as to matters of law of general application in any Legal Opinion.

Lender means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a "Lender" in accordance with clause 31 (Changes to the Lenders),

which in each case has not ceased to be a Lender as such in accordance with the terms of this Agreement and Lenders means any or all of them.

Loan means the loan made or to be made under the Facility or (as the context may require) the principal amount of the loan outstanding for the time being (and it comprises the Advances).

Lookback Period means the number of days specified as such in the Reference Rate Terms.

Loss Payable Clauses means, in relation to a Ship, the provisions concerning payment of claims under the Ship's Insurances in the form scheduled to the Ship's General Assignment or (as the case may be) Deed of Covenant or in another approved form.

Losses means any costs, expenses (including, but not limited to, legal fees), payments, charges, losses, demands, liabilities, taxes (including VAT) claims, actions, proceedings, penalties, fines, damages, judgments, orders or other sanctions.

Major Casualty means any casualty to a vessel for which the total insurance claim, inclusive of any deductible, exceeds or may exceed the Major Casualty Amount.

Major Casualty Amount means, in relation to a Ship, the amount specified as such against the name of that Ship in Schedule 2 (Ship Information) or the equivalent in any other currency.

Majority Lenders means:

(a)	if no part of the Loan is then outstanding, a Lender or Lenders whose Commitments aggregate more than 66 2/3 per cent of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3 per cent of the Total Commitments immediately prior to that reduction); or

(b)	at any other time, a Lender or Lenders whose participations in the Loan aggregate more than 66 2/3 percent of the Loan.

Manager means, in relation to each Ship, Danaos Shipping Company Limited, a company incorporated in the Republic of Cyprus with its registered office at 3, Christaki Kompou Street, Peter's House, 3011 Limassol, Cyprus, as technical and/or commercial manager of such Ship or another manager appointed by the relevant Owner as technical and/or commercial manager of such Ship in accordance with clause 23.4 (Manager).

Manager's Undertaking means, in relation to a Ship, a first ranking undertaking by any manager of such Ship to the Security Agent in the agreed form, including pursuant to clause 23.4 (Manager).

Margin means one point eight five per cent (1.85%) per annum.

Market Value means, in relation to a Ship, its market value determined pursuant to the most recent valuations obtained for that Ship under this Agreement and in accordance with clause 26 (Minimum security value).

Material Adverse Effect means a material adverse effect on:

(a)	the business, operations, or condition (financial or otherwise) of the Group taken as a whole; or

(b)	the ability of the Obligors (taken as a whole) to perform their obligations under the Finance Documents; or

(c)	the legality, validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

Minimum Value means, at any time, the amount in dollars which is at that time 120% of the Loan.

Month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that in relation to an Interest Period (or any other period for the accrual of commission or fees) or a period at the end of which a Repayment Date falls, a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, subject to adjustment in accordance with the rules specified as Business Day Conventions in the Reference Rate Terms. The above rules will only apply to the last Month of any period.

Mortgage means, in relation to a Ship, a first priority or (as the case may be) first preferred mortgage of that Ship in the agreed form by the relevant Owner in favour of the Security Agent or, as the case may be, the Finance Parties.

Mortgage Period means, in relation to a Mortgaged Ship, the period from the date the Mortgage over that Ship is executed and registered until the date such Mortgage is released and discharged or, if earlier, its Total Loss Repayment Date.

Mortgaged Ship means, at any relevant time, any Ship which is subject to a Mortgage and/or whose Earnings, Insurances and Requisition Compensation are subject to a Security Interest under the Finance Documents.

New Lender has the meaning given to that term in clause 31 (Changes to the Lenders).

Notifiable Debt Purchase Transaction has the meaning given to that term in clause 45.9 (Disenfranchisement of Borrower Affiliates).

Obligors means the parties to the Finance Documents (other than the Finance Parties, the Manager and any Charterers) and Obligor means any one of them.

Obligors' Agent means the Borrower, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to clause 2.3 (Obligors' agent).

Original Financial Statements means the annual audited consolidated financial statements of the Borrower and its Subsidiaries (namely, the Group) for its financial year ended on 31 December 2023.

Original Jurisdiction means, in relation to an Obligor which is an Obligor as at the date of this Agreement, the jurisdiction under whose laws that Obligor is incorporated or formed, as at the date of this Agreement or, in the case of any other Obligor, as at the date on which that Obligor becomes an Obligor.

Original Obligor means each party to this Agreement and the Original Security Documents (other than a Finance Party, the Manager and any Charterers).

Original Security Documents means:

(a)	the Mortgages over each of the Ships;

(b)	the Deeds of Covenant in relation to each of the Ships in respect of which the Mortgage is in account current form;

(c)	the General Assignments in relation to each of the Ships in respect of which the Mortgage is not in account current form;

(d)	a Charter Assignment in relation to each Ship's Charter Documents;

(e)	the Account Security in relation to each Account; and

(f)	a Manager's Undertaking in relation to each Ship by the Manager of that Ship.

Owner means, in relation to a Ship, the Guarantor specified against the name of that Ship in Schedule 2 (Ship Information) and Owners means any or all of them.

Participating Member State means any member state of the European Union that has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

Party means a party to this Agreement.

Permitted Maritime Liens means, in relation to any Ship:

(a)	any ship repairer's or outfitter's possessory lien in respect of the Ship for an amount not exceeding the Major Casualty Amount;

(b)	any lien on the Ship for master's, officer's or crew's wages outstanding or master's disbursements in the ordinary course of its trading, provided that the amounts giving rise to such liens are not more than 30 days overdue;

(c)	any lien on the Ship for salvage or general average;

(d)	any lien on the Ship arising by operation of law for not more than two months' prepaid hire under any charter commitment; and

(e)	any other lien on the Ship arising by operation of law for claims incurred in the ordinary course of the operation, repair or maintenance of the Ship and which are outstanding for not longer than 30 days.

Permitted Security Interests means, in relation to any Ship, any Security Interest over it which is:

(a)	granted by the Finance Documents; or

(b)	a Permitted Maritime Lien; or

(c)	approved by the Majority Lenders.

Pollutant means and includes crude oil and its products, any other polluting, toxic or hazardous substance and any other substance whose release into the environment is regulated or penalised by Environmental Laws.

Prohibited Person means any person (whether designated by name or by reason of being included in a class of persons) against whom Sanctions are directed or otherwise the target of any Sanctions.

Relevant Party means, for the purpose of clause 15.12 (Sanctions), clause 22.17 (Sanctions) and clause 30.21 (Sanctions), the Borrower, the Guarantors, any Manager which is affiliated with the Group and any other Obligor.

Quarter Date means each of 31 March, 30 June, 30 September and 31 December of any calendar year.

Quasi-Security has the meaning given to that term in clause 29.2 (General negative pledge).

Receiver means a receiver or receiver and manager or an administrative receiver of the whole or any part of the Charged Property appointed under any relevant Security Document.

Reference Rate Supplement means a document which:

(a)	is agreed in writing by the Borrower, the Agent (in its own capacity) and the Agent (acting on the instructions of the Majority Lenders);

(b)	specifies the relevant terms which are expressed in this Agreement to be determined by reference to Reference Rate Terms; and

(c)	has been made available to the Borrower and each Finance Party.

Reference Rate Terms means the terms set out in Schedule 9 (Reference Rate Terms) or in any Reference Rate Supplement.

Reformed Basel III means the agreements contained in "Basel III: Finalising post-crisis reforms" published by the Basel Committee on Banking Supervision in December 2017, as amended, supplemented or restated.

Reformed Basel III Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any other law or regulation which implements Reformed Basel III (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

Registry means, in relation to each Ship, such registrar, commissioner or representative of the relevant Flag State who is duly authorised and empowered to register the relevant Ship, the relevant Owner's title to such Ship and the relevant Mortgage under the laws of its Flag State.

Related Fund in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

Relevant Jurisdiction means, in relation to an Obligor:

(a)	its Original Jurisdiction;

(b)	any jurisdiction where any Charged Property owned by it is situated;

(c)	any jurisdiction where it conducts its business; and

(d)	any jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

Relevant Market means the market specified as such in the Reference Rate Terms.

Relevant Vessels means, at any relevant time, all of the vessels from time to time owned or leased (under a lease that constitutes a Finance Lease) by, or are under construction for the account and at the order of, Group Members which, at the relevant time, are included within Total Consolidated Assets in the Financial Statements or which would be included within Total Consolidated Assets in the Financial Statements if the Financial Statements were required to be prepared at that time (and it includes the Ships) and Relevant Vessel means any one of them.

Repayment Date means, subject to clause 39.7 (Business Days) and in respect of each Advance:

(a)	the First Repayment Date for that Advance;

(b)	each of the dates falling at intervals of 3 Months thereafter up to but not including the Final Repayment Date for that Advance; and

(c)	the Final Repayment Date for that Advance.

Repeating Representations means each of the representations and warranties set out in clauses 19.2 (Status) to 19.13 (Ownership of Charged Property), clause 19.19 (No Event of Default), clause 19.23 (Anti-corruption law), clause 19.31 (No immunity), clause 19.35 (No Money Laundering), clause 19.36 (Sanctions) and clause 19.37 (Good title to assets).

Representative means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

Requisition Compensation means, in relation to a Ship, any compensation paid or payable by a government entity for the requisition for title, confiscation or compulsory acquisition of such Ship.

Resolution Authority means any body which has authority to exercise any Write-down and Conversion Powers.

RFR means the rate specified as such in the Reference Rate Terms.

RFR Banking Day means any day specified as such in the Reference Rate Terms.

Sanctioned Country means a country or territory that is, or whose government is, the target of Sanctions.

Sanctioned Ship means a Ship which is the subject of Sanctions.

Sanctions means any sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a)	enacted or administered by, or enforced or imposed by law or regulation of the United Kingdom, the European Union (including the Council of the European Union), the Federal Republic of Germany, France, the United Nations or its Security Council or the United States of America, whether or not any Obligor or any other Group Member or any Manager which is affiliated with the Group (including for that purpose Danaos Shipping Company Limited as Manager) is legally bound to comply with the foregoing; or

(b)	otherwise imposed by any law or regulation by which any Obligor, any other Group Member or any Manager which is affiliated with the Group (including for that purpose Danaos Shipping Company Limited as Manager) is bound or, as regards a regulation, compliance with which is reasonable in the ordinary course of business of any Obligor, any other Group Member or any Manager which is affiliated with the Group (including for that purpose Danaos Shipping Company Limited as Manager).

Secured Obligations means all indebtedness and obligations (whether present or future) at any time of any Obligor to any Finance Party (whether for its own account or as agent or trustee for itself and/or other Finance Parties) under, or related to, the Finance Documents (as the same may be assigned, transferred or novated from time to time).

Security Agent includes any person as may be appointed as such under the Finance Documents and includes any separate trustee or co-trustee appointed under clause 34.9 (Additional trustees).

Security Documents means:

(a)	the Original Security Documents; and

(b)	any other document as may be executed to guarantee and/or secure any amounts owing to the Finance Parties under this Agreement or any other Finance Document.

Security Interest means a mortgage, charge, pledge, lien, assignment, trust, hypothecation or other security interest of any kind securing any obligation of any person or any other agreement or arrangement having a similar effect.

Security Property means:

(a)	the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Finance Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by any Obligor to pay amounts in respect of the Secured Obligations to the Security Agent as trustee for the Finance Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by an Obligor in favour of the Security Agent as trustee for the Finance Parties; and

(c)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Finance Documents to hold as trustee on trust for the Finance Parties.

Security Value means, at any time, the amount in dollars which, at that time, is the aggregate of (a) the Market Value of all Mortgaged Ships which have not then become a Total Loss and (b) the value of any additional security then held by the Security Agent or any other Finance Party provided under clause 26 (Minimum security value), in each case as most recently determined in accordance with this Agreement.

Selection Notice means a notice substantially in the form set out in Schedule 5 (Selection Notice) given in accordance with clause 10 (Interest Periods).

Ship A means the vessel described as such in Schedule 2 (Ship Information).

Ship B means the vessel described as such in Schedule 2 (Ship Information).

Ship C means the vessel described as such in Schedule 2 (Ship Information).

Ship Commitment means, in relation to a Ship, the amount specified as such in respect of such Ship in Schedule 2 (Ship Information) as cancelled or reduced pursuant to any provision of this Agreement.

Ship D means the vessel described as such in Schedule 2 (Ship Information).

Ship E means the vessel described as such in Schedule 2 (Ship Information).

Ship F means the vessel described as such in Schedule 2 (Ship Information).

Ship G means the vessel described as such in Schedule 2 (Ship Information).

Ship H means the vessel described as such in Schedule 2 (Ship Information).

Ship Representations means each of the representations and warranties set out in clauses 19.32 (Ship status) and 19.33 (Ship's employment).

Ships means each of Ship A, Ship B, Ship C, Ship D, Ship E, Ship F, Ship G and Ship H, and:

(a)	in relation to Advance A, it means Ship A;

(b)	in relation to Advance B, it means Ship B;

(c)	in relation to Advance C, it means Ship C;

(d)	in relation to Advance D, it means Ship D;

(e)	in relation to Advance E, it means Ship E;

(f)	in relation to Advance F, it means Ship F;

(g)	in relation to Advance G, it means Ship G; or

(h)	in relation to Advance H, it means Ship H,

and Ship means either of them.

Spill means any spill, release or discharge of a Pollutant into the environment.

Statement of Compliance means a "Statement of Compliance" related to fuel oil consumption pursuant to regulations 6.6 and 6.7 of Annex VI.

Subsidiary of a person means any other person:

(a)	directly or indirectly controlled by such person; or

(b)	of whose dividends or distributions on ordinary voting share capital, such person is beneficially entitled to receive more than 50 per cent,

and a person is a wholly-owned Subsidiary of another person if it has no members except that other person and that other person's wholly-owned Subsidiaries or persons acting on behalf of that other person or its wholly-owned Subsidiaries.

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Total Commitments means the aggregate of the Commitments, being $450,000,000 as at the date of this Agreement.

Total Consolidated Assets means, at any time, the "Total Assets" of the Group as appearing in the Financial Statements, excluding the mark to market fair value of any derivative financial instruments (where the entry into such derivative financial instrument is not prohibited by this Agreement) as recorded within the Financial Statements in accordance with the Accounting Principles.

Total Loss means, in relation to a Ship:

(a)	its actual, constructive, compromised or arranged total loss; or

(b)	its requisition for title, confiscation or other compulsory acquisition by a government entity; or

(c)	the hijacking, theft, condemnation, capture (whether by piracy or otherwise), seizure, arrest, detention or confiscation of such Ship (other than where the same amounts to the compulsory acquisition of such Ship covered by paragraph (b) above) unless such Ship be released and restored to the relevant Owner from such hijacking, theft, condemnation, capture (whether by piracy or otherwise), seizure, arrest, detention or confiscation within 60 days thereof in the case of hijacking, theft or capture (whether by piracy or otherwise) or within 30 days thereof in all other cases.

Total Loss Date means, in relation to the Total Loss of a Ship:

(a)	in the case of an actual total loss, the date it happened or, if such date is not known, the date on which the vessel was last reported;

(b)	in the case of a constructive, compromised, agreed or arranged total loss, the earliest of:

(i)	the date notice of abandonment of the vessel is given to its insurers (provided a claim for total loss is admitted by the insurers); or

(ii)	if the insurers do not admit such a claim, the date upon which either a total loss is subsequently admitted by the insurers or a total loss is later determined by a competent court of law or arbitration tribunal to have been the date on which the total loss happened; or

(iii)	the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the vessel's insurers;

(c)	in the case of a requisition for title, confiscation or compulsory acquisition, the date it happened; and

(d)	in the case of hijacking, theft, condemnation, capture, seizure, arrest or detention, the date 60 days after the date upon which it happened in the case of hijacking, theft or capture (whether by piracy or otherwise) or 30 days after the date upon which it happened in all other cases.

Total Loss Repayment Date means, where a Mortgaged Ship has become a Total Loss after its Delivery, the earlier of:

(a)	the date falling 150 days after its Total Loss Date; and

(b)	the date upon which insurance proceeds or Requisition Compensation for such Total Loss are paid by insurers or the relevant government entity.

Transaction Document means:

(a)	each of the Finance Documents; and

(b)	any Charter Document.

Transaction Security means the Security Interests created or evidenced or expressed to be created or evidenced under or pursuant to the Security Documents.

Transfer Certificate means a certificate substantially in the form set out in Schedule 6 (Form of Transfer Certificate) or any other form agreed between the Agent and the Borrower.

Transfer Date means, in relation to an assignment pursuant to a Transfer Certificate, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate; and

(b)	the date on which the Agent executes the Transfer Certificate.

Treasury Transaction means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

UK Bail-In Legislation means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

Unpaid Sum means any sum due and payable but unpaid by an Obligor under the Finance Documents.

US means the United States of America.

US GAAP means current generally accepted accounting principles in the United States of America from time to time.

US Tax Obligor means:

(a)	the Borrower if it is resident for tax purposes in the US; or

(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

Utilisation means the making of an Advance.

Utilisation Date means the date on which a Utilisation is or, is to be, made.

Utilisation Request means a notice substantially in the form set out in Schedule 4 (Utilisation Request).

VAT means:

(a)	any value added tax imposed by the Value Added Tax Act 1994;

(b)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(c)	any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) or (b) above, or imposed elsewhere.

Write-down and Conversion Powers means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)	in relation to any other applicable Bail-In Legislation other than the UK Bail-in Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation; and

(c)	in relation to any UK Bail-In Legislation:

(i)	any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that UK Bail-In Legislation.

1.2	Construction

(a)	Unless a contrary indication appears, any reference in any of the Finance Documents to:

(i)	Sections, clauses and Schedules are to be construed as references to the Sections and clauses of, and the Schedules to, the relevant Finance Document and references to a Finance Document include its Schedules and are for ease of reference only;

(ii)	a Finance Document or a Transaction Document or any other agreement or instrument is a reference to that Finance Document or a Transaction Document or other agreement or instrument as it may from time to time be amended, supplemented, restated, novated or replaced, however fundamentally;

(iii)	words importing the plural shall include the singular and vice versa;

(iv)	a time of day is to London time;

(v)	any person (including, without limitation, the Account Bank, the Agent, the Arranger, any Finance Party, any Lender, any Obligor, any Party and the Security Agent) includes its successors in title, permitted assignees or transferees;

(vi)	the knowledge, awareness and/or belief (and similar expressions) of any Obligor shall be construed so as to mean the knowledge, awareness and beliefs of the director and officers of such Obligor, having made due and careful enquiry;

(vii)	two or more persons are acting in concert if pursuant to an agreement or understanding (whether formal or informal) they actively co-operate, through the acquisition (directly or indirectly) of shares, partnership interest or units or limited liability company interests in an entity by any of them, either directly or indirectly, to obtain or consolidate control of that entity;

(viii)	a document in agreed form means:

(A)	where a Finance Document has already been executed by all of the relevant parties to it, such Finance Document in its executed form;

(B)	prior to the execution of a Finance Document, the form of such Finance Document separately agreed in writing between the Agent and the Borrower as the form in which that Finance Document is to be executed or another form approved at the request of the Borrower;

(ix)	approved by the Majority Lenders or approved by the Lenders means approved in writing by the Agent acting on the instructions of the Majority Lenders or, as the case may be, all of the Lenders (on (and subject to satisfaction of) such conditions as they may respectively impose in their absolute discretion) and otherwise approved means approved in writing by the Agent (acting on the instructions of the Majority Lenders) (on (and subject to satisfaction of) such conditions as they may impose in their absolute discretion) and approval and approve shall be construed accordingly;

(x)	assets includes present and future properties, revenues and rights of every description;

(xi)	an authorisation means any authorisation, consent, concession, approval, resolution, licence, exemption, filing, notarisation or registration;

(xii)	charter commitment means, in relation to a vessel, any charter or contract for the use, employment or operation of that vessel or the carriage of people and/or cargo or the provision of services by or from it and includes any agreement for pooling or sharing income derived from any such charter or contract;

(xiii)	control of an entity means:

(A)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise, directly or indirectly) to:

(I)	cast, or control the casting of, more than 50 per cent of the maximum number of votes that might be cast at a general meeting of that entity; or

(II)	appoint or remove all, or the majority, of the directors or other equivalent officers of that entity; or

(III)	give directions with respect to the operating and financial policies of that entity with which the directors, or other equivalent officers of that entity are obliged to comply; and/or

(B)	the holding beneficially of more than 50 per cent of the issued share capital of that entity, (excluding any part of that issued share capital, that carries no right to participate beyond a specified amount in a distribution of either profits or capital) (and, for this purpose, any Security Interest over share capital, shall be disregarded in determining the beneficial ownership of such share capital), and controlled shall be construed accordingly;

(xiv)	a Lender's cost of funds in relation to its participation in the Loan (or any relevant part of it) is a reference to the average cost (determined either or an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in the Loan (or any relevant part of it) for a period equal in length to the Interest Period of the Loan or relevant part of it;

(xv)	the term disposal or dispose means a sale, transfer or other disposal (including by way of lease or loan but not including by way of loan of money) by a person of all or part of its assets, whether by one transaction or a series of transactions and whether at the same time or over a period of time, but not the creation of a Security Interest;

(xvi)	the equivalent of an amount specified in a particular currency (the specified currency amount) shall be construed as a reference to the amount of the other relevant currency which can be purchased with the specified currency amount in the London foreign exchange market at or about 11 a.m. on the date the calculation falls to be made for spot delivery, as conclusively determined by the Agent (with the relevant exchange rate of any such purchase being the Agent's spot rate of exchange);

(xvii)	a government entity means any government, state or agency of a state;

(xviii)	a group of Lenders or a group of Finance Parties includes all the Lenders or (as the case may be) all the Finance Parties;

(xix)	a guarantee means (other than in clause 18 (Guarantee and indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(xx)	indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(xxi)	an obligation means any duty, obligation or liability of any kind;

(xxii)	something being in the ordinary course of business of a person means something that is in the ordinary course of that person's current day-to-day operational business (and not merely anything which that person is entitled to do under its Constitutional Documents);

(xxiii)	pay, prepay or repay in clause 29 (Business restrictions) includes by way of set-off, combination of accounts or otherwise;

(xxiv)	a person includes any individual, firm, company, corporation, government entity or any association, trust, Joint Venture, consortium or partnership or other entity (whether or not having separate legal personality);

(xxv)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation and, in relation to any Lender, includes (without limitation) any Basel II Regulation or Basel III Regulation or any law or regulation which implements Reformed Basel III, in each case which is applicable to that Lender;

(xxvi)	right means any right, privilege, power or remedy, any proprietary interest in any asset and any other interest or remedy of any kind, whether actual or contingent, present or future, arising under contract or law, or in equity;

(xxvii)	trustee, fiduciary and fiduciary duty has in each case the meaning given to such term under applicable law;

(xxviii)	(i) the liquidation, winding up, dissolution, or administration of person or (ii) a receiver or administrative receiver or administrator in the context of insolvency proceedings or security enforcement actions in respect of a person shall be construed so as to include any equivalent or analogous proceedings or any equivalent and analogous person or appointee (respectively) under the law of the jurisdiction in which such person is established, or incorporated or any jurisdiction in which such person carries on business including (in respect of proceedings) the seeking or occurrences of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors; and

(xxix)	a provision of law is a reference to that provision as amended or re-enacted from time to time.

(b)	The determination of the extent to which a rate is for a period equal in length to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)	Where in this Agreement a provision includes a monetary reference level in one currency, unless a contrary indication appears, such reference level is intended to apply equally to its equivalent in other currencies as of the relevant time for the purposes of applying such reference level to any other currencies.

(d)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)	A Default (other than an Event of Default) is continuing if it has not been remedied or waived in writing and an Event of Default is continuing if it has not been remedied or waived in writing provided that if the Agent has served notice pursuant to clause 30.25 (Acceleration) an Event of Default will be deemed continuing unless waived in writing by the Agent.

(f)	Where the Security Agent is referred to in this Agreement or any other Finance Document as acting “reasonably” or in a “reasonable” manner or as coming to an opinion or determination that is “reasonable” (or any similar or analogous wording is used including any obligation not to be unreasonable or act unreasonably) or acting or exercising any discretion (or refraining from acting or exercising any discretion) this shall mean that the Security Agent shall be acting or exercising any discretion (or refraining from the same) or coming to an opinion or determination on the instructions of the Agent on behalf of the Majority Lenders or any other applicable group of Lenders acting reasonably and that the Security Agent shall be under no obligation to determine the reasonableness or unreasonableness of such instructions from Agent on behalf of the Majority Lenders or any other applicable group of Lenders or whether in giving such instructions, the Agent on behalf of the Majority Lenders or any other applicable group of Lenders are acting in a reasonable or unreasonable manner.

(g)	Unless a contrary indication appears, in the event of any inconsistency between the terms of this Agreement and the terms of any other Finance Document when dealing with the same or similar subject matter, the terms of this Agreement shall prevail.

(h)	A reference in this Agreement to a page or screen of an information service displaying a rate shall include:

(A)	any replacement page of that information service which displays that rate; and

(B)	the appropriate page of such other information service which displays that rate from time to time in place of that information service,

and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Agent after consultation with the Borrower.

(i)	A reference in this Agreement to a Central Bank Rate shall include any successor rate to, or replacement rate for, that rate.

(j)	Any Reference Rate Supplement overrides anything in:

(A)	Schedule 9 (Reference Rate Terms); or

(B)	any earlier Reference Rate Supplement.

(k)	A Compounding Methodology Supplement relating to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate overrides anything relating to that rate in:

(A)	Schedule 10 (Daily Non-Cumulative Compounded RFR Rate) or Schedule 11 (Cumulative Compounded RFR Rate), as the case may be; or

(B)	any earlier Compounding Methodology Supplement.

1.3	Currency symbols and definitions

$, USD and dollars denote the lawful currency of the United States of America.

1.4	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document for the benefit of a Finance Party or another Indemnified Person, a person who is not a party to a Finance Document has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce or to enjoy the benefit of any term of the relevant Finance Document.

(b)	Any Finance Document may be rescinded or varied by the parties to it without the consent of any person who is not a party to it (unless otherwise provided by this Agreement).

(c)	An Indemnified Person who is not a party to a Finance Document may only enforce its rights under that Finance Document through a Finance Party and if and to the extent and in such manner as the Finance Party may determine.

1.5	Finance Documents

Where any other Finance Document provides that this clause 1.5 shall apply to that Finance Document, any other provision of this Agreement which, by its terms, purports to apply to all or any of the Finance Documents and/or any Obligor shall apply to that Finance Document as if set out in it but with all necessary changes.

1.6	Conflict of documents

The terms of the Finance Documents (other than as relates to the creation and/or perfection of security) are subject to the terms of this Agreement and, in the event of any conflict between any provision of this Agreement and any provision of any Finance Document (other than in relation to the creation and/or perfection of security) the provisions of this Agreement shall prevail.

1.7	Sanctions – Restricted Lender

(a)	In relation to:

(i)	KfW IPEX-Bank GmbH; and

(ii)	each other Lender that notifies the Agent to this effect,

(each a Restricted Lender), clause 19.36 (Sanctions), clause 22.4 (Compliance with laws), clause 22.17 (Sanctions), clause 23.14 (Charter Sanctions), clause 30.21 (Sanctions) and any provision in the Finance Documents making (directly or indirectly) reference to the definition of “Sanctions” (together, the Sanctions Provisions) shall only apply for the benefit of that Restricted Lender to the extent that the Sanction Provisions would not result in any violation of, conflict with or liability under:

(A)	Council Regulation (EC) 2271/1996; or

(B)	section 7 of the German Foreign Trade Regulation (Außenwirtschaftsverordnung) (in connection with section 4 paragraph 1 no.3 of the German Foreign Trade Act (Außenwirtschaftsgesetz)); or

(C)	any similar applicable anti-boycott law or regulation imposed by the European Union or any of its member states,

in each case protecting against the effects of the extra-territorial application of legislation adopted by a third country, and actions based thereon or resulting therefrom (together, the Anti-Boycott Regulations). For the avoidance of doubt, Sanctions imposed by the Security Council of the United Nations, the European Union and/or any of its member states shall be deemed not to result in any violation of the Anti-Boycott Regulations.

(b)	A Restricted Lender must notify the Agent (each such notice, an Exclusion Notice) if the Commitments and/or consent and/or approval, as applicable, of that Restricted Lender shall be excluded in connection with any actual or potential amendment, waiver, determination or direction relating to any part of a Sanction Provision of which such Restricted Lender does not have the benefit pursuant to paragraph (a) above for the purpose of determining whether the consent and/or approval of the Majority Lenders (or, as the case may be, all the Lenders or a specific group of Lenders or such other relevant Lender) has been obtained or whether the determination or direction by the Majority Lenders (or, as the case may be, all the Lenders or a specific group of Lenders or such other relevant Lender) has been made. Absent an Exclusion Notice by a Restricted Lender, the Agent is not permitted to exclude that Restricted Lender for the purpose of determining whether the consent and/or approval of the Majority Lenders (or, as the case may be, all the Lenders or a specific group of Lenders or such other relevant Lender) has been obtained or whether the determination or direction by the Majority Lenders (or, as the case may be, all the Lenders or such other relevant Lender) has been made.

Section 2  - The Facility

2	The Facility

2.1	The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrower a term loan facility in an aggregate amount equal to the Total Commitments.

2.2	Finance Parties' rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of the Loan or any other amount owed by an Obligor which relates to a Finance Party's participation in the Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

(c)	A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

2.3	Obligors' agent

(a)	Each Obligor (other than the Borrower) by its execution of this Agreement irrevocably appoints the Borrower (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Borrower on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Borrower,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

3	Purpose

3.1	Purpose

The Borrower shall apply all amounts borrowed under the Facility solely for the purpose of providing intra-group funding to each Owner in order to assist each Owner to finance part of the Contract Price of its Ship or (if and to the extent the Owner has paid to the relevant Builder the relevant Contract Price in full and taken delivery of such Ship) reimbursing the relevant Owner for payment of such Contract Price.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4	Conditions of Utilisation

4.1	Initial conditions precedent

The Borrower may not deliver a Utilisation Request and the Lenders will not be obliged to comply with clause 5.4 (Lenders' participation) in relation to any Utilisation unless the Agent, or its duly authorised representative, has received all of the documents and other evidence listed in Part 1 of Schedule 3 (Conditions precedent to any Utilisation) in form and substance satisfactory to the Agent.

4.2	Ship and security conditions precedent

The Ship Commitment in respect of a Ship may only be borrowed under this Agreement if on or before the relevant Utilisation of the Advance for that Ship, the Agent, or its duly authorised representative, has received all of the documents and evidence listed in Part 2 of Schedule 3 (Ship and security conditions precedent) in relation to such Ship, in form and substance satisfactory to the Agent.

4.3	Notice of satisfaction of conditions

The Agent shall notify the Lenders and the Borrower promptly after receipt by it of the documents and evidence referred to in this clause 4 in form and substance satisfactory to it. Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives any such notification, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.4	Further conditions precedent

The Lenders will only be obliged to comply with clause 5.4 (Lenders' participation) if:

(a)	on the date of each Utilisation Request and on the proposed Utilisation Date, no Default is continuing or would result from the proposed Utilisation;

(b)	in relation to each Utilisation, on the date of the relevant Utilisation Request and on the proposed Utilisation Date, all of the representations set out in clause 19 (Representations) are true (except the Ship Representations); and

(c)	where the proposed Utilisation Date is to be the first day of the Mortgage Period for a Ship, the Ship Representations for such Ship are true on the proposed Utilisation Date.

4.5	Waiver of conditions precedent

The conditions in this clause 4 are inserted solely for the benefit of the Finance Parties and may be waived on their behalf in whole or in part and with or without conditions by the Agent acting on the instructions of the Majority Lenders.

Section 3 - Utilisation

5	Utilisation

5.1	Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than 11:00 a.m. three Business Days before the proposed Utilisation Date in respect of an Advance.

5.2	Completion of a Utilisation Request

(a)	A Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date in respect of an Advance is a Business Day falling not later than the Last Availability Date for that Advance;

(ii)	the currency and amount of the Utilisation comply with clause 5.3 (Currency and amount) as confirmed by the Agent (acting on the instructions of all the Lenders);

(iii)	the proposed Interest Period complies with clause 10 (Interest Periods); and

(iv)	it identifies the purpose for the Utilisation and that purpose complies with clause 3 (Purpose) and it identifies the relevant Ship Commitment and the relevant Advance to which it relates.

(b)	Only one Advance may be requested in each Utilisation Request and only one Advance may be made in respect of each Ship under the relevant Ship Commitment.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be dollars.

(b)	The total amount available and advanced under the Facility shall not exceed the Total Commitments.

(c)	A proposed Advance specified in a Utilisation Request in relation to a Ship shall not exceed the lower of:

(i)	the Ship Commitment for that Ship;

(ii)	67% of the Market Value for that Ship as determined pursuant to the valuation of that Ship made under Part 2 of Schedule 3 (Ship and security conditions); and

(iii)	67% of the Delivered Cost for that Ship.

(d)	An Advance shall be used for the purpose specified in clause 3 (Purpose) and solely in relation to the Ship to which that Advance relates.

5.4	Lenders' participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Advance available by the relevant Utilisation Date for such Advance through its Facility Office.

(b)	The amount of each Lender's participation in an Advance will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the relevant Advance.

(c)	The Agent shall promptly notify each Lender of the amount of each Advance and the amount of its participation in each Advance, in each case two Business Days before the proposed Utilisation Date for such Advance.

(d)	The Agent shall pay all amounts received by it in respect of each Advance to the Borrower or for the account of any Owner or to the relevant Builder, in each case in accordance with the instructions contained in the relevant Utilisation Request.

5.5	Pre-placement of Advances

(a)	Notwithstanding that the Borrower may have not yet satisfied all of the conditions precedent set out in Schedule 3 (Conditions precedent), in respect of an Advance under the relevant Ship Commitment for a Ship, in order to facilitate compliance by any Owner with the Building Contract for that Ship, and provided that:

(i)	the Borrower has submitted a Utilisation Request in respect of that Advance in accordance with this clause 5;

(ii)	the Borrower has satisfied the conditions precedent set out in paragraphs 1, 3, 4 and 5 of Part 1 and (in relation to that Advance) in paragraph 8 of Part 2 of Schedule 3 (Ship and security conditions); and

(iii)	the Agent (acting on the instructions of the Majority Lenders) is of the opinion that the Borrower is likely to satisfy all remaining and outstanding conditions precedent set out in Part 1 of Schedule 3 (Conditions precedent to any Utilisation) and Part 2 of Schedule 3 (Ship and security conditions) in relation to the Ship to which such Advance relates, in each case to the extent not waived, within 5 Business Days from the Utilisation Date for such Advance and in any event on or before the Release (as defined below in clause 5.5(b)) for such Advance, the Agent (acting on the instructions of the Majority Lenders) may, subject to the other terms and conditions of this clause 5.5 and the other provisions of this Agreement, make such Advance available on the date specified in the relevant Utilisation Request, being the date on which the final instalment of the relevant Contract Price is required to be deposited in accordance with the relevant Building Contract with a bank (a Builder's Bank) or an escrow agent (an Escrow Agent) and such Escrow Agent’s bank as provided in or agreed under the relevant Building Contract and/or any related escrow agreement, in each case at all times acceptable to the Majority Lenders.

(b)	An Advance utilised pursuant to this clause 5.5 (a Pre-placed Advance) shall (subject to the other provisions of this Agreement) be remitted by the Agent to the Earnings Account of the Borrower and the Borrower hereby irrevocably undertakes with the Finance Parties forthwith upon crediting of a Pre-placed Advance to the Earnings Account, to instruct the Account Bank to immediately remit the Pre-placed Advance to the relevant Builder's Bank or Escrow Agent as a cash deposit in the Agent's name with the relevant Builder's Bank or in the relevant escrow account of the Escrow Agent, on condition that it will be held by the relevant Builder's Bank or the relevant Escrow Agent to the order of the Agent for release by the Agent to the relevant Builder (a Release) and only subject to such irrevocable instructions addressed from the Agent to the relevant Builder's Bank or the relevant Escrow Agent as are acceptable to the Agent (the Irrevocable Instructions).

(c)	Any such Irrevocable Instructions in relation to a Pre-placed Advance shall in any event provide (inter alia) that the relevant Pre-placed Advance shall be returned to the Agent within ten (10) Business Days if not released to the Builder or its order. The Finance Parties and the Obligors hereby agree that the relevant Pre-placed Advance shall not be released to the relevant Builder or to its order, and the Agent (and the authorised representatives of the Agent specified in the Irrevocable Instructions) shall not release or agree to release (whether by countersigning the "Protocol of Delivery and Acceptance" in respect of the relevant Ship or otherwise) the relevant Pre-placed Advance to the relevant Builder or its order, unless and until:

(i)	the Agent is satisfied that the "Protocol of Delivery and Acceptance" in respect of that Ship has been signed by the relevant Builder and the relevant Owner; and

(ii)	the Agent is satisfied that all the conditions precedent set out in Part 1 of Schedule 3 (Conditions precedent to any Utilisation) and Part 2 of Schedule 3 (Ship and security conditions) in relation to such Ship and such Advance and in clause 4.4 (Further conditions precedent), have been satisfied in full or otherwise waived in accordance with the provisions of this Agreement.

(d)	The Borrower hereby irrevocably and unconditionally undertakes that it shall not give any instructions to a Builder's Bank or an Escrow Agent in respect of a Pre-placed Advance that are inconsistent with any Irrevocable Instructions in respect of that Pre-placed Advance.

(e)	The Borrower shall immediately prepay a Pre-placed Advance, together with interest thereon (calculated in accordance with clause 9.1 (Calculation of interest)), on the day falling three (3) Business Days after the date on which the relevant Builder’s Bank or the relevant Escrow Agent is required to return the moneys funded by that Pre-placed Advance to the Agent in accordance with the relevant Irrevocable Instructions (and regardless of whether the relevant Builder’s Bank or the relevant Escrow Agent has then carried out such instructions), provided that any moneys actually returned to the Agent from the relevant Builder’s Bank or the relevant Escrow Agent shall be either applied by the Agent in satisfaction of such prepayment obligation of the Borrower and in payment of any amounts payable by the Borrower under clause 8 (Restrictions) as a result of such prepayment or shall be returned to the Borrower if and to the extent the Borrower has made such prepayment.

(f)	In case of application of this clause 5.5 in respect of any Pre-placed Advance, each Pre-placed Advance shall accrue interest in accordance with the terms of clause 9.1 (Calculation of interest) from the Utilisation Date for that Advance.

(g)	Any amount prepaid under clause 5.5(e) in respect of an Advance shall be, subject to the other terms of this Agreement, available to be redrawn by the Borrower where Delivery of the relevant Ship has been delayed, in again assisting the relevant Owner to finance part of the Contract Price of the relevant Ship in accordance with the provisions of this Agreement.

Section 4 - Repayment, Prepayment and Cancellation

6	Repayment

6.1	Repayment

The Borrower shall, on each Repayment Date for an Advance, repay such part of such Advance as is required to be repaid on that Repayment Date by clause 6.2 (Scheduled repayment of Facility).

6.2	Scheduled repayment of Facility

(a)	Subject to the other provisions of this Agreement, to the extent not previously reduced, each Advance shall be repaid by instalments on each Repayment Date for that Advance by the amount specified in the table below (the Repayment Table) (as revised by clause 6.3 (Adjustment of scheduled repayments)):

Repayment	Advance A	Advance B	Advance C	Advance D	Advance E	Advance F	Advance G	Advance H
Date	Amount $	Amount $	Amount $	Amount $	Amount $	Amount $	Amount $	Amount $
First	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Second	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Third	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Fourth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Fifth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Sixth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Seventh	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Eighth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Ninth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Tenth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Eleventh	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Twelfth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Thirteenth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Fourteenth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Fifteenth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Sixteenth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Seventeenth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Eighteenth	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Nineteen	875,000	875,000	875,000	875,000	765,000	765,000	610,000	610,000
Twentieth	46,375,000	46,375,000	46,375,000	46,375,000	40,465,000	40,465,000	32,410,000	32,410,000
TOTAL	63,000,000	63,000,000	63,000,000	63,000,000	55,000,000	55,000,000	44,000,000	44,000,000

(b)	The twentieth instalment of each Advance referred to above comprises of two parts:

(i)	an amortising repayment instalment in the amount of $875,000 (in respect of each of Advance A, Advance B, Advance C and Advance D), $765,000 (in respect of each of Advance E and Advance F) or $610,000 (in respect of each of Advance G and Advance H); and

(ii)	a balloon instalment in the amount of $45,500,000 (in respect of each of Advance A, Advance B, Advance C and Advance D), $39,700,000 (in respect of each of Advance E and Advance F) and $31,800,000 (in respect of each of Advance G and Advance H), with each such balloon instalment in respect of an Advance, referred to as the Balloon Instalment for such Advance.

(c)	If an Advance for a Ship is utilised after the latest date referred to in the relevant paragraph (ii) of the definition of First Repayment Date in clause 1.1 (Definitions) opposite and in respect of such Advance (subject always to the applicable Last Availability Date in respect of such Advance), then:

(i)	the repayment instalments for such Advance referred to in the table above shall be reduced by 1, namely from 20 to 19 and the final repayment instalment for such Advance will be referred to in paragraphs (a) and (b) above as the nineteenth (instead of the twentieth) instalment for such Advance;

(ii)	the First Repayment Date on which the first such repayment instalment for such Advance will fall due, shall be the date falling 3 Months after the date provided in the definition of First Repayment Date in clause 1.1 (Definitions), as the latter would have applied but for the variation provided by the application of this paragraph (c)(ii);

(iii)	the Final Repayment Date for such Advance (on which the nineteenth and final instalment for such Advance will fall due) will remain unchanged; and

(iv)	the amount of the relevant Advance that was to be repaid by the repayment instalment which was removed under paragraph (i) above, will be repaid on the Final Repayment Date together with the nineteenth and final repayment instalment of the relevant Advance, including the relevant Balloon Instalment (but such amount will be deemed to be part of the relevant Balloon Instalment which will be increased accordingly; and not part of the amortising portion of the nineteenth repayment instalment which will remain unchanged).

(d)	In the event of application of paragraph (c) above in respect of an Advance, forthwith following the Agent’s request:

(i)	the Obligors will enter into such documents (including an agreement supplemental to this Agreement and an addendum to any Mortgage) documenting such variations and arrangements, as may be requested by the Agent (acting on the instructions of the Majority Lenders in their absolute discretion); and

(ii)	the Obligors will deliver to the Agent such documents and evidence of the type referred to in Schedule 3 (Conditions precedent) in relation to the documents referred to in paragraph (i) above as may be requested by the Agent (acting on the instructions of the Majority Lenders in their absolute discretion), in each case in a form and substance satisfactory to the Agent and at the cost and expense of the Borrower.

(e)	Without prejudice to any of the provisions of this Agreement, (i) on the Final Repayment Date for an Advance, the relevant Advance shall be repaid in full and (ii) on the Final Maturity Date, all amounts outstanding under the Finance Documents shall be repaid in full.

6.3	Adjustment of scheduled repayments

If the Ship Commitment in respect of a Ship have been partially reduced under this Agreement and/or any part of an Advance is prepaid (other than under clause 6.2 (Scheduled repayment of Facility)) before any Repayment Date for the relevant Advance , the amount of each instalment (including the relevant Balloon Instalment) by which the Loan shall be repaid under clause 6.2 (Scheduled repayment of Facility) on any such Repayment Date (as reduced by any earlier operation of this clause 6.3) shall be reduced pro rata to such reduction in the relevant Ship Commitment and/or prepayment of the relevant Advance (or, in the case of any prepayments under clause 7.4 (Voluntary prepayment), as may otherwise be agreed in writing by the Borrower and the Agent (acting on the instructions of the Majority Lenders).

6.4	Revision of table

At the time of each Utilisation, the Agent shall be entitled to produce a revised Repayment Table and deliver the same to the Borrower for approval (which shall not be unreasonably withheld or delayed) and the Lenders, showing the amount of each instalment to be repaid on each Repayment Date in respect of each Advance. Any such revised Repayment Table shall, in the absence of manifest error, be binding on each of the Parties and shall constitute the Repayment Table referred to in Clause 6.2(a) and replace such table and any previous table delivered under this Clause 6.4.

7	Illegality, prepayment and cancellation

7.1	Illegality

If, in any applicable jurisdiction, it becomes unlawful for a Lender to perform any of its obligations as contemplated by this Agreement or any of the other Finance Documents, or for any Lender to fund or maintain its participation in the Loan or any part of it , or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Borrower, the Commitment of that Lender will be immediately cancelled, the Total Commitments shall be reduced correspondingly; and

(c)	to the extent that the Lender’s participation has not been assigned pursuant to clause 7.7 (Replacement of Lender), the Borrower shall repay that Lender's participation in each Advance on the last day of the Interest Period for each Advance occurring after the Agent has notified the Borrower or, if earlier, the date specified by that Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment shall be immediately cancelled in the amount of the participation repaid.

7.2	Change of Control

(a)	The Borrower shall promptly notify the Agent upon any Obligor becoming aware of a Change of Control.

(b)	If a Change of Control occurs, the Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrower, cancel the Total Commitments with effect from a date specified in that notice (which is at least twenty (20) days (or such later date as approved by the Majority Lenders) after the giving of the notice) and declare that all or part of the Loan, together with interest thereon and all other amounts accrued or outstanding under the Finance Documents, be payable on such date, whereupon, with effect from such date, the Total Commitments will be immediately cancelled, the Facility shall immediately cease to be available and the Loan, interest thereon and all such other accrued or outstanding amounts shall become due and payable on such date.

7.3	Voluntary cancellation

The Borrower may, if it gives the Agent not less than ten (10) Business Days' (or such shorter period as the Agent and the Majority Lenders may agree) prior written irrevocable notice, cancel the whole or any part (being a minimum amount of $1,000,000 or a multiple of such amount) of any Ship Commitment which is undrawn at the proposed date of cancellation. Any cancellation under this clause 7.3 shall reduce the Total Commitments by a corresponding amount of the Commitments of the Lenders rateably.

7.4	Voluntary prepayment

The Borrower may, if it gives the Agent not less than five (5) RFR Banking Days' (or such shorter period as the Agent and the Majority Lenders may agree) prior written irrevocable notice, prepay the whole or any part of an Advance (but if in part, being an amount that reduces the amount of that Advance by a minimum amount of $1,000,000 or a multiple of such amount, or such other amount agreed between the Agent and the Borrower), on the last day of an Interest Period in respect of the amount to be prepaid or, subject to payment of any Break Costs, on any other day.

7.5	Right of cancellation and prepayment in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under clause 13.2 (Tax gross-up); or

(ii)	any Lender claims indemnification from the Borrower under clause 13.3 (Tax indemnity) or clause 14.1 (Increased costs),

the Borrower may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and their intention to procure the repayment of that Lender’s participation in the Loan.

(b)	On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero and the Total Commitments shall be reduced correspondingly (subject to the provisions of clause 7.7(a)(iii)).

(c)	On the last day of each Interest Period which ends after the Borrower has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender’s participation in the Loan together with all interest and other amounts accrued under the Finance Documents which is then owing to it (subject to the provisions of clause 7.7(a)(iii)).

7.6	Right of cancellation in relation to a Defaulting Lender

(a)	If any Lender becomes a Defaulting Lender, the Borrower may, at any time whilst that Lender continues to be a Defaulting Lender, give the Agent ten (10) Business Days’ notice of cancellation of the Available Commitment of that Lender.

(b)	On such notice becoming effective, the Available Commitment of the Defaulting Lender shall immediately be reduced to zero and the Available Facility shall be reduced correspondingly and the Agent shall as soon as practicable after receipt of such notice, notify all the Lenders.

7.7	Replacement of Lender

(a)	If:

(i)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (d) below); or

(ii)	an Obligor becomes obliged to repay any amount in accordance with clause 7.1 (Illegality) to any Lender; or

(iii)	any of the circumstances set out in paragraph (a) of clause 7.5 (Right of cancellation and prepayment in relation to a single Lender) apply to a Lender,

the Borrower may, on five (5) Business Days’ prior notice to the Agent and such Lender, replace such Lender by requiring such Lender to assign (and, to the extent permitted by law, such Lender shall assign) pursuant to clause 31 (Changes to the Lenders) all (and not part only) of its rights under this Agreement (and any Security Document to which that Lender is a party in its capacity as a Lender) to an Eligible Institution (a Replacement Lender) which confirms its willingness to undertake and does undertake all the obligations of the assigning Lender in accordance with clause 31 (Changes to the Lenders) for a purchase price in cash payable at the time of the assignment in an amount equal to the aggregate of:

(A)	the outstanding principal amount of such Lender’s participation in the Loan;

(B)	all accrued interest owing to such Lender;

(C)	the Break Costs which would have been payable to such Lender pursuant to clause 11.1 (Break costs) had the Borrower prepaid in full that Lender’s participation in the Loan on the date of the assignment; and

(D)	all other amounts payable to that Lender under the Finance Documents on the date of the assignment.

(b)	The replacement of a Lender pursuant to this clause 7.7 shall be subject to the following conditions:

(i)	the Borrower shall have no right to replace the Agent or the Security Agent;

(ii)	neither the Agent nor any Lender shall have any obligation to find a Replacement Lender;

(iii)	in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than 10 Business Days after the date on which that Lender is deemed a Non-Consenting Lender;

(iv)	in no event shall the Lender replaced under this clause 7.7 be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(v)	the Lender shall only be obliged to assign its rights pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that assignment.

(c)	A Lender shall perform the checks described in paragraph (b)(v) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (a) above and shall notify the Agent and the Borrower when it is satisfied that it has complied with those checks.

(d)	In the event that:

(i)	the Borrower or the Agent (at the request of the Borrower) has requested the Lenders to give a consent in relation to, or to agree to a waiver or amendment of, any provisions of the Finance Documents;

(ii)	the consent, waiver or amendment in question requires the approval of all the Lenders; and

(iii)	the Lenders whose Commitment aggregate more than 75 per cent of the Total Commitments have consented or agreed to such waiver or amendment, then any Lender who does not and continues not to consent or agree to such waiver or amendment shall be deemed a Non-Consenting Lender.

7.8	Sale or Total Loss

(a)	If a Ship is sold or becomes a Total Loss before the Utilisation of the relevant Advance, the Ship Commitment for that Ship will be cancelled and the Total Commitments shall be reduced correspondingly.

(b)	If a Mortgaged Ship becomes a Total Loss or is sold (subject always to the other provisions of the Finance Documents restricting the disposal of Ships) following Utilisation of the relevant Advance, the Borrower shall, on the Ship's Disposal Repayment Date, prepay:

(i)	the Advance relevant to such Ship in full; and

(ii)	if required, such additional part of the other Advances (pro rata as between them) as shall ensure that immediately after such prepayment, the Security Value shall be no less than the Minimum Value.

(c)	For the avoidance of doubt, any surplus remaining from any insurance or sale proceeds of a Ship after the Borrower has discharged its prepayment and other obligations in respect of the sale or Total Loss of a Ship under this clause 7.8 and the other provisions of the Finance Documents, shall be at the Borrower's or, as the case may be, relevant Owner's disposal and order.

7.9	Automatic cancellation

Any part of the Total Commitments which has not become available by the Last Availability Date shall be automatically cancelled at close of business in London on the Last Availability Date.

8	Restrictions

8.1	Notices of cancellation and prepayment

Any notice of cancellation or prepayment given by any Party under clause 7 (Illegality, prepayment and cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

8.2	Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

8.3	No reborrowing

The Borrower may not re-borrow any part of the Facility which is prepaid or repaid (subject as provided in clause 5.5(g)).

8.4	Prepayment in accordance with Agreement

The Borrower shall not repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

8.5	No reinstatement of Commitments

No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

8.6	Agent's receipt of notices

If the Agent receives a notice under clause 7 it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.

8.7	Effect of repayment and prepayment on Commitments

If all or part of any Lender's participation in the Loan is repaid or prepaid, an amount of that Lender's Commitment equal to the amount of the participation which is repaid or prepaid will be deemed to be cancelled on the date of repayment or prepayment.

8.8	Application of cancellations

If the Total Commitments are partially reduced and/or the Loan partially prepaid under this Agreement (other than under clause 7.1 (Illegality), clause 7.5 (Right of cancellation and prepayment in relation to a single Lender) and clause 7.6 (Right of cancellation and in relation to a Defaulting Lender)) the Commitments of the Lenders and (other than in relation to a cancellation only of all of the Ship Commitments for a Ship) the remaining Ship Commitments shall be reduced rateably.

8.9	Application of prepayments

(a)	Any prepayment required as a result of a cancellation in full of an individual Lender's Commitment under clause 7.1 (Illegality), clause 7.5 (Right of cancellation and prepayment in relation to a single Lender) or clause 7.6 (Right of cancellation in relation to a Defaulting Lender) shall be applied in prepaying the relevant Lender's participation in the Loan.

(b)	Any other prepayment shall be applied pro rata to each Lender's participation in the Loan or, in relation to a prepayment only of an Advance, in that Advance.

8.10	Removal of Lender from security

Upon cancellation and prepayment in full of an individual Lender's Commitment under clause 7.1 (Illegality) or clause 7.5 (Right of cancellation and prepayment in relation to a single Lender), that Lender and the other Parties must promptly take (and the Borrower shall ensure that any other relevant Obligor promptly takes) whatever action the Agent may, in its reasonable opinion, deem necessary or desirable for the purpose of removing that Lender as a party to and beneficiary of any Security Documents granted in favour of (among others) the Lenders.

Section 5 - Costs of Utilisation

9	Interest

9.1	Calculation of interest

(a)	The rate of interest on each Advance (or any relevant part of it which there is a separate Interest Period) for any day during an Interest Period relating to it is the percentage rate per annum which is the aggregate of:

(i)	the Margin; and

(ii)	the Daily Non-Cumulative Compounded RFR Rate for that day.

(b)	If any day during an Interest Period for an Advance (or any relevant part of it) is not an RFR Banking Day, the rate of interest on that Advance (or any relevant part of it) for that day will be the rate applicable to the immediately preceding RFR Banking Day.

9.2	Payment of interest

The Borrower shall pay accrued interest for each Advance (or any relevant part of it) on the last day of each Interest Period for that Advance (or any relevant part of it).

9.3	Default interest

(a)	If an Obligor fails to pay any amount payable by it under a Finance Document to a Finance Party on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which is 2 per cent (2%) per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted an Advance for successive Interest Periods, each of a duration selected by the Agent (acting reasonably).

(b)	Any interest accruing under this clause 9.3 shall be immediately payable by the Obligors on demand by the Agent.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

9.4	Notifications

(a)	The Agent shall promptly upon an Interest Payment being determinable notify:

(i)	the Borrower of that Interest Payment;

(ii)	each relevant Lender of the proportion of that Interest Payment which relates to that Lender's participation in the relevant Advance; and

(iii)	the relevant Lenders and the Borrower of each applicable rate of interest relating to the determination of that Interest Payment.

(b)	This clause 9.4 shall not require the Agent to make any notification to any Party on a day which is not a Business Day.

10	Interest Periods

10.1	Selection of Interest Periods

(a)	The Borrower may select an Interest Period for an Advance in the Utilisation Request for that Advance or (if such Advance has already been borrowed) in a Selection Notice.

(b)	Each Selection Notice is irrevocable and must be delivered to the Agent by the Borrower not later than 11:00 a.m. three (3) Business Days before the last day of the then current Interest Period.

(c)	If the Borrower fails to deliver a Selection Notice to the Agent in accordance with paragraph (b) above, the relevant Interest Period will, subject to clause 10.2 (Interest Periods overrunning Repayment Dates), be the period specified in the Reference Rate Terms.

(d)	Subject to this clause 10, the Borrower may select an Interest Period of any period specified in the Reference Rate Terms or of any other period agreed between the Borrower and the Agent (on the instructions of all the Lenders).

(e)	No Interest Period in respect of an Advance shall extend beyond the Final Repayment Date for that Advance.

(f)	The first Interest Period for an Advance shall start on the Utilisation Date of such Advance and each subsequent Interest Period for such Advance shall start on the last day of its preceding Interest Period.

10.2	Interest Periods overrunning Repayment Dates

If the Borrower selects an Interest Period in respect of an Advance which would overrun any later Repayment Date for that Advance, the relevant Advance shall be divided into parts corresponding to the amounts by which the Commitments for that Advance are scheduled to be repaid under clause 6.2 (Scheduled repayment of Facility) on each of the Repayment Dates for that Advance falling during such Interest Period (each of which shall have a separate Interest Period ending on the relevant Repayment Date and on such date interest shall be payable on the relevant part of such Advance as if it was a separate Advance) and to the balance of that Advance (which shall have the Interest Period selected by the Borrower).

10.3	Non-Business Days

Any rules specified as "Business Day Conventions" in the Reference Rate Terms shall apply to each Interest Period for an Advance and each Unpaid Sum.

11	Changes to the calculation of interest

11.1	Break Costs

(a)	If an amount is specified as Break Costs in the Reference Rate Terms, the Borrower shall, within three (3) Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs (if any) attributable to all or any part of the Loan or any relevant part of it or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for the Loan or any relevant part of it or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after demand by the Agent, provide a certificate to the Borrower and the Agent confirming the amount of its Break Costs for any Interest Period in respect of which they become, or may become, payable.

12	Fees

12.1	Commitment commission

(a)	The Borrower shall pay to the Agent (for the account of each Lender) a fee in dollars computed at a rate per annum equal to 0.74% on that Lender's undrawn and uncancelled Available Commitment calculated on a daily basis from the date of this Agreement.

(b)	The Borrower shall pay the accrued commitment commission on each Quarter Date of each calendar year, on the Last Availability Date and, if cancelled in full, on the cancelled amount of the relevant Lender's undrawn and uncancelled Available Commitment at the time the cancellation is effective.

(c)	No commitment fee is payable to the Agent (for the account of a Lender) on any Commitment of that Lender for any day on which that Lender is a Defaulting Lender.

12.2	Agency fee

The Borrower shall pay to the Agent (for its own account) an agency fee in the amount and at the times set out in a Fee Letter.

12.3	Security Agency fee

The Borrower shall pay to the Security Agent (for its own account) a security agency fee in the amount and at the times set out in a Fee Letter.

12.4	Upfront fee

The Borrower shall pay to the Arranger and/or the Agent (for further distribution to the Arranger and/or the Lenders in the Arranger's discretion) upfront fees in the amount and at the times agreed in a Fee Letter.

Section 6 - Additional Payment Obligations

13	Tax gross-up and indemnities

13.1	Definitions

(a)	In this Agreement:

Protected Party means a Finance Party or, in relation to clause 15.5 (Indemnity concerning security) and clause 15.8 (Interest) insofar as it relates to interest on any amount demanded by that Indemnified Person under clause 15.5 (Indemnity concerning security), any Indemnified Person, which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

Tax Credit means a credit against relief or remission for, or repayment of any Tax.

Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document other than a FATCA Deduction.

Tax Payment means either the increase in a payment made by an Obligor to a Finance Party under clause 13.2 (Tax gross-up) or a payment under clause 13.3 (Tax indemnity).

(b)	Unless a contrary indication appears, in this clause 13 a reference to determines or determined means a determination made in the absolute discretion of the person making the determination.

13.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it under, or in connection with, any Finance Document without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Borrower shall, promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction), notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Borrower and that Obligor.

(c)	If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor under the relevant Finance Document shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party (including by way of receipts) that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

13.3	Tax indemnity

(a)	Each Obligor who is a Party shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under clause 13.2 (Tax gross-up); or

(B)	relates to a FATCA Deduction required to be made by a Party or any Obligor which is not a Party.

(c)	A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Borrower.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this clause 13.3, notify the Agent.

13.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable (A) to an increased payment of which that Tax Payment forms part, (B) to that Tax Payment or (C) to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

13.5	Indemnities on after Tax basis

(a)	If and to the extent that any sum payable to any Protected Party by an Obligor under any Finance Document by way of indemnity or reimbursement proves to be insufficient, by reason of any Tax suffered thereon, for that Protected Party to discharge the corresponding liability to a third party, or to reimburse that Protected Party for the cost incurred by it in discharging the corresponding liability to a third party, an Obligor shall pay that Protected Party such additional sum as (after taking into account any Tax suffered by that Protected Party on such additional sum) shall be required to make up the relevant deficit.

(b)	If and to the extent that any sum (the Indemnity Sum) constituting (directly or indirectly) an indemnity to any Protected Party but paid by an Obligor to any person other than that Protected Party, shall be treated as taxable in the hands of the Protected Party, the Obligor shall pay to that Protected Party such sum (the Compensating Sum) as (after taking into account any Tax suffered by that Protected Party on the Compensating Sum) shall reimburse that Protected Party for any Tax suffered by it in respect of the Indemnity Sum.

(c)	For the purposes of paragraphs (a) and (b) above, a sum shall be deemed to be taxable in the hands of a Protected Party if it falls to be taken into account in computing the profits or gains of that Protected Party for the purposes of Tax and, if so, that Protected Party shall be deemed to have suffered Tax on the relevant sum at the rate of Tax applicable to that Protected Party's profits or gains for the period in which the payment of the relevant sum falls to be taken into account for the purposes of such Tax.

13.6	Stamp taxes

The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration, documentary and other similar Taxes payable in respect of any Finance Document.

13.7	Value added tax

(a)	All amounts expressed in a Finance Document to be payable by any party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any party under a Finance Document, and such Finance Party is required to account to the relevant tax authority for the VAT, that party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that party).

(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (the Supplier) to any other Finance Party (the Recipient) under a Finance Document, and any party to a Finance Document other than the Recipient (the Subject Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Subject Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (a) applies) promptly pay to the Subject Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)	(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Subject Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)	Where a Finance Document requires any party to it to reimburse or indemnify a Finance Party for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)	Any reference in this clause 13.7 to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term "representative member" to have the same meaning as in the Value Added Tax Act 1994).

(e)	In relation to any supply made by a Finance Party to any party under a Finance Document, if reasonably requested by such Finance Party, that party must promptly provide such Finance Party with details of that party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.

13.8	FATCA information

(a)	Subject to paragraph (c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraphs (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)	If the Borrower is a US Tax Obligor or the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of the date of a request from the Agent, supply to the Agent:

(A)	a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(B)	any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f)	The Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) above to the Borrower.

(g)	If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Borrower.

(h)	The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraphs (e) or (g) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraphs (e), (f) or (g) above.

13.9	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Agent and the Agent shall notify the other Finance Parties.

14	Increased costs

14.1	Increased costs

(a)	Subject to clause 14.3 (Exceptions), the Borrower shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Cost incurred by that Finance Party or any of its Affiliates which:

(i)	arises as a result of (A) the introduction of or any change in (or in the interpretation, administration, policy in respect of, or application of) any law or regulation or (B) compliance with any law or regulation made after the date of this Agreement; and/or

(ii)	is a Basel III Increased Cost; and/or

(iii)	is a Reformed Basel III Increased Cost.

(b)	In this Agreement Increased Costs means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

14.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to clause 14.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate to the Borrower and the Agent confirming the amount of its Increased Costs.

14.3	Exceptions

(a)	Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	attributable to a FATCA Deduction required to be made by a Party;

(iii)	compensated for by clause 13.3 (Tax indemnity) (or would have been compensated for under clause 13.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of clause 13.3 (Tax indemnity) applied); or

(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

(b)	In paragraph (a) above, a reference to a Tax Deduction has the same meaning given to the term in clause 13.1 (Definitions).

15	Other indemnities

15.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a Sum), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the First Currency) in which that Sum is payable into another currency (the Second Currency) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; and/or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall, as an independent obligation, within three (3) Business Days of demand by a Finance Party, indemnify each Finance Party to whom that Sum is due against any Losses arising out of or as a result of the conversion including any discrepancy between (i) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (ii) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

For the purpose of this clause 15.1 rate of exchange means the rate at which the Agent or the relevant Finance Party is able on the relevant date to purchase the Second Currency with the First Currency and shall take into account any commission, premium and other costs of exchange and Taxes payable in connection with such purchase.

15.2	Other indemnities

(a)	The Borrower shall (or shall procure that another Obligor will), within three (3) Business Days of demand by a Finance Party, indemnify each Finance Party against any and all Losses incurred by that Finance Party as a result of:

(i)	the occurrence of any Event of Default;

(ii)	a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any and all Losses arising as a result of clause 38 (Sharing among the Finance Parties); or

(iii)	funding, or making arrangements to fund, its participation in an Advance requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(iv)	an Advance (or part of an Advance) not being prepaid in accordance with a notice of prepayment given by the Borrower.

(b)	The Borrower shall (or shall procure that another Obligor will) promptly indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate, against any cost, loss or liability incurred by that Finance Party or its Affiliate (or officer or employee of that Finance Party or Affiliate) in connection with or arising out of the transactions contemplated by or entered into in connection with the Transaction Documents (including but not limited to those incurred in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry concerning the transactions contemplated by or entered into in connection with the Transaction Documents), unless such loss or liability is caused by the gross negligence or wilful default of that Finance Party or its Affiliate (or officer or employee of that Finance Party or Affiliate). Any Affiliate or any officer or employee of a Finance Party or its Affiliate may rely on this clause 15.2 subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

15.3	Environmental indemnity

The Borrower shall (or shall procure that another Obligor will) indemnify the Agent and each of the other Finance Parties within three (3) Business Days of demand and hold each such Finance Party harmless from and against all Losses or other outgoings of whatever nature (including those arising under Environmental Laws) which may be suffered, incurred or paid by or made or asserted against the Agent or any other Finance Party at any time, whether before or after the prepayment in full of principal and interest under this Agreement, relating to, or arising directly in any manner or for any cause or reason whatsoever out of an Environmental Claim made or asserted against the Agent or any other Finance Party which would or could not have been brought if the Agent or such other Finance Party had not entered into any of the Finance Documents and/or exercised any of its rights, powers and discretions thereby conferred and/or performed any of its obligations thereunder and/or been involved in any of the transactions contemplated by the Finance Documents.

15.4	Indemnity to the Agent and the Security Agent

The Borrower shall promptly indemnify each Indemnified Person against:

(a)	any and all Losses (together with any applicable VAT) incurred by that Indemnified Person (acting reasonably) as a result of:

(i)	investigating any event which it reasonably believes is a Default;

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii)	instructing lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts as permitted under the Finance Documents; or

(iv)	any action taken by an Indemnified Person or any of its or their representatives, agents or contractors in connection with any powers conferred by any Security Document to remedy any breach of any Obligor's obligations under the Finance Documents; and

(b)	any and all Losses (including, without limitation, in respect of liability, for negligence or any other category of liability whatsoever) (together with any applicable VAT) incurred by an Indemnified Person (otherwise than by reason of that Indemnified Person's gross negligence or wilful default) (or, in the case of any cost, loss or liability pursuant to clause 39.10 (Disruption to payment systems etc.) notwithstanding the Indemnified Person's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of an Indemnified Person under the Finance Documents).

15.5	Indemnity concerning security

(a)	The Borrower shall (or shall procure that another Obligor will) promptly indemnify each Indemnified Person against any and all Losses (together with any applicable VAT) incurred by it (otherwise than by reason of that Indemnified Person's gross negligence or wilful default) as a result of:

(i)	any failure by the Borrower to comply with its obligations under clause 17 (Costs and expenses) or any similar provision in any other Finance Document;

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii)	the taking, holding, protection or enforcement of the Transaction Security;

(iv)	the exercise or purported exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent and/or any other Finance Party in whose favour any Security Document has been granted and each Receiver, each Delegate and each Indemnified Person by the Finance Documents or by law (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's, Delegate's or Indemnified Person's gross negligence or wilful default);

(v)	any default by any Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents;

(vi)	any claim (whether relating to the environment or otherwise (but without double counting where an Indemnified Person has recovered for the same Loss under any other provision of this Agreement)) made or asserted against the Indemnified Person which would not have arisen but for the execution or enforcement of one or more Finance Documents (unless and to the extent it is caused by the gross negligence or wilful default of that Indemnified Person);

(vii)	instructing lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts as permitted under the Finance Documents; or

(viii)	(in the case of the Security Agent and/or any other Finance Party, any Receiver and any Delegate) acting as Security Agent and/or as holder of any of the Transaction Security, Receiver or Delegate under the Finance Documents or which otherwise relates to the Charged Property (otherwise, in each case, than by reason of the relevant Security Agent's and/or other Finance Party's, Receiver's or Delegate's gross negligence or wilful default).

(b)	The Security Agent (and each Affiliate of the Security Agent and each officer or employee of the Security Agent or its Affiliate) may, in priority to any payment to the other Finance Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this clause 15.5 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it. The rights conferred by this paragraph (b) are without prejudice to any right to indemnity by law given to trustees generally and to any provision of the Finance Documents entitling the Security Agent or any other person to an indemnity in respect of, and/or reimbursement of, any liabilities, costs or expenses incurred or suffered by it in connection with any of the Finance Documents or the performance of any duties under any of the Finance Documents.

15.6	Continuation of indemnities

The indemnities by the Borrower or any other Obligor in favour of any Indemnified Persons contained in this Agreement shall continue in full force and effect notwithstanding any breach by any Finance Party or any Obligor of the terms of this Agreement, the repayment or prepayment of the Loan, the cancellation of the Total Commitments or the repudiation by any Finance Party or any Obligor of this Agreement.

15.7	Third Parties Act

(a)	Each Indemnified Person may rely on the terms of clause 15.5 (Indemnity concerning security) and clauses 13 (Tax gross-up and indemnities) and 15.8 (Interest) insofar as it relates to interest on or the calculation of any amount demanded by that Indemnified Person under clause 15.5 (Indemnity concerning security), subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(b)	Where an Indemnified Person (other than a Finance Party) (the Relevant Beneficiary) who is:

(i)	appointed by a Finance Party under the Finance Documents;

(ii)	an Affiliate of any such person or that Finance Party; or

(iii)	an officer, director, employee, adviser, representative or agent of any of the above persons or that Finance Party,

is entitled to receive any amount (a Third Party Claim) under any of the provisions referred to in paragraph (a) above:

(A)	the Borrower shall (or shall procure that another Obligor will) at the same time as the relevant Third Party Claim is due to the Relevant Beneficiary pay to that Finance Party a sum in the amount of that Third Party Claim;

(B)	payment of such sum to that Finance Party shall, to the extent of that payment, satisfy the corresponding obligations of the Borrower to pay the Third Party Claim to the Relevant Beneficiary; and

(C)	if the Borrower pays the Third Party Claim direct to the Relevant Beneficiary, such payment shall, to the extent of that payment, satisfy the corresponding obligations of the Borrower to that Finance Party under sub-paragraph (A) above.

15.8	Interest

Moneys becoming due by the Borrower (or any other Obligor) to any Indemnified Person under the indemnities contained in this clause 15 or elsewhere in this Agreement shall be paid on demand made by such Indemnified Person and shall be paid together with interest on the sum demanded from the date of demand therefor to the date of reimbursement by the Borrower (or any other Obligor) to such Indemnified Person (both before and after judgment) at the rate referred to in clause 9.3 (Default interest).

15.9	Exclusion of liability

Without prejudice to any other provision of the Finance Documents excluding or limiting the liability of any Indemnified Person, no Indemnified Person will be in any way liable or responsible to any Obligor (whether as mortgagee in possession or otherwise) who is a Party or is a party to a Finance Document to which this clause applies for any loss or liability arising from any act, default, omission or misconduct of that Indemnified Person, except to the extent caused by its own gross negligence or wilful default. Any Indemnified Person may rely on this clause 15.9 subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

15.10	Email indemnity

The Borrower shall indemnify the Finance Parties against any and all Losses together with any VAT thereon which a Finance Party may sustain or incur as a consequence of any email communication purporting to originate from any Obligor to the Finance Parties being made or delivered fraudulently or without proper authorisation (unless such Losses are the direct result of the gross negligence or wilful default of the Finance Party claiming indemnification hereunder).

15.11	Waiver

In no event shall any Finance Party be liable on any theory of liability for any special, indirect, consequential or punitive damages in relation to this Agreement and the other Finance Documents and the Obligors who are a Party hereby waive, release and agree (for and on behalf of themselves and on behalf of the other Group Members and any Manager who is affiliated with the Group (including for that purpose Danaos Shipping Company Limited) and their respective Affiliates and shareholders) not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in their favour.

15.12	Sanctions

(a)	Each Obligor shall, within three (3) Business Days of demand by a Finance Party, indemnify each Finance Party against any cost, loss or liability incurred by it as a result of any civil penalty or fine against, and all reasonable costs and expenses (including reasonable counsel fees and disbursements) incurred in connection with the defence thereof by, the Agent or any Lender as a result of conduct of any Relevant Party or any of their directors, officers or employees, that violate any Sanctions.

(b)	The indemnity in paragraph (a) above shall cover any Losses incurred by each Finance Party in any jurisdiction arising or asserted under or in connection with any law relating to any Sanctions.

15.13	Survival

The indemnities contained in this clause 15 shall survive the termination or discharge of this Agreement and, in respect of the Security Agent, any Receiver or Delegate, the resignation or termination of the appointment of the Security Agent, Receiver or Delegate. The indemnities by the Obligors pursuant to this clause 15 shall continue in full force and effect notwithstanding such termination or discharge and, in respect of the Security Agent, whether or not the Security Agent is then the Security Agent pursuant to this Agreement.

16	Mitigation by the Lenders

16.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in the Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of clause 7.1 (Illegality), clause 13 (Tax gross-up and indemnities), or clause 14 (Increased costs) including (but not limited to) assigning its rights under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

16.2	Limitation of liability

(a)	The Borrower shall promptly indemnify each Finance Party for all costs and expenses incurred by that Finance Party as a result of steps taken by it under clause 16.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under clause 16.1 (Mitigation) if, in the opinion of that Finance Party, to do so might be prejudicial to it.

17	Costs and expenses

17.1	Transaction expenses

The Borrower shall, within 15 Business Days of demand, pay the Agent, the Security Agent and the Arranger, the amount of all documented costs and expenses (including but not limited to fees, costs and expenses of lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts as well as costs related to operating a secure website for communicating with Lenders) (together with any applicable VAT) incurred by any of them (including in the case of the Security Agent, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution, registration and perfection and any release, discharge or reassignment of:

(a)	this Agreement and any other documents referred to in this Agreement and the Security Documents;

(b)	any other Finance Documents executed or proposed to be executed after the date of this Agreement including any document executed to provide additional security under clause 26 (Minimum security value) or clause 45.4 (Transition to a term-based rate); or

(c)	any Security Interest expressed or intended to be granted by a Finance Document,

whether or not the transactions contemplated under the Finance Documents are consummated.

17.2	Amendment costs

If:

(a)	an Obligor requests an amendment, waiver or consent; or

(b)	an amendment or waiver is required pursuant to clause 39.9 (Change of currency);

(c)	an amendment is required as contemplated in clause 45.4 (Transition to a term-based rate) or clause 45.10 (Changes to reference rates),

the Borrower shall, within three Business Days of demand, reimburse each of the Agent and the Security Agent for the amount of all documented costs and expenses (including but not limited to fees, costs and expenses of lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts as well as costs related to operating a secure website for communicating with Lenders) (together with any applicable VAT) incurred by the Agent and the Security Agent (including, the case of the Security Agent, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement and, in the case of clause 45.4 (Transition to a term-based rate), the drafting, negotiation and execution of any Compounding Methodology Supplement or Reference Rate Supplement.

17.3	Agent’s and Security Agent’s management time and additional remuneration

(a)	Any amount payable to the Agent or the Security Agent under clause 15 (Other indemnities), clause 17 (Costs and expenses) or clause 33.16 (Lenders’ indemnity to the Agent, Security Agent and others) shall include the cost of utilising the Agent’s or (as the case may be) the Security Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent or (as the case may be) the Security Agent may notify to the Borrower, and is in addition to any other fee paid or payable to the Agent or the Security Agent.

(b)	Any cost of utilising the Agent’s management time or other resources shall include, without limitation, any such costs in connection with clause 45.9 (Disenfranchisement of Borrower Affiliates).

(c)	Without prejudice to paragraph (a) above, in the event of:

(i)	a Default;

(ii)	the Agent or the Security Agent being requested by an Obligor or the other Finance Parties to undertake duties which the Agent or (as the case may be) the Security Agent and the Borrower agree to be of an exceptional nature or outside the scope of the normal duties of the Agent or (as the case may be) the Security Agent under the Finance Documents; or

(iii)	the Agent or (as the case may be) the Security Agent and the Borrower agreeing that it is otherwise appropriate in the circumstances,

the Borrower shall pay to the Agent or (as the case may be) the Security Agent any additional remuneration that may be agreed between them or determined pursuant to paragraph (d) below including (without limitation) in respect of ongoing costs and/or management fees.

(d)	If the Agent or (as the case may be) the Security Agent and the Borrower fail to agree upon the nature of the duties, or upon the additional remuneration referred to in paragraph (c) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Agent or (as the case may be) the Security Agent and approved by the Borrower or, failing approval, nominated (on the application of the Agent or (as the case may be) the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Borrower) and the determination of any investment bank shall be final and binding upon the Parties.

17.4	Enforcement, preservation and other costs

The Borrower shall, within fifteen Business Days of demand by a Finance Party, pay to each Finance Party the amount of all costs and expenses (including but not limited to fees, costs and expenses of lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts as well as costs related to operating a secure website for communicating with Lenders) (together with any applicable VAT) incurred by that Finance Party in connection with:

(a)	the enforcement of, or the preservation of any rights under, any Finance Document and the Transaction Security and any proceedings instituted by or against any Indemnified Person as a consequence of taking or holding the Security Documents or enforcing those rights;

(b)	subject to clause 26.4 (Expenses of valuation), any valuation carried out under clause 26 (Minimum security value);

(c)	any inspection carried out under clause 24.9 (Inspection and notice of dry-docking); or

(d)	any survey carried out under clause 24.17 (Survey report) or any inspection carried out under clause 22.15 (Inspection).

Section 7 - Guarantee

18	Guarantee and indemnity

18.1	Guarantee and indemnity

Each Guarantor hereby irrevocably and unconditionally and jointly and severally with the other Guarantors:

(a)	guarantees to the Security Agent (as trustee for the Finance Parties) and the other Finance Parties punctual performance by each other Obligor of all such Obligor's obligations under the Finance Documents;

(b)	undertakes with the Security Agent (as trustee for the Finance Parties) and the other Finance Parties that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, it shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with the Security Agent (as trustee for the Finance Parties) and the other Finance Parties that it will, as an independent and primary obligation, indemnify each Finance Party immediately on demand against any cost, loss or liability it incurs:

(i)

(A)	if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal; or

(B)	by operation of law, and as a result of the same, the Borrower has not paid any amount which would, but for such unenforceability, invalidity, illegality or operation of law,

have been payable by the Borrower under any Finance Document on the date when it would have been due; or

(ii)	if as a result (directly or indirectly) of the introduction of or any change in (or the interpretation, administration or application of) any law or regulation, or compliance with any law, regulation or administrative procedure made after entry into this Agreement (a Change in Law), there is a change in the currency, the value of the currency or the timing, place or manner in which any obligation guaranteed by a Guarantor is payable.

The amount payable by each Guarantor under this indemnity:

(A)	in respect of paragraph (i) above, shall be the amount it would have had to pay under this clause 18.1 if the amount claimed had been recoverable on the basis of a guarantee but for any relevant unenforceability, invalidity or illegality, and

(B)	in respect of paragraph (ii) above, shall include (aa) the difference between (x) the amount (if any) received by the Security Agent and the other Finance Parties from the Borrower and (y) the amount that the Borrower was obliged to pay under the original express terms of the Finance Documents in the currency specified in the Finance Documents, disregarding any Change in Law (the Original Currency), and (bb) all further costs, losses and liabilities suffered or incurred by the Security Agent and the other Finance Parties as a result of a Change in Law.

For the purposes of (aa)(x) above, if payment was not received by the Security Agent or the other Finance Parties in the Original Currency, the amount received by the Security Agent and the other Finance Parties shall be deemed to be that payment's equivalent in the Original Currency converted, actually or notionally at the Security Agent's discretion, on the day of receipt at the then prevailing spot rate of exchange of the Security Agent or if, in the Security Agent's opinion, it could not reasonably or properly have made a conversion on the day of receipt of the equivalent of that payment in the Original Currency, that payment's equivalent as soon as the Security Agent could, in its opinion, reasonably and properly have made a conversion of the Original Currency with the currency of payment.

If the Original Currency no longer exists, the Guarantors shall make such payment in such currency as is, in the reasonable opinion of the Security Agent, required, after taking into account any payments by the Borrower, to place the Security Agent and the other Finance Parties in a position reasonably comparable to that it would have been in had the Original Currency continued to exist.

18.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

18.3	Reinstatement

If any payment is made by an Obligor, or any discharge, release or arrangement is given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) in whole or in part on the basis of any payment, security or other disposition, and the same is avoided or reduced or must be restored in, or as a result of, insolvency, liquidation, administration or any other similar event or otherwise, without limitation then:

(a)	the liability of each Guarantor under this clause 18 shall continue or be reinstated as if the payment, discharge, release, arrangement, avoidance or reduction had not occurred; and

(b)	each Finance Party shall be entitled to recover the value or amount of that security or payment from each Guarantor, as if the payment, discharge, release, arrangement, avoidance or reduction had not occurred.

18.4	Waiver of defences

The obligations of each Guarantor under this clause 18 will not be affected by an act, omission, matter or thing (whether or not known to it or any Finance Party) which, but for this clause 18, would reduce, release or prejudice any of its obligations under this clause 18 including (without limitation):

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any other Obligor;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

(g)	any law or regulation of any jurisdiction or any other event affecting any term of the guaranteed obligations;

(h)	any other circumstance that might constitute a defence of the Guarantor; or

(i)	any insolvency or similar proceedings.

18.5	Guarantor intent

Without prejudice to the generality of clause 18.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents.

18.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this clause 18. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

18.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of a Guarantor's liability under this clause 18.

18.8	Deferral of Guarantors' rights

(a)	Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this clause 18:

(i)	to be indemnified by another Obligor;

(ii)	to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents;

(iii)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(iv)	to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which that Guarantor has given a guarantee, undertaking or indemnity under clause 18 (Guarantee and indemnity);

(v)	to exercise any right of set-off against any other Obligor; and/or

(vi)	to claim or prove as a creditor of any other Obligor in competition with any Finance Party.

(b)	If a Guarantor receives any benefit, payment or distribution in relation to such rights it will promptly pay an equal amount to the Agent for application in accordance with clause 39 (Payment mechanics). This only applies until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full.

18.9	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

18.10	Guarantors' rights and obligations

(a)	The obligations of each Guarantor under the Guarantee and under this Agreement are joint and several. Failure by a Guarantor to perform its obligations under the Guarantee and/or this Agreement shall constitute a failure by all of the Guarantors.

(b)	Each Guarantor irrevocably and unconditionally jointly and severally with each other Guarantor:

(i)	agrees that it is responsible for the performance of the obligations of each other Guarantor under the Guarantee and this Agreement;

(ii)	acknowledges and agrees that it is a principal and original debtor in respect of all amounts due from the Guarantors under the Guarantee and under this Agreement; and

(iii)	agrees with each Finance Party that, if any obligation of another Guarantor under the Guarantee and this Agreement is or becomes unenforceable, invalid or illegal for any reason it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any and all Losses it incurs as a result of another Guarantor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by that other Guarantor under the Guarantee and/or this Agreement. The amount payable under this indemnity shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

(c)	The obligations of each Guarantor under the Finance Documents shall continue until all amounts which may be or become payable by the Guarantors under or in connection with the Finance Documents have been irrevocably and unconditionally paid or discharged in full, regardless of any intermediate payment or discharge in whole or in part.

18.11	Amendments and waivers in writing

No waivers, consents, discharges or releases by the Finance Parties or amendments to, of, or in connection with, the provisions of the Guarantee may be made or given, unless they are made or given in writing by the Parties and with the prior written consent of the Finance Parties.

Section 8 - Representations, Undertakings and Events of Default

19	Representations

19.1	Representations

Each Obligor who is a Party makes and repeats the representations and warranties set out in this clause 19 to each Finance Party at the times specified in clause 19.41 (Times when representations are made).

19.2	Status

(a)	Each Obligor is a corporation or a limited company and it is duly incorporated and/or (as the case may be) formed and validly existing under the laws of its Original Jurisdiction.

(b)	Each Obligor has power and authority to own its assets and to carry on its business as it is now being conducted and to perform its obligations under the Transaction Documents to which it is a party.

19.3	Binding obligations

Subject to the Legal Reservations:

(a)	the obligations expressed to be assumed by each Obligor in each Transaction Document to which it is, or is to be, a party are or, when entered into by it, will be legal, valid, binding and enforceable obligations; and

(b)	(without limiting the generality of paragraph (a) above) each Security Document to which an Obligor is, or will be, a party, creates or will create the Security Interests which that Security Document purports to create and those Security Interests are or will be valid and effective.

19.4	Non-conflict

The entry into and performance by each Obligor of, and the transactions contemplated by the Transaction Documents and the granting of the Transaction Security do not and will not conflict with:

(a)	any law or regulation applicable to any Obligor;

(b)	the Constitutional Documents of any Obligor; or

(c)	any agreement or other instrument binding upon any Obligor or any Obligor's assets,

or constitute a default or termination event (however described) under any such agreement or instrument or result in the creation of any Security Interest (save for a Permitted Maritime Lien or under a Security Document) on any Obligor's assets, rights or revenues.

19.5	Power and authority

(a)	Each Obligor has the power to enter into, perform and deliver and comply with its obligations under, and has taken all necessary action to authorise its entry into, performance and delivery of, and compliance with, each Transaction Document to which it is, or is to be, a party and each of the transactions contemplated by those documents.

(b)	No limitation on any Obligor's powers to borrow, create security or give guarantees will be exceeded as a result of any transaction under, or the entry into of, any Transaction Document to which such Obligor is, or is to be, a party.

19.6	Validity and admissibility in evidence

(a)	All Authorisations required:

(i)	to enable each Obligor lawfully to enter into, exercise its rights and comply with its obligations under each Transaction Document to which it is a party;

(ii)	to make each Transaction Document to which it is a party admissible in evidence in its Relevant Jurisdictions; and

(iii)	to ensure that the Transaction Security has the priority and ranking contemplated by the Security Documents,

have been obtained or effected and are in full force and effect except any Authorisation or filing referred to in clause 19.15 (No filing or stamp taxes), which Authorisation or filing will be promptly obtained or effected within any applicable period.

(b)	All Authorisations necessary for the conduct of the business, trade and ordinary activities of each Obligor have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations might have a Material Adverse Effect.

19.7	Governing law and enforcement

Subject to Legal Reservations:

(a)	the choice of governing law of any Transaction Document will be recognised and enforced in each Obligor's Relevant Jurisdictions; and

(b)	any judgment obtained in relation to any Transaction Document in the jurisdiction of the governing law of that Transaction Document will be recognised and enforced in its Relevant Jurisdictions.

19.8	No misleading information

(a)	Any factual information contained in the Information Package is true and accurate in all material respects as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given.

(b)	Any budget, financial projection or forecast contained in the Information Package has been prepared on the basis of recent historical information and on the basis of reasonable assumptions and was fair (as at the date of the relevant report or document containing the projection or forecast) and arrived at after careful consideration.

(c)	The expressions of opinion or intention provided by or on behalf of an Obligor for the purposes of the Information Package were made after careful consideration and (as at the date of the relevant report or document containing the expression of opinion or intention) were fair and based on reasonable grounds.

(d)	To the best of the Borrower's knowledge and belief (having made due and careful enquiry) no event or circumstance has occurred or arisen and no information has been omitted from the Information Package and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Information Package being untrue or misleading in any material respect.

(e)	To the best of the Borrower's knowledge and belief (having made due and careful enquiry) all other written information provided by any Group Member (including its advisers) to a Finance Party was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any respect.

(f)	For the purposes of this clause 19.8, Information Package means the newbuild financing investor memorandum dated January 2024 provided by the Borrower to any of the Finance Parties in connection with the Transaction Documents or the transactions referred to in them.

19.9	Original Financial Statements

(a)	The Original Financial Statements were prepared in accordance with US GAAP consistently applied.

(b)	The Original Financial Statements fairly present the consolidated financial condition as at the end of the relevant Financial Year and the consolidated results of operations during the relevant Financial Year of the Borrower and its Subsidiaries.

(c)	The Original Financial Statements do not consolidate the results, assets or liabilities of any person or business which does not form part of the Group.

(d)	There has been no material adverse change in the assets, business or financial condition of any Obligor (or the assets, business or consolidated financial condition of the Borrower and its Subsidiaries) since the date of the Original Financial Statements.

19.10	Pari passu ranking

Each Obligor's payment obligations under the Finance Documents to which it is, or is to be, a party rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

19.11	Ranking and effectiveness of security

Subject to the Legal Reservations and any filing, registration or notice requirements which is referred to in any Legal Opinion:

(a)	the Transaction Security has (or will have when the relevant Security Documents have been executed) the priority which it is expressed to have in the Security Documents;

(b)	the Charged Property is not subject to any Security Interest other than Permitted Security Interests; and

(c)	the Transaction Security will constitute perfected security on the assets described in the Security Documents.

19.12	Centre of main interests and establishments

Its centre of main interest (as that term is used in Article 3(1) of the Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast) (the Regulation)) of each Obligor is not in the United States of America and no Obligor has an "establishment" (as that term is used in Article 2(10) of the Regulation) in the United States of America.

19.13	Ownership of Charged Property

Each Obligor is the sole legal and beneficial owner of the Charged Property over which it purports to grant a Security Interest under the Security Documents.

19.14	No insolvency

No corporate action, legal proceeding or other procedure or step described in clause 30.9 (Insolvency proceedings) or creditors' process described in clause 30.10 (Creditors' process) has been taken or, to the knowledge of any Obligor, threatened in relation to a Group Member and none of the circumstances described in clause 30.8 (Insolvency) applies to any Group Member.

19.15	No filing or stamp taxes

Under the laws of each Obligor's Relevant Jurisdictions it is not necessary that any Transaction Document to which it is, or is to be, party be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial, documentary or similar Taxes or fees be paid on or in relation to any such Transaction Document or the transactions contemplated by the Transaction Documents except any filing, recording or enrolling or any tax or fee payable in relation to any Finance Document which is referred to in any Legal Opinion and which will be made or paid promptly after the date of the relevant Transaction Document.

19.16	Deduction of Tax

No Obligor is required to make any Tax Deduction (as defined in clause 13.1 (Definitions)) from any payment it may make under any Finance Document to which it is, or is to be, a party and no other party is required to make any such deduction from any payment it may make under any other Transaction Document.

19.17	Tax compliance

(a)	No Obligor or other Group Member is overdue in the filing of any Tax returns or overdue in the payment of any amount in respect of Tax.

(b)	No claims or investigations are being, or are reasonably likely to be, made or conducted against any Obligor or other Group Member with respect to Taxes such that a liability of, or claim against, any Obligor or other Group Member is reasonably likely to arise for an amount for which adequate reserves have not been provided in the Original Financial Statements and which might reasonably be expected to have a Material Adverse Effect or which would involve a liability, or a potential liability exceeding:

(i)	$5,000,000 (or its equivalent in other currencies) in relation to the Borrower or the Group taken as a whole; or

(ii)	$500,000 (or its equivalent in other currencies) in relation to any Group Member (other than the Borrower).

19.18	Pension exposure

No Guarantor is, or may be, liable to contribute funds to any form of pension scheme or similar arrangement (other than a scheme or arrangement which is mandatory by law, or where the benefits conferred by it on its members are calculated solely by reference to a payment or payments made by the relevant member or by any other person in respect of that member).

19.19	No Event of Default

(a)	No Event of Default is continuing or might reasonably be expected to result from the making of a Utilisation or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

(b)	No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on any Obligor or any other Group Member or to which any Obligor's (or any other Group Member's) assets are subject which might reasonably be expected to have a Material Adverse Effect.

19.20	No proceedings

(a)	No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect has or have (to the best of any Obligor's knowledge and belief (having made due and careful enquiry)) been started or threatened against any Obligor or any other Group Member.

(b)	No judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental, arbitral or other regulatory body or agency which is reasonably likely to have a Material Adverse Effect has (to the best of any Obligor's knowledge and belief (having made due and careful enquiry)) been made against any Obligor or any other Group Member.

19.21	No breach of laws

(a)	To the best of any Obligor's knowledge and belief (having made due and careful enquiry) no Obligor or other Group Member has breached any law or regulation which breach might reasonably be expected to have a Material Adverse Effect.

(b)	No labour dispute is current or, to the best of any Obligor's knowledge and belief (having made due and careful enquiry) threatened against any Obligor or other Group Member which might reasonably be expected to have a Material Adverse Effect.

19.22	Environmental matters

(a)	To the best of any Obligor's knowledge and belief (having made due and careful enquiry) no Environmental Law applicable to any Fleet Vessel and/or any Obligor or other Group Member has been violated in a manner or to an extent which might reasonably be expected to have, a Material Adverse Effect.

(b)	All consents, licences, Authorisations and approvals required or recommended under such Environmental Laws have been obtained and are currently in force.

(c)	No Environmental Claim has been made or, to the best of any Obligor's knowledge and belief (having made due and careful enquiry), is pending against any Group Member or any Fleet Vessel where that claim might reasonably be expected to have a Material Adverse Effect and there has been no Environmental Incident which has given, or might give, rise to such a claim.

19.23	Anti-corruption law

Each Obligor and each Group Member has conducted its businesses in compliance with applicable anti-corruption laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

19.24	Security and Financial Indebtedness

(a)	No Security Interest or Quasi-Security exists over all or any of the present or future assets of any Obligor, in breach of this Agreement.

(b)	No Guarantor has any Financial Indebtedness outstanding in breach of or other than as permitted by this Agreement.

19.25	Shares

(a)	The shares of each Guarantor are fully paid and not subject to any option to purchase or similar rights and are not bearer shares.

(b)	The Constitutional Documents of each Guarantor do not and could not restrict or inhibit any transfer of those shares on creation or enforcement of the Security Documents.

(c)	There are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any share or loan capital of each Guarantor (including any option or right of pre-emption or conversion).

19.26	Ownership of Obligors

(a)	The Coustas Family (and/or any funds controlled by the Coustas Family) ultimately beneficially own at least 15 per cent and one share of the issued voting share capital of the Borrower.

(b)	The Coustas Family have the power to cast at a general meeting of the Borrower at least 15 per cent and one share of the maximum number of votes of the issued voting share capital that might be cast at a general meeting of the Borrower.

(c)	Dr John Coustas is both the Chief Executive Officer of the Borrower and a director of the Borrower.

(d)	No one or more persons (who are not members of the Coustas Family) acting in concert controls the Borrower.

(e)	Dr John Coustas and Danaos Investment Limited own 80% of the capital stock and/or voting rights in the Manager of each Ship and/or control of such Manager.

(f)	Each Guarantor is a wholly owned direct Subsidiary of, and is controlled by, the Borrower.

19.27	No Change of Control

There has not been a Change of Control.

19.28	Accounting Reference Date

The Financial Year-end of each Obligor and each Group Member is the Accounting Reference Date.

19.29	Copies of documents

The copies of those Transaction Documents which are not Finance Documents and the Constitutional Documents of the Obligors delivered to the Agent under clause 4 (Conditions of Utilisation) will be true, complete and accurate copies of such documents and include all amendments and supplements to them as at the time of such delivery and no other agreements or arrangements exist between any of the parties to those Transaction Documents which would affect the transactions or arrangements contemplated by them or modify, waive or release the obligations of any party under them.

19.30	No material variation of any Charter Document

(a)	There has not been a material variation of any Charter Document to which an Obligor is a party since the date of entry of any such Charter Document.

(b)	For the purposes of paragraph (a) above and this clause 19.30, material variation, amendment or supplement shall mean any variation, amendment or supplement relating to non-payment of charterhire, reduction of charterhire, frequency of charterhire payment, the termination rights of a Charterer, withdrawal rights of an Owner, reduction in the fixed term of an Assignable Charter, cancellation of an Assignable Charter, assignment and/or transfer of any rights and/or obligations under an Assignable Charter, a change in the identity of a Charterer or Charter Guarantor, the scope or extent of any Charter Guarantee or the reduction of the liabilities or indemnities undertaken thereunder by any Charter Guarantor, or a change in the governing law of an Assignable Charter or Charter Guarantee.

19.31	No immunity

No Obligor nor any of its assets is immune to any legal action or proceeding.

19.32	Ship status

Each Ship shall, on the first day of the relevant Mortgage Period, be:

(a)	registered in the name of the relevant Owner through the relevant Registry as a ship under the laws and flag of the relevant Flag State;

(b)	operationally seaworthy and in every way fit for service;

(c)	classed with the relevant Classification free of any overdue requirements and recommendations of the relevant Classification Society; and

(d)	insured in the manner required by the Finance Documents.

19.33	Ship's employment

Each Ship shall, on the first day of the relevant Mortgage Period:

(a)	if it is then subject to a Charter, have been delivered, and accepted for service, under the Charter relevant to it;

(b)	be free of any other charter commitment (except the Charter or Charters relevant to it) which, if entered into after that date, would require approval under the Finance Documents; and

(c)	not be subject to any agreement or arrangement whereby the Earnings of that Ship may be shared with any other person (except for any profit sharing arrangements on an arm's length basis and referring to an index or similar benchmark).

19.34	Address commission

There are no rebates, commissions or other payments in connection with any Charter other than those referred to in it.

19.35	No Money Laundering

In relation to the borrowing by the Borrower of the Loan or any part of it, the performance and discharge of the Obligors' obligations and liabilities under the Finance Documents, and the transactions and other arrangements effected or contemplated by this Agreement and the Finance Documents, the Obligors are acting for their own account and the foregoing will not involve or lead to a contravention of any applicable law, official requirement or other regulatory measure or procedure which has been implemented by any relevant regulatory authority or otherwise to combat money laundering.

19.36	Sanctions

(a)	None of the Obligors nor any other Group Member nor any Manager which is affiliated with the Group (including for that purpose Danaos Shipping Company Limited as Manager) nor any of their Subsidiaries, their respective directors and officers and to the best knowledge of each Obligor, any Affiliate of such Obligor or any of their respective Subsidiaries, is a Prohibited Person or is owned or controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person or any person that is located, organized or resident in a Sanctioned Country and none of such persons owns or controls a Prohibited Person.

(b)	Each Obligor, each other Group Member and any Manager which is affiliated with the Group (including for that purpose Danaos Shipping Company Limited as Manager) is in compliance with all Sanctions.

(c)	No Ship is a Sanctioned Ship.

19.37	Good title to assets

Each Obligor has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

19.38	Group structure chart

The group structure chart delivered to the Agent under Schedule 3 (Conditions precedent) is true, complete and accurate in all material respects.

19.39	Status of Charter Documents

Subject to any applicable Legal Reservations, the Charter Documents constitute legal, valid, binding and enforceable obligations of the Obligors in accordance with their respective terms.

19.40	Anti-bribery, anti-corruption and anti-money laundering

No Obligor nor any of their Subsidiaries nor any of their respective directors, officers nor (to the best of each Obligor’s knowledge (having made due and careful enquiry)) employees or Affiliates has engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, rules or regulations and the Borrower has instituted and maintains policies and procedures designated to prevent violation of such laws, regulations and rules.

19.41	Times when representations are made

(a)	All of the representations and warranties set out in this clause 19 (other than Ship Representations) are deemed to be made on the date of:

(i)	this Agreement;

(ii)	the first Utilisation Request; and

(iii)	the first Utilisation.

(b)	The Repeating Representations are deemed to be made and repeated on the dates of each subsequent Utilisation Request, each subsequent Utilisation and the first day of each Interest Period.

(c)	All of the Ship Representations in respect of a Ship are deemed to be made on the first day of the Mortgage Period for the relevant Ship.

(d)	Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made and repeated by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made or repeated.

20	Information undertakings

20.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 20 will be complied with throughout the Facility Period.

20.2	Definitions

In this clause 20:

Annual Financial Statements means each of the audited consolidated financial statements for a Financial Year of the Borrower (and its Subsidiaries) delivered pursuant to paragraph (a) of clause 20.3 (Financial statements).

Quarterly Financial Statements means each of the unaudited consolidated financial statements for a Financial Quarter of the Borrower (and its Subsidiaries) delivered pursuant to paragraph (b) of clause 20.3 (Financial statements).

20.3	Financial statements

The Obligors shall supply to the Agent:

(a)	the audited consolidated financial statements of the Borrower (and its Subsidiaries) on a consolidated basis for each Financial Year as soon as the same become available, but in any event within 180 days after the end of each Financial Year; and

(b)	the unaudited consolidated financial statements of the Borrower (and its Subsidiaries) for each Financial Quarter (including on a year to date basis) as soon as the same become available, but in any event within 60 days after the end of each such Financial Quarter.

20.4	Provision and contents of Compliance Certificate

(a)	The Obligors shall supply to the Agent with each set of Annual Financial Statements and Quarterly Financial Statements of the Borrower, a Compliance Certificate.

(b)	Each Compliance Certificate shall, amongst other things, set out (in reasonable detail) computations as to compliance with clause 21 (Financial covenants) and (subject to paragraph (c) below) have attached thereto valuations of the Mortgaged Ships (dated as at the end of the financial period to which such Compliance Certificate relates) demonstrating their Market Values and made in accordance with and on the basis of clause 26 (Minimum security value).

(c)	The Borrower may elect that any Compliance Certificate delivered in respect of a Financial Quarter ending in March or September of a Financial Year, is accompanied by the same valuations of the Mortgaged Ships attached to the immediately preceding Compliance Certificate delivered to the Agent and in that case the Market Values of the Mortgaged Ships shall be determined by reference to such older valuations (unless the Agent (acting on the instructions of the Majority Lenders) notify the Borrower at any time (whether before or after such Compliance Certificate is issued), that they do not accept such election of the Borrower.

(d)	Each Compliance Certificate shall be signed by the chief financial officer or the chief operating officer of the Borrower or, in his absence, by two directors of the Borrower.

20.5	Requirements as to financial statements

(a)	The Obligors shall procure that each set of Annual Financial Statements and Quarterly Financial Statements delivered pursuant to clause 20.3 (Financial statements) includes a profit and loss account, a balance sheet and a cashflow statement and that, in addition, each set of Annual Financial Statements shall be audited by the Auditors.

(b)	Each set of financial statements delivered pursuant to clause 20.3 (Financial statements) shall:

(i)	be prepared in accordance with the Accounting Principles;

(ii)	give a true and fair view of (in the case of Annual Financial Statements for any Financial Year), or fairly present (in other cases), and must be certified by an officer of the relevant Obligor as fairly presenting, its financial condition and operations, as at the date as at which those financial statements were drawn up; and

(iii)	in the case of Annual Financial Statements, not be the subject of any material qualification in the Auditors' opinion.

(c)	The Obligors shall procure that each set of financial statements delivered pursuant to clause 20.3 (Financial statements) shall be prepared using the Accounting Principles, accounting practices and financial reference periods consistent with those applied in the preparation of the Original

Financial Statements unless, in relation to any set of financial statements, the Borrower notifies the Agent that there has been a change in the Accounting Principles or the accounting practices and the Auditors deliver to the Agent:

(i)	a description of any change necessary for those financial statements to reflect the Accounting Principles or accounting practices and reference periods upon which corresponding Original Financial Statements were prepared; and

(ii)	sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether clause 21 (Financial covenants) has been complied with and to make an accurate comparison between the financial position indicated in those financial statements and the Original Financial Statements.

(d)	Any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

20.6	Year-end

The Obligors shall procure that each Financial Year-end of each Obligor and each Group Member falls on the Accounting Reference Date.

20.7	Information: miscellaneous

The Obligors shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)	save to the extent publicly available, at the same time as they are dispatched, copies of all documents dispatched by the Borrower to any class of its shareholders generally or dispatched by the Borrower or any Obligors to any class of its creditors generally;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any Group Member, and which, if adversely determined, might have a Material Adverse Effect or which would involve a liability, or a potential or alleged liability, exceeding $5,000,000 (or its equivalent in other currencies);

(c)	promptly on request by the Agent (acting on the instructions of the Majority Lenders), a budget and cash flow projections for the Group in respect of such Financial Year, in form and substance acceptable to the Majority Lenders;

(d)	promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental, arbitral or other regulatory body or agency which is made against any Group Member and which is reasonably likely to have a Material Adverse Effect;

(e)	promptly, such information as the Agent or the Security Agent or any Lender may reasonably require about the Charged Property and compliance of the Obligors with the terms of any Security Documents; and

(f)	promptly on reasonable request from the Agent, such further information regarding the financial condition, assets and operations of the Group and/or any Group Member as any Finance Party through the Agent or any Lender may reasonably request (including, but not limited to, fleet employment lists, information about the Group's newbuilding program and related obligations, financing offers and agreements in respect of such newbuildings etc.).

20.8	Notification of Event of Default

(a)	The Obligors shall notify the Agent of any Event of Default (and the steps, if any, being taken to remedy it) promptly upon any Obligor becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)	Promptly upon a request by the Agent, the Borrower shall supply to the Agent a certificate signed by two of the directors or senior officers of the Borrower certifying that no Event of Default is continuing (or if an Event of Default is continuing, specifying the Event of Default and the steps, if any, being taken to remedy it).

20.9	Sufficient copies

The Obligors, if so requested by the Agent, shall deliver sufficient copies of each document to be supplied under the Finance Documents to the Agent to distribute to each of the Lenders.

20.10	Use of websites

(a)	The Borrower acknowledges and agrees that any information under this Agreement may be delivered to a Lender (through the Agent) onto an electronic website (a Website Lender) if:

(i)	the Agent and the Lenders so agree;

(ii)	the Agent appoints a website provider with the approval of the Borrower and designates an electronic website for this purpose (the Designated Website);

(iii)	the Designated Website is used for communication between the Agent and the Lenders;

(iv)	the Agent notifies the Lenders of the address for the Designated Website;

(v)	that information can only be posted on the Designated Website by the Agent; and

(vi)	the information posted is in a format agreed between the Borrower and the Agent.

The cost of the website shall be borne by the Borrower, subject to such cost being agreed by the Borrower in advance.

(b)	Any Website Lender may request from the Borrower, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Borrower shall at their own cost comply with any such request within ten (10) Business Days.

20.11	"Know your customer" checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement or the application of the policies and procedures of the Agent, the Security Agent or any Lender;

(ii)	any change in the status of an Obligor (or of a Holding Company of an Obligor) or the composition of the shareholders of an Obligor (or of a Holding Company of an Obligor) after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender pursuant to clause 31 (Changes to the Lenders), of any of its rights and/or obligations under this Agreement to a party that is not already a Lender prior to such assignment or transfer provided the Borrower’s consent has been obtained where required pursuant to clause 31.1 (Assignments by the Lenders), obliges the Agent, the Security Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it (or, where such information is not sufficiently up-to-date for the purpose of compliance with any banking supervisory laws applicable to any Lender and/or standard banking practices), each Obligor shall promptly upon the request of the Agent or the Security Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender), the Security Agent or any Lender in order for the Agent, the Security Agent or such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender, to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Finance Party shall, promptly upon the request of the Agent or the Security Agent, supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent or the Security Agent (for itself) in order for it to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents, including a statement from any Obligor confirming that the documents, data or information previously provided to the Agent and/or the Lenders or any other Finance Party for the purposes of their "know your customer" checks is up to date, alternatively, such updated documents, data or information as requested by the Finance Parties.

20.12	Money Laundering

The Borrower will:

(a)	provide the Agent with information, certificates and any documents required by the Agent or any other Finance Party to ensure compliance with any law, official requirement or other regulatory measure or procedure implemented to combat money laundering (as defined in the provisions of the directive (2015/849/EC) of the European Parliament and of the Council) throughout the Facility Period; and

(b)	notify the Agent as soon as it becomes aware of any matters evidencing that a breach of any law, official requirement or other regulatory measure or procedure implemented to combat money laundering (as defined in the provisions of the directive (2015/849/EC) of the European Parliament and of the Council) may or is about to occur or that the person(s) who have or will receive the commercial benefit of this Agreement have changed from the date hereof.

21	Financial covenants

21.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 21 will be complied with throughout the Facility Period.

21.2	Financial definitions

In this clause 21:

Accounting Principles means US GAAP or, if chosen to be adopted by the Borrower, International Financial Reporting Standards (IFRS Standards) applicable from time to time.

Borrowings means, at any time, the aggregate face value of the outstanding principal or capital amount (and any fixed or minimum premium payable on prepayment or redemption) of any indebtedness of Group Members for or in respect of:

(a)	moneys borrowed and debit balances at banks or other financial institutions;

(b)	any acceptances under any acceptance credit or bill discount facility (or dematerialised equivalent);

(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	any Finance Lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis and meet any requirements for de-recognition under the Accounting Principles);

(f)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of an entity which is not a Group Member which liability would fall within one of the other paragraphs of this definition;

(g)	any amount raised by the issue of shares which are redeemable (other than at the option of the issuer) before all amounts outstanding under the Finance Documents are discharged in full or are otherwise classified as borrowings under the Accounting Principles;

(h)	any amount of any liability under an advance or deferred purchase agreement if:

(i)	one of the primary reasons behind the entry into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question; or

(ii)	the agreement is in respect of the supply of assets or services and payment is due more than 90 days after the date of supply;

(i)	any amount raised under any other transaction (including any forward sale or purchase agreement, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing or otherwise classified as borrowings under the Accounting Principles; and

(j)	(without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (i) above,

and, for the avoidance of doubt: (i) Borrowings shall not include any obligation or marked to market fair value recorded in the Financial Statements in respect of derivative financial instruments and (ii) the amount of principal or interest (or equivalent of principal or interest) constituting any such Borrowings shall be calculated by reference to the actual amount actually and legally owing and outstanding by Group Members at the time of determination, irrespective of any other method of calculation or treatment of such amounts under the Accounting Principles.

Cash and Cash Equivalents means, at any time, "Cash and Cash Equivalents" as shown in the Financial Statements, in each case if and to the extent Group Members are alone beneficially entitled to them at that time and provided they are not subject to any Security Interest (other than any Security Interest permitted under clause 29.2 (General negative pledge)) and the ability to deal in any of them or ability to apply the proceeds towards repayment of Financial Indebtedness is not subject to the prior discharge of any other Financial Indebtedness.

Consolidated Debt means, at any time, the aggregate of all obligations of any Group Member for or in respect of Borrowings at that time as reflected in the Financial Statements, but excluding any such obligations owing by a Group Member to another Group Member.

Consolidated EBITDA means, in respect of any Measurement Period, the Net Income:

(a)	before taking into account interest income and interest expense, gains or losses under any derivative financial instruments (whether realised or unrealised), tax, depreciation, amortisation and any other non cash or extraordinary item, asset impairments, amortisation of finance costs, capital gains or losses realised from the sale of any Relevant Vessel, Finance Charges and capital losses on Relevant Vessel cancellations each as reflected in the Financial Statements for the Measurement Period; and

(b)	before taking into account Non-Recurring Items (subject to the limitation set out in that definition) as reflected in the Financial Statements for the Measurement Period.

Consolidated Net Leverage means, in respect of any Measurement Period, the ratio of Consolidated Debt (less Cash and Cash Equivalents) to Consolidated EBITDA in respect of that Measurement Period.

Finance Charges means, for any Measurement Period, the aggregate amount of the accrued interest (excluding any accrued or capitalised PIK interest), commission, exit fees, fees, discounts, prepayment fees, premiums or charges and other finance payments in respect of Borrowings whether paid, payable or capitalised by any Group Member as included in the Financial Statements (calculated on a consolidated basis) in respect of that Measurement Period:

(a)	including any upfront fees or costs which are included as part of the effective interest rate adjustments (including in respect of permitted interest rate caps);

(b)	including the interest (but not the capital) element of payments in respect of Finance Leases;

(c)	including any commission, fees, discounts and other finance payments payable by (and deducting any such amounts payable to) any Group Member under any interest rate hedging arrangement; and

(d)	taking no account of any unrealised gains or losses on any derivative financial instruments,

so that no amount shall be added (or deducted) more than once.

Finance Leases means any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease.

Financial Quarter has the meaning given to it in clause 1.1 (Definitions and interpretation).

Financial Statements has the meaning given to it in clause 1.1 (Definitions and interpretation).

Interest Cover means, for any Measurement Period, the ratio of Consolidated EBITDA to Net Interest Expense.

Liquidity means the aggregate of all Cash and Cash Equivalents at any time.

Measurement Period means each period of twelve months ending on the last day of each Financial Quarter.

Net Income means:

(a)	in relation to any Financial Year, the net income of the Group appearing in the Financial Statements for that Financial Year; and

(b)	in relation to any Financial Quarter, the net income of the Group appearing in the Financial Statements for that Financial Quarter.

Net Interest Expense in respect of a Measurement Period is equal to consolidated:

(a)	interest expense (excluding capitalised interest and PIK interest), less;

(b)	interest income, less;

(c)	realised gains on interest rate swaps, plus;

(d)	realised losses on interest rate swaps,

each as reflected in the Financial Statements for the Measurement Period. For the avoidance of doubt, Net Interest Expense excludes unrealised gains/losses on derivative financial instruments.

Non-Recurring Items means, in respect of a Measurement Period, any exceptional, one off, non-recurring or extraordinary items up to a maximum of 5 per cent of Consolidated EBITDA (excluding Non-Recurring Items), each as reflected in the Financial Statements for that Measurement Period.

21.3	Financial condition

Each Obligor who is a Party shall ensure that throughout the Facility Period:

(a)	Liquidity: at all times during each Measurement Period ending on each Quarter Date, Liquidity shall not at any time be less than $30,000,000; and

(b)	Consolidated net leverage ratio: at all times during each Measurement Period ending on each Quarter Date, Consolidated Net Leverage shall be lower than 6.50:1.00; and

(c)	Interest Cover: at all times during each Measurement Period ending on each Quarter Date, Interest Cover shall be higher than 2.50:1.00.

21.4	Financial testing

The financial covenants set out in clause 21.3 (Financial condition) shall be calculated in accordance with the Accounting Principles on a consolidated basis and tested by reference to each of the Financial Statements and/or each Compliance Certificate delivered pursuant to clause 20.4 (Provision and contents of Compliance Certificate ).

22	General undertakings

22.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 22 will be complied with by and in respect of each Obligor throughout the Facility Period.

22.2	Use of proceeds

The proceeds of any Utilisation shall be used exclusively for the purposes specified in clause 3 (Purpose).

22.3	Authorisations

Each Obligor shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	upon the Agent's request, supply certified copies to the Agent of,

any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

(i)	enable it to perform its obligations under the Transaction Documents;

(ii)	ensure the legality, validity, enforceability or admissibility in evidence of any Transaction Document; and

(iii)	carry on its business where failure to do so has, or is reasonably likely to have, a Material Adverse Effect.

22.4	Compliance with laws

(a)	Each Obligor shall:

(i)	comply in all respects with all laws and regulations in respect of Sanctions to which it or its Ship may be subject; and

(ii)	(other than in respect of Sanctions) comply in all respects with all laws and regulations (including any applicable code (as defined in clause 24.2 (Defined terms)) and/or Environmental Laws) to which it or its Ship may be subject, if failure to comply has, or is reasonably likely to have, a Material Adverse Effect.

(b)	No Owner shall employ or operate its Ship nor allow its employment, operation or management in any manner contrary to any law, regulation or rule including, but not limited to, each applicable code (as defined in clause 24.2 (Defined terms)), all Environmental Laws and all Sanctions.

22.5	Anti-corruption law

(a)	No Obligor shall (and shall ensure that no other Group Member will) directly or indirectly use the proceeds of the Facility for any purpose which would or might breach applicable anti-corruption laws including, but not limited to, the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

(b)	Each Obligor shall (and shall ensure that each other Group Member will):

(i)	conduct its businesses in compliance with applicable anti-corruption laws; and

(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.

22.6	Tax compliance

(a)	Each Obligor shall pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Agent under clause 20.3 (Financial statements); and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have, a Material Adverse Effect.

22.7	Change of business or Constitutional Documents or domicile

(a)	Except as approved in writing by the Majority Lenders, no change will be made to the general nature of the business of the Borrower or any of the other Obligors or the Group taken as a whole from that carried on at the date of this Agreement, or to the corporate and/or legal structure of the Group from that existing on the date of this Agreement.

(b)	Except as approved in writing by the Majority Lenders, no change will be made to the Constitutional Documents of any Obligor which will affect such Obligor's ability to perform its obligations under the Finance Documents or will affect the validity or enforceability of or the effectiveness or ranking of any Transaction Security granted by such Obligor pursuant to any of the Finance Documents or the rights or remedies or any Finance Party under any Finance Documents to which such Obligor is a party.

(c)	Except as approved in writing by the Majority Lenders, no change will be made to the domicile of any Obligor.

22.8	Merger

Except as approved by the Majority Lenders:

(a)	no Obligor shall enter into any amalgamation, demerger, merger, consolidation redomiciliation, legal migration or corporate reconstruction (other than the solvent liquidation of any Group Member which is not an Obligor so long as any payments or assets distributed as a result of such liquidation or reorganisation are distributed to other Group Members) Provided however that the Borrower may enter into a merger if:

(i)	it is the surviving entity;

(ii)	no Event of Default is continuing at the time or would occur as a result of such merger (and no breach of clause 21 (Financial covenants) exists prior to or would occur immediately after such merger if the financial covenants set out in such clause were tested at such times); and

(iii)	such merger does not result in a Change of Control.

22.9	Pension exposure

The Borrower shall ensure that no Guarantor is, or any time becomes, liable to contribute funds to any form of pension scheme or similar arrangement (other than as required by law and other than a scheme or arrangement where the benefits conferred by it on its members are calculated solely by reference to a payment or payments made by the relevant member or by any other person in respect of that member).

22.10	Further assurance

(a)	Each Obligor shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Agent may reasonably specify (and in such form as the Agent or the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

(i)	to perfect the Security Interests created or intended to be created by that Obligor under or evidenced by, the Security Documents (which may include the execution of a mortgage, charge, assignment or other security over all or any of the assets which are, or are intended to be, the subject of the Security Documents) or for the exercise of any rights, powers and remedies of the Security Agent and/or any other Finance Parties provided by or pursuant to the Finance Documents or by law;

(ii)	to confer on the Security Agent and/or any other Finance Parties Security Interests over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security Interest intended to be conferred by or pursuant to the Security Documents;

(iii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security Documents; and/or

(iv)	to facilitate the accession by a New Lender to any Security Document following an assignment in accordance with clause 31.1 (Assignments by the Lenders).

(b)	Each Obligor shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security Interest (or the priority of any Security Interest) conferred or intended to be conferred on the Security Agent and/or any other Finance Parties by or pursuant to the Finance Documents.

22.11	Negative pledge in respect of Charged Property and Obligor's shares

(a)	Except as approved by the Majority Lenders and for Permitted Maritime Liens and Transaction Security, no Obligor will grant or allow to exist any Security Interest over:

(i)	any Charged Property; or

(ii)	the shares in any Guarantor or any rights deriving from, or related to, such shares.

(b)	Each Obligor will procure that all of the shares, partnership interest or units or limited liability company interest of or in all of the Obligors will be in registered form (and not in bearer form) at all times.

22.12	Environmental matters

(a)	The Obligors will notify the Agent in writing as soon as reasonably practicable of any Environmental Claim being made against any Group Member or any Fleet Vessel which, if successful to any extent, might reasonably be expected to have a Material Adverse Effect and of any Environmental Incident which may give rise to such a claim and will be kept regularly and promptly informed in reasonable detail of the nature of, and response to, any such Environmental Incident and the defence to any such claim.

(b)	The Obligors will procure that no Environmental Laws (and any consents, licences, permits or approvals obtained under them) applicable to Fleet Vessels will be violated in a way which might have a Material Adverse Effect.

22.13	Syndication

The Borrower will provide reasonable assistance to the Arranger in the preparation of the primary syndication of the Facility (including, without limitation, by making the senior management of the Borrower available for the purpose of making presentations to, or meeting, potential lending institutions) and will comply with all reasonable requests for information from potential syndicate members prior to completion of syndication.

22.14	Obligors' own account

Each Obligor will ensure that any borrowing by it and/or the performance of its obligations hereunder and under the other Finance Documents to which it is a party will be for its own account and will not involve any breach by it of any law, or regulatory measure relating to money laundering (as defined in the provisions of the directive (2015/849/EC) of the European Parliament and of the Council) or any equivalent law or regulatory measure in any other jurisdiction.

22.15	Inspection

Each Obligor who is a Party undertakes with the Finance Parties that, from the date of this Agreement and so long as any moneys are owing under any of the Finance Documents, upon the request of the Agent following the occurrence of an Event of Default which is continuing, it shall provide the Finance Parties or any of their representatives, professional advisors and contractors with access to, and permit inspection of, books and records of any Group Member, in each case at reasonable times and upon reasonable notice.

22.16	Pari Passu

Each Obligor will ensure that (a) its obligations under the Finance Documents shall, without prejudice to the Security Interests intended to be created by the Security Documents, at all times rank at least pari passu with all its other present and future unsecured and unsubordinated Financial Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract and (b) any Financial Indebtedness of any Obligor to any other Group Member or any of its shareholders or other Affiliates shall be in all respects subordinated in ranking and priority of payment to all amounts owing to the Lenders under the Finance Documents.

22.17	Sanctions

(a)	Each Obligor shall comply, and shall procure that each other Group Member and each Manager which is affiliated with the Group (including for that purpose Danaos Shipping Company Limited as Manager) shall comply, in all respects with all Sanctions.

(b)	No Relevant Party will, directly or indirectly use, lend, make payments of, contribute or otherwise make available, all or any part of the proceeds of the Loan to any of their Subsidiaries, Affiliates, joint venture partner or other person:

(i)	to fund any activities or business of or with any person, or in any country or territory, that, at the time of such funding, is, a Prohibited Person or Sanctioned Country; or

(ii)	in repayment of any moneys due to the Finance Parties any earnings of the Ships paid directly or, to the best of any Obligor’s knowledge (having made due and careful enquiry), indirectly from any activities or business of or with any person or in any country territory or port that, at the time of such payment, is a Prohibited Person or a Sanctioned Country; or

(iii)	in any other manner that would result in a violation of Sanctions by any person (including any person participating in the Loan hereunder, whether as underwriter, lender, hedge provider, facility or security agent or otherwise).

(c)	No Ship will, at any time during the Facility Period, be a Sanctioned Ship.

23	Dealings with Ship

23.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 23 will be complied with in relation to each Mortgaged Ship throughout the relevant Ship’s Mortgage Period.

23.2	Ship's name and registration

(a)	The Ship's name shall only be changed after prior notice to the Agent and the relevant Owner shall promptly take all necessary steps to update all applicable insurance, classification and registration documents with such change of name.

(b)	The Ship shall be permanently registered in the name of the relevant Owner with the relevant Registry under the laws of its Flag State. Except with approval of the Majority Lenders, the Ship shall not be registered under any other flag or at any other port or fly any other flag (other than that of its Flag State), provided that no such approval shall be required for the registration of the Ship under the flag of another Approved Flag State as long as replacement Security Interests are granted in respect of the Ship (which are, in the opinion of the Lenders, equivalent to those in place prior to registration) in favour of the Security Agent and/or the other Finance Parties (at the cost of the Borrower) immediately following the registration of the Ship under the flag of that other Approved Flag State. If that registration is for a limited period, it shall be renewed at least 45 days before the date it is due to expire and the Agent shall be notified of such renewal at least 30 days before that date.

(c)	Nothing will be done and no action will be omitted (including by any Group Member) if that might result in such registration being cancelled, forfeited or imperilled or the Ship being required to be registered under the laws of another state of registry.

23.3	Sale or other disposal of Ship

Except if on completion of the sale of a Ship the Borrower is or will be in compliance with its obligations under Clause 7.8 (Sale or Total Loss) in respect of such sale, and provided always that no Default is continuing at the time, no Owner will sell, transfer, abandon or otherwise dispose of its Ship or any share or interest in it (or agree to do so) without prior approval of the Agent (acting on the instructions of all the Lenders).

23.4	Manager

A manager of the Ship shall not be appointed unless: (a) that manager is approved (other than Danaos Shipping Company Limited of 3, Christaki Kompou Street, Peter's House, 3011 Limassol, Cyprus who is hereby approved as technical and commercial manager in respect of all the Ships); and (b) the terms of its appointment are approved and it has delivered a duly executed Manager's Undertaking to the Security Agent.

There shall be no change to the terms of appointment of a manager whose appointment has been approved unless, such change is also approved.

23.5	Copy of Mortgage on board

A properly certified copy of the relevant Mortgage shall be kept on board the Ship with its papers and shown to anyone having business with the Ship which might create or imply any commitment or Security Interest over or in respect of the Ship (other than a lien for crew's wages and salvage) and to any representative of the Agent or the Security Agent.

23.6	Notice of Mortgage

A framed printed notice of the Ship's Mortgage shall be prominently displayed in the navigation room and in the Master's cabin of the Ship. The notice must be in plain type and read as follows:

"NOTICE OF MORTGAGE

This Ship is subject to a first mortgage in favour of [CITIBANK, N.A., LONDON BRANCH] of [Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom]. Under the said mortgage and related documents, neither the Owner nor any charterer nor the Master of this Ship has any right, power or authority to create, incur or permit to be imposed upon this Ship any commitments or encumbrances whatsoever other than for crew's wages and salvage".

No-one will have any right, power or authority to create, incur or permit to be imposed upon the Ship any lien whatsoever other than for crew's wages and salvage.

23.7	Conveyance on default

Where the Ship is (or is to be) sold in exercise of any power conferred by the Security Documents, the relevant Owner shall, upon the Agent's request, immediately execute such form of transfer of title to the Ship as the Agent may require.

23.8	Chartering

(a)	Except with approval, the relevant Owner shall not enter into any charter commitment for the relevant Ship (other than the Ship’s Charter) which is:

(i)	a bareboat or demise charter or passes possession and operational control of the Ship to another person;

(ii)	on terms as to payment or amount of hire which are materially less beneficial to it than the terms which at that time could reasonably be expected to be obtained on the open market for vessels of the same age and type as the Ship under charter commitments of a similar type and period; or

(iii)	to another Group Member.

(b)	Further, without prejudice to the rights of the Finance Parties under the provisions of paragraph (a) above or any other Finance Documents, the relevant Owner shall:

(i)	advise the Agent promptly of any proposed Assignable Charter in respect of the Ship (other than the Ship's Charter);

(ii)	deliver a certified copy of the relevant Charter Documents to the Agent forthwith after their execution;

(iii)	forthwith after the Agent's request, procure that the relevant Owner:

(A)	executes a Charter Assignment in respect of the relevant Charter Documents in favour of the Security Agent (and/or if the Assignable Charter is a bareboat charter, a tripartite agreement with the relevant Charterer and the Security Agent in agreed form);

(B)	executes a notice of assignment of such Charter Documents in the form provided in the relevant Charter Assignment (or, if applicable, such tripartite agreement);

(C)	ensures that such notice of assignment is served on the relevant Charterer and/or Charter Guarantor and will use reasonable endeavours to ensure that the relevant Charterer signs an acknowledgement of such notice (in such form as the Agent may reasonably require);

(iv)	deliver to the Agent such documents and evidence of the type referred to in Part 2 of Schedule 3 (Ship and security conditions), in relation to such Charter Documents, the relevant Charter Assignment, the relevant notice of assignment and its acknowledgment (including, but without limitations, legal opinions regarding the valid execution and binding effect thereof) as the Agent may require; and

(v)	pay on the Agent's demand all legal and other costs and expenses incurred by any Finance Party in connection with or in relation to any such assignment, notice of assignment and acknowledgement thereof.

23.9	Merchant use

The relevant Owner shall use the Ship only as a civil merchant trading ship (unless by mandatory operation of law it is used for any other purpose following its requisition by the government of its Flag State and only for the duration of such requisition, but subject always to the other provisions of this Agreement and the Finance Documents).

23.10	Lay up

Except with approval, the Ship shall not be laid up or deactivated.

23.11	Sharing of Earnings

Except with approval, the relevant Owner shall not enter into any arrangement under which its Earnings from the Ship may be shared with anyone else except for profit sharing arrangements on an arm's length basis and referring to an index or similar benchmark.

23.12	Payment of Earnings

The relevant Owner's Earnings from the Ship shall be paid in the way required by the Ship's General Assignment or Deed of Covenant. If any such Earnings are held by brokers or other agents, they shall be duly accounted for and paid to the Security Agent, if it requires this after the Earnings have become payable to it under the Ship's General Assignment or Deed of Covenant.

23.13	Anti-drug abuse

The relevant Owner shall take all necessary and proper precautions to prevent any infringements of the Anti-Drug Abuse Act of 1986 of the United States of America or any similar legislation applicable to the Ship in any jurisdiction in or to which the Ship shall be employed or located or trade or which may otherwise be applicable to the Ship and/or the relevant Owner and, if the Security Agent shall so require, procure that the relevant Owner enters into a "Carrier Initiative Agreement" with the United States Customs Service and procure that such agreement (or any similar agreement hereafter introduced by any government entity of the United States of America) is maintained in full force and effect and performed by the relevant Owner.

23.14	Charter Sanctions

The Borrower shall, and shall procure that each other Obligor shall, ensure that each Ship shall not be:

(a)	used directly or, to the best of any Obligor’s knowledge and belief (having made due and careful enquiry), indirectly by or for the benefit of a Prohibited Person;

(b)	used directly or, to the best of any Obligor’s knowledge and belief (having made due and careful enquiry), indirectly in calling, trading or otherwise in going to a Sanctioned Country;

(c)	used directly or, to the best of any Obligor’s knowledge and belief (having made due and careful enquiry), indirectly in any transport of any goods that are prohibited by Sanctions;

(d)	used or traded directly or, to the best of any Obligor’s knowledge and belief (having made due and careful enquiry), indirectly in any manner which would expose that Ship, any Obligor, the Manager, crew or insurers to enforcement proceedings or any other consequences whatsoever arising from Sanctions; or

(e)	used or traded directly or, to the best of the Borrower’s knowledge and belief (having made due and careful enquiry), indirectly in any manner which would trigger the operation of any Sanctions limitation or exclusion clause (or similar) in the Insurances and/or re-insurances, and the Obligors shall use their best efforts to procure that each charter commitment (including any Assignable Charter) and any sub-charterparty under such charter commitment in respect of a Ship shall contain, for the benefit of the relevant Owner, language which broadly gives effect to the provisions of this clause 23.14 (Charter Sanctions) and clauses 22.4 (Compliance with laws) and 22.17 (Sanctions) and which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions.

24	Condition and operation of Ship

24.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 24 will be complied with in relation to each Mortgaged Ship throughout the relevant Ship’s Mortgage Period.

24.2	Defined terms

In this clause 24.2 and in Schedule 3 (Conditions precedent):

applicable code means any code or prescribed procedures required to be observed by the Ship or the persons responsible for its operation under any applicable law (including but not limited to those currently known as the ISM Code and the ISPS Code).

applicable law means all laws and regulations applicable to vessels registered in the Ship's Flag State or which for any other reason apply to the Ship or to its condition or operation at any relevant time.

applicable operating certificate means any certificates, vessel response plans or other document relating to the Ship or its condition or operation required to be in force under any applicable law or any applicable code (including, without limitation, the document of compliance and safety management certificate relating to the Ship under ISM Code and the International Ship Security Certificate relating to the Ship under the ISPS Code).

24.3	Repair

The Ship shall be kept in a good, safe and efficient state of repair consistent with first-class ship ownership and management practice. The quality of workmanship and materials used to repair the Ship or replace any damaged, worn or lost parts or equipment shall be sufficient to ensure that the Ship's value is not materially reduced.

24.4	Modification

Except with approval, the structure, type or performance characteristics of the Ship shall not be modified in a way which could or might materially alter the Ship or materially reduce its value.

24.5	Removal of parts

Except with approval, no material part of the Ship or any equipment shall be removed from the Ship if to do so would materially reduce its value (unless at the same time it is replaced with equivalent parts or equipment owned by the relevant Owner free of any Security Interest except under the Security Documents).

24.6	Third party owned equipment

Except with approval, equipment owned by a third party shall not be installed on the Ship if it cannot be removed without risk of causing damage to the structure or fabric of the Ship or incurring significant expense.

24.7	Maintenance of class; compliance with laws and codes and Inventory of Hazardous Material

(a)	The Ship's class shall be the relevant Classification with the relevant Classification Society and it shall be maintained free of all overdue recommendations, requirements and conditions affecting class or adverse notation and neither the Classification nor the Classification Society of such Ship shall be changed without approval. The Ship and every person who owns, operates or manages the Ship shall comply with all applicable laws and the requirements of all applicable codes. There shall be kept in force and on board the Ship or in such person's custody any applicable operating certificates which are required by applicable laws or applicable codes to be carried on board the Ship or to be in such person's custody (including but not limited to the Inventory of Hazardous Material or any other applicable equivalent document required by applicable law).

(b)	Promptly upon the issuance of the Inventory of Hazardous Material in respect of the Ship, the relevant Owner shall provide to the Agent a copy of the same.

24.8	Surveys

The Ship shall be submitted to periodical surveys and any other surveys which are required for it to maintain the Classification as its class. Copies of reports of those surveys shall be provided promptly to the Agent if it so requests.

24.9	Inspection and notice of dry-docking

Not more than once per calendar year (unless an Event of Default is continuing), the Agent (acting on the instructions of the Majority Lenders) and/or surveyors or other persons appointed by it for such purpose shall be allowed to board the Ship (at the cost of the Owner and at the risk of the Owner) at all reasonable times (so as not to interfere with the normal trading schedule the Ship) to inspect it and given all proper facilities needed for that purpose. The Agent shall be given reasonable advance notice of any intended dry-docking of the Ship (whatever the purpose of that dry-docking).

24.10	Prevention of arrest

(a)	All debts, damages, liabilities and outgoings which have given, or may give, rise to maritime, statutory or possessory liens on, or claims enforceable against, the Ship, its Earnings or Insurances or any part thereof, or lead to any of the same being arrested, attached or levied upon pursuant to legal process or purported legal process, shall be promptly paid and discharged when due or, if later, 30 days from the date they are incurred unless the relevant Owner is disputing in good faith whether it is contractually obliged to make the payment in question.

(b)	The Owner shall promptly discharge or settle all taxes, dues and other amounts charged and all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances.

24.11	Release from arrest

The Ship, its Earnings and Insurances shall promptly be released from any arrest, detention, attachment or levy, and any legal process against the Ship shall be promptly discharged, by whatever action is required to achieve that release or discharge.

24.12	Information about the Ship

The Agent shall promptly be given any information which it may reasonably require about the Ship, its Earnings and Insurances, or its employment, position and engagements, use or operation (including any expenses incurred or paid or likely to be incurred or paid in connection with the operation, maintenance or repair of the Ship), including details of towages and salvages and reports on fuel oil consumption data as per Marpol Annex VI, and copies of all its charter commitments entered into by or on behalf of any Obligor and copies of any applicable operating certificates.

24.13	Notification of certain events

The Agent shall promptly be notified by the Obligors in writing of:

(a)	any damage to the Ship where the cost of the resulting repairs may exceed the Major Casualty Amount for the Ship;

(b)	any occurrence which may result in the Ship becoming a Total Loss;

(c)	any requisition of the Ship for hire;

(d)	any Environmental Incident involving the Ship and any Environmental Claim being made in relation to such an incident;

(e)	any withdrawal of any applicable operating certificate in respect of the Ship;

(f)	the issue of any applicable operating certificate required under any applicable code in respect of the Ship;

(g)	the receipt of notification that any application for such a certificate has been refused in respect of the Ship;

(h)	any requirement, condition or recommendation made in relation to the Ship by any insurer or the Ship's Classification Society or by any competent authority which is not, or cannot be, complied with in the manner or time required or recommended;

(i)	any arrest or detention of the Ship or any exercise of a lien or other claim on the Ship or its Earnings or Insurances or any part thereof; and

(j)	any intention to change the Ship's Classification Society, or receipt of notification that the Ship's Classification Society might be changed.

24.14	Payment of outgoings

All taxes, tolls, dues and other outgoings whatsoever in respect of the Ship and its Earnings and Insurances shall be paid promptly. Proper accounting records shall be kept of the Ship and its Earnings.

24.15	Evidence of payments

The Agent shall be allowed proper and reasonable access to those accounting records when it requests it and, when it requires it, shall be given satisfactory evidence that:

(a)	the wages and allotments and the insurance and pension contributions of the Ship's crew (including the Ship's master) are being promptly and regularly paid;

(b)	all deductions from its crew's wages in respect of any applicable Tax liability are being properly accounted for; and

(c)	the Ship's master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress.

24.16	Repairers' liens

Except with approval, the Ship shall not be put into any other person's possession for work to be done on the Ship if the cost of that work will exceed or is likely to exceed the Major Casualty Amount for such Ship unless that person gives the Security Agent a written undertaking in approved terms not to exercise any lien on the Ship or its Earnings for any of the cost of such work or it is demonstrated to the Agent's reasonable satisfaction that the funds will be available to meet the full cost of that work, whether from insurers or otherwise (including sufficient reserves in the Earnings Account).

24.17	Survey report

At intervals of 12 months or, after the occurrence of a Default as soon as reasonably practicable after the Agent requests it, the Agent shall be given a report on the seaworthiness and/or safe operation (including, without limitation with regard to crew training and safety procedures and cargo handling operations) of the Ship, from approved surveyors or inspectors. If any recommendations are made in such a report they shall be complied with in the way and by the time recommended in the report and evidence of such compliance shall be provided to the Agent upon request.

24.18	Lawful use

The Ship shall not be employed:

(a)	in any way or in any manner, business or activity which is unlawful under international law or the domestic laws of any relevant country;

(b)	in carrying illicit or prohibited goods;

(c)	in a way which may make it liable to be condemned by a prize court or destroyed, seized or confiscated, penalised or made the subject of sanctions; or

(d)	if there are hostilities in any part of the world (whether war has been declared or not), in carrying contraband goods,

and the persons responsible for the operation of the Ship shall take all necessary and proper precautions to ensure that this does not happen.

24.19	War zones

The Ship shall not enter, trade or continue to trade in or remain in any zone which has been declared a war zone by any government entity or the Ship's war risk insurers except if any requirements of the Ship's insurers necessary to ensure that the Ship remains properly insured in accordance with the Finance Documents (including any requirement for the payment of extra insurance premiums) are complied with.

24.20	Sustainable and socially responsible dismantling of Ships and Inventory of Hazardous Materials

(a)	Each Ship and each other Relevant Vessel will, when it is to be scrapped or when sold to an intermediary with the intention of being scrapped, be recycled at a recycling yard which conducts its recycling business in a socially and environmentally responsible manner in accordance with the provisions of The Hong Kong International Convention for the safe and Environmentally Sound Recycling of Ships 2009 (whether or not it is in force) and/or, if applicable, the EU Ship Recycling Regulation.

(b)	An Inventory of Hazardous Materials shall be maintained in relation to each Ship and each Relevant Vessel at all times.

24.21	Poseidon principles

(a)	The Borrower shall, upon the request of the Agent (at the request of any Lender) and at the cost of the Borrower, on or before 31 July in each calendar year, supply or procure the supply to such Lender of all information necessary relating to the Ships which is required for any Lender to comply with its obligations under the Poseidon Principles in respect of the preceding year, including, without limitation, all ship fuel oil consumption data required to be collected and reported in accordance with Regulation 22A of Annex VI and any Statement of Compliance in each case relating to such Owner’s Ship for the preceding calendar year provided always that no Finance Party shall publicly disclose such information with the identity of any Ship without the prior written consent of the Borrower. Such information shall be “Confidential Information” for the purposes of clause 46 (Confidential Information) but the Obligors acknowledge that, in accordance with the Poseidon Principles, such information will form part of the information published regarding the relevant Lender’s portfolio climate alignment.

(b)	For the purposes of this clause 24.21 the following words shall have the following meanings:

Annex VI means Annex VI of the Protocol of 1997 (as subsequently amended from time to time) to amend the International Convention for the Prevention of Pollution from Ships 1973 (Marpol), as modified by the Protocol of 1978 relating thereto.

Poseidon Principles means the financial industry framework for assessing and disclosing the climate alignment of ship finance portfolios published on 18 June 2019 as the same may be amended or replaced (to reflect changes in applicable law or regulation or the introduction of or changes to mandatory requirements of the International Maritime Organisation) from time to time.

Statement of Compliance means a Statement of Compliance related to fuel oil consumption pursuant to regulations 6.6 and 6.7 of Annex VI.

25	Insurance

25.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 25 shall be complied with in relation to each Mortgaged Ship and its Insurances throughout the relevant Ship’s Mortgage Period.

25.2	Insurance terms

In this clause 25:

excess risks means the proportion (if any) of claims for general average, salvage and salvage charges not recoverable under the hull and machinery insurances of a vessel in consequence of the value at which the vessel is assessed for the purpose of such claims exceeding its insured value.

excess war risk P&I cover means cover for claims only in excess of amounts recoverable under the usual war risk cover including (but not limited to) hull and machinery, crew and protection and indemnity risks.

hull cover means insurance cover against the risks identified in paragraph (a) of clause 25.3 (Coverage required).

minimum hull cover means, in relation to a Mortgaged Ship, an amount equal at the relevant time to 120% of such proportion of the Loan at such time as is equal to the proportion which the Market Value of such Mortgaged Ship bears to the aggregate of the Market Value of all of the Mortgaged Ships at that time.

P&I risks means the usual risks (including liability for oil pollution, excess war risk P&I cover) covered by a protection and indemnity association which is a member of the International Group of protection and indemnity associations (or, if the International Group ceases to exist, any other leading protection and indemnity association or other leading provider of protection and indemnity insurance) (including, without limitation, the proportion (if any) of any collision liability not covered under the terms of the hull cover).

25.3	Coverage required

The Ship (including its hull and machinery, hull interest, disbursements and increased value) shall at all times be insured:

(a)	against fire and usual marine risks (including excess risks) and war risks (including war protection and indemnity risks (including crew liability risks), terrorism risks and piracy and confiscation risks to the extent not covered by the hull and machinery policy) on an agreed value basis, for at least its minimum hull cover and no less than its Market Value;

(b)	against P&I risks for the highest amount then available in the insurance market for vessels of similar age, size and type as the Ship (but, in relation to liability for oil pollution, for the maximum amount available in the relevant market, being on the date of this Agreement $1,000,000,000);

(c)	against such other risks and matters which the Agent notifies it that it considers reasonable for a prudent shipowner or operator to insure against in the ordinary course of business at the time of that notice; and

(d)	on terms which comply with the other provisions of this clause 25.

25.4	Placing of cover

The insurance coverage required by clause 25.3 (Coverage required) shall be:

(a)	in the name of the relevant Owner and the relevant Manager and (in the case of the Ship's hull cover) no other person (other than the Security Agent and any other Finance Party required by the Agent) as loss payee in accordance with the relevant Loss Payable Clause (unless such other person is approved and, if so required by the Agent, has duly executed and delivered a first priority assignment of its interest in the Ship's Insurances to the Security Agent (and any other Finance Party required by the Agent) in an approved form and provided such supporting documents and opinions in relation to that assignment as the Agent requires);

(b)	if the Agent so requests, in the joint names of the relevant Owner and the relevant Manager and the Security Agent and any other Finance Party required by the Agent (and, to the extent reasonably practicable in the insurance market, without liability on the part of the Security Agent or such Finance Party for premiums or calls);

(c)	in dollars or another approved currency;

(d)	arranged through approved brokers or direct with approved insurers or protection and indemnity or war risks associations;

(e)	in full force and effect; and

(f)	on approved terms and with approved insurers or associations.

25.5	Deductibles

The aggregate amount of any excess or deductible under the Ship's hull cover shall not exceed an approved amount.

25.6	Mortgagee's insurance

The Obligors shall promptly reimburse to the Agent the cost (as conclusively certified by the Agent) of taking out and keeping in force in respect of the Ship and the other Mortgaged Ships on approved terms, or in considering or making claims under:

(a)	a mortgagee's interest insurance and a mortgagee's additional perils (pollution) cover for the benefit of the Finance Parties for an aggregate amount up to one hundred and twenty per cent (120%) of the Loan; and

(b)	any other insurance cover which the Agent reasonably requires in respect of any Finance Party's interests and potential liabilities (whether as mortgagee of the Ship or beneficiary of the Security Documents) and, shall provide any information required by the Agent in connection with the placing of such insurance including, but not limited to, the name of the Ship, its IMO number and information concerning the Loan.

25.7	Fleet liens, set off and cancellations

If the Ship's hull cover also insures other vessels, the Security Agent shall either be given an undertaking in approved terms by the brokers or (if such cover is not placed through brokers or the brokers do not, under any applicable laws or insurance terms, have such rights of set off and cancellation) the relevant insurers that the brokers or (if relevant) the insurers will not:

(a)	set off against any claims in respect of the Ship any premiums due in respect of any of such other vessels insured (other than other Mortgaged Ships) or any premiums due for other insurances; or

(b)	cancel that cover because of non-payment of premiums in respect of such other vessels or any premiums due for other insurances,

or the relevant Owner shall ensure that hull cover for the Ship and any other Mortgaged Ships is provided under a separate policy from any other vessels.

25.8	Payment of premiums

All premiums, calls, contributions or other sums payable in respect of the Insurances shall be paid punctually and the Agent shall be provided with all relevant receipts or other evidence of payment upon request.

25.9	Details of proposed renewal of Insurances

At least 14 days before any of the Ship's Insurances are due to expire, the Agent shall be notified of the names of the brokers, insurers and associations proposed to be used for the renewal of such Insurances and the amounts, risks and terms in, against and on which the Insurances are proposed to be renewed.

25.10	Instructions for renewal

At least 7 days before any of the Ship's Insurances are due to expire, instructions shall be given to brokers, insurers and associations for them to be renewed or replaced on or before their expiry.

25.11	Confirmation of renewal

The Ship's Insurances shall be renewed upon their expiry in a manner and on terms which comply with this clause 25 and confirmation of such renewal given by approved brokers or insurers to the Agent at least seven days (or such shorter period as may be approved) before such expiry.

25.12	P&I guarantees

Any guarantee or undertaking required by any protection and indemnity or war risks association in relation to the Ship shall be provided when required by the association.

25.13	Insurance documents

The Agent shall be provided with pro forma copies of all insurance policies and other documentation (including without limitation all slips, cover notes, policies, certificates of entry or other instruments) issued by brokers, insurers and associations in connection with the Ship's Insurances as soon as they are available after they have been placed or renewed and all insurance policies and other documents (including without limitation all slips, cover notes, policies, certificates of entry or other instruments) relating to the Ship's Insurances shall be deposited with any approved brokers or (if not deposited with approved brokers) the Agent or some other approved person.

25.14	Letters of undertaking

Unless otherwise approved where the Agent is satisfied that equivalent protection is afforded by the terms of the relevant Insurances and/or any applicable law and/or a letter of undertaking provided by another person, on each placing or renewal of the Insurances, the Agent shall be provided promptly with letters of undertaking in an approved form (having regard to general insurance market practice and law at the time of issue of such letter of undertaking) from the relevant brokers, insurers and associations.

25.15	Insurance Notices and Loss Payable Clauses

The interest of the Security Agent as assignee of the Insurances shall be endorsed on all insurance policies and other documents by the incorporation of a Loss Payable Clause and an Insurance Notice in respect of the Ship and its Insurances signed by the relevant Owner and, unless otherwise approved, each other person assured under the relevant cover (other than the Security Agent if it is itself an assured).

25.16	Insurance correspondence

If so required by the Agent, the Agent shall promptly be provided with copies of all written communications between the assureds and brokers, insurers and associations relating to any of the Ship's Insurances as soon as they are available.

25.17	Qualifications and exclusions

All requirements applicable to the Ship's Insurances shall be complied with and the Ship's Insurances shall only be subject to approved exclusions or qualifications.

25.18	Independent report

If the Agent asks the Borrower for a detailed report from an approved independent firm of marine insurance brokers giving their opinion on the adequacy of the Ship's Insurances and compliance with this clause 25, then the Agent shall be provided promptly by the Borrower with such a report at no cost to the Agent or (if the Agent obtains such a report itself, which it is entitled to do the Borrower shall reimburse the Agent for the cost of obtaining that report.

The cost of each such report will be borne by the Borrower only once in each calendar year, provided no Event of Default has occurred and is continuing (but without taking into account the independent report under clause 4 (Conditions of Utilisation) and Schedule 3 (Conditions precedent), the cost of which shall always be borne by the Borrower).

25.19	Collection of claims

All documents, evidence and other information and all assistance required by the Agent to assist it and/or the Security Agent in trying to collect or recover any moneys and/or claims under the Ship's Insurances shall be provided promptly.

25.20	Employment of Ship

The Ship shall only be employed or operated in conformity with the terms of the Ship's Insurances (including any express or implied warranties) and not in any other way (unless the insurers have, if required pursuant to the terms of the relevant Insurances, consented and any additional requirements (including, without limitation, as to extra premia) of the insurers have been satisfied).

25.21	Declarations and returns

If any of the Ship's Insurances are on terms that require a declaration, certificate or other document to be made or filed before the Ship sails to, or operates within, an area, those terms shall be complied with within the time and in the manner required by those Insurances.

25.22	Application of recoveries

All sums paid under the Ship's Insurances to anyone other than the Security Agent shall be applied in repairing the damage and/or in discharging the liability in respect of which they have been paid except to the extent that the repairs have already been paid for and/or the liability already discharged.

25.23	Settlement of claims

Any claim under the Ship's Insurances for a Total Loss or Major Casualty shall only be settled, compromised or abandoned with prior approval.

25.24	Change in insurance requirements

If the Agent gives notice to the Borrower to change the terms and requirements of this clause 25 (which the Agent may only do, in such manner as it considers appropriate, as a result of changes of circumstances or practice after the date of this Agreement), this clause 25 shall be modified in the manner so notified by the Agent on the date 14 days after such notice from the Agent is received.

26	Minimum security value

26.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 26 will be complied with throughout the Facility Period.

26.2	Valuation of assets

For the purpose of the Finance Documents, the Market Value at any time of any Ship or the value of any other asset over which additional security is provided under this clause 26 will be its value as most recently determined in accordance with this clause 26.

26.3	Valuation frequency

Valuation of each Ship and each such other asset in accordance with this clause 26, may be required by the Agent at any time (but in any event not less frequently than twice per calendar year at the times referred to in clause 20.4 (Provision and contents of Compliance Certificate) without taking into account valuations obtained pursuant to clause 4 (Conditions of Utilisation), clause 7.8 (Sale or Total Loss) and Schedule 3 (Conditions precedent)).

26.4	Expenses of valuation

The Borrower shall bear, and reimburse to the Agent where incurred by the Agent, all costs and expenses of providing any and all such valuations at any time, provided that, in the absence of an Event of Default that has occurred and is continuing, the Borrower shall bear the cost of the valuations of each Ship obtained under this clause 26 only twice per calendar year (but without taking into account valuations under, or for the purposes of, clause 4 (Conditions of Utilisation) and Schedule 3 (Conditions precedent) or clause 7.8 (Sale or Total Loss), the cost of which shall always be borne by the Borrower).

26.5	Valuations procedure

The Market Value of any Ship (or any other vessel provided as additional security) shall be its market value determined in accordance with, and by valuers approved and appointed in accordance with, this clause 26. Additional security provided under this clause 26 (other than a vessel) shall be valued in such a way, on such a basis and by such persons (including the Agent itself) as may be approved by the Majority Lenders, or as may be agreed in writing by the Borrower and the Agent (on the instructions of the Majority Lenders) Provided however that if the additional security is in the form of a dollar cash deposit with an approved bank and otherwise in accordance with clause 26.13 (Security shortfall), it is free from any Security Interest and pledged in favour of the Security Agent or, as the case may be, the Finance Parties, full credit shall be given for such cash on a dollar for dollar basis.

26.6	Currency of valuation

Valuations shall be provided by valuers in dollars or, if a valuer is of the view that the relevant type of vessel is generally bought and sold in another currency, in that other currency. If a valuation is provided in another currency, for the purposes of this Agreement it shall be converted into dollars at the Agent's spot rate of exchange for the purchase of dollars with that other currency as at the date to which the valuation relates.

26.7	Basis of valuation

Each valuation will be addressed to the Agent in its capacity as such, it will be not more than 30 days old (except if a valuation is delivered pursuant to clause 20.4 (Provision and contents of Compliance Certificate) together with a Compliance Certificate in which case it must be dated as at the end of the financial period to which such Compliance Certificate relates) and made:

(a)	without physical inspection (unless required by the Agent);

(b)	on the basis of a sale for prompt delivery for a price payable in full in cash on delivery at arm's length on normal commercial terms between a willing buyer and a willing seller (and after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale); and

(c)	without taking into account the benefit or burden of any Charter or any other charter commitment.

26.8	Information required for valuation

The Borrower shall promptly provide to the Agent and any such valuer any information which they reasonably require for the purposes of providing such a valuation.

26.9	Approval of valuers

All valuers must have been approved. The Agent (acting on the instructions of the Majority Lenders and following consultation with the Borrower) may from time to time notify the Borrower of approval of one or more independent ship brokers or other persons as valuers for the purposes of this clause 26. The Agent shall respond promptly to any request by the Borrower for approval of a broker nominated by the Borrower. The Agent may at any time by notice to the Borrower withdraw any previous approval of a valuer for the purposes of future valuations if such valuer is no longer on the Agent's or a Lender's approved panel of valuers. That valuer may not then be appointed to provide valuations unless it is once more approved. If the Agent has not approved at least three brokers as valuers at a time when a valuation is required under this clause 26, the Agent shall (following consultation with the Borrower) promptly notify the Borrower of the names of at least three valuers which are approved. On the date of this Agreement, the following valuers are approved: Braemar Seascope Ltd., Howe Robinson & Co Ltd, Simpson Spence Young Ltd, Fearnleys A/S, Maritime Strategies International Ltd, Golden Destiny S.A., Arrow Shipbroking Group Limited, Clarksons Valuations Limited Securities and MB Shipbrokers.

26.10	Appointment of valuers

When a valuation is required for the purposes of this clause 26, the Borrower shall promptly appoint approved valuers to provide such a valuation. If the Borrower fails to do so within five (5) Business Days of the Agent’s request to do so, the Agent may appoint approved valuers to provide that valuation.

26.11	Number of valuers

(a)	Each valuation may be carried out by two (2) approved valuers nominated by the Borrower. If the Borrower fails promptly to nominate a valuer then the Agent may nominate such valuer.

(b)	If the two valuations of a Ship made by two approved valuers vary by more than 10 per cent, then the Market Value of that Ship shall be determined by reference to those two valuations and a third valuation provided by a third approved valuer nominated and appointed by the Borrower to provide a valuation of such Ship. If the Borrower fails promptly to nominate a valuer then the Agent may nominate such valuer.

26.12	Differences in valuations; common valuations

(a)	If an approved valuer provides a range of values for a Ship, the Market Value of such Ship for the purposes of the valuation shall be the mean average of the values comprising such range.

(b)	If valuations of a Ship provided by different approved valuers differ, the Market Value of the relevant Ship for the purposes of the Finance Documents will be the mean average of those valuations.

26.13	Security shortfall

(a)	If at any time the Security Value is less than the Minimum Value, the Agent may, and shall, if so directed by the Majority Lenders, by notice to the Borrower require that such deficiency be remedied. The Borrower shall then within 15 days of receipt of such notice ensure that the Security Value equals or exceeds the Minimum Value. For this purpose, the Borrower may:

(i)	provide additional security over other assets approved by the Agent (acting on the instructions of the Majority Lenders) in accordance with this clause 26; and/or

(ii)	cancel part of the Total Commitments under clause 7.3 (Voluntary cancellation) and prepay under clause 7.4 (Voluntary prepayment) a corresponding amount of the Loan (but on five (5) Business Days’ notice instead of the period required by such clause).

(b)	Any prepayment pursuant to clause 26.13(a)(ii) shall be (i) made without any requirement as to any minimum amount required by clause 7.4 (Voluntary prepayment) and (ii) applied in reduction of all Advances pro rata.

26.14	Creation of additional security

The value of any additional security which the Borrower offers to provide to remedy all or part of a shortfall in the amount of the Security Value will only be taken into account for the purposes of determining the Security Value if and when:

(a)	that additional security, its value and the method of its valuation have been approved by the Majority Lenders (and providing to the Security Agent, for that purpose, pledged or charged and blocked cash deposits in dollars is hereby approved by all the Lenders);

(b)	a Security Interest over that security has been constituted in favour of the Security Agent or (if required or appropriate) any other Finance Parties in an approved form and manner;

(c)	this Agreement has been unconditionally amended in such manner as the Agent requires in consequence of that additional security being provided; and

(d)	the Agent, or its duly authorised representative, has received such documents and evidence it may require in relation to that amendment and additional security including documents and evidence of the type referred to in Schedule 3 (Conditions precedent) in relation to that amendment and additional security and its execution and (if applicable) registration.

26.15	Release of additional security

If (i) the Borrower shall previously have provided further security to the Security Agent and/or the other Finance Parties pursuant to clause 26.13 (Security shortfall), and (ii) at any time thereafter when no Event of Default is continuing, the Security Value shall exceed the Minimum Value for at least six consecutive calendar months and this has been certified by 2 consecutive Compliance Certificates delivered to the Agent during such period pursuant to clause 20.4 (Provision and contents of Certificate of Compliance) (with accompanying valuations, where applicable), then the Security Agent (on the instructions of the Agent) and the other Finance Parties shall, as soon as reasonably practicable after notice from the Borrower to do so and subject to being indemnified to their satisfaction against the cost of doing so, procure the release of any such further security specified by the Borrower, provided that the Agent (acting on the instructions of the Majority Lenders) is satisfied that:

(a)	immediately following such release, the Security Value will equal or exceed the Minimum Value; and

(b)	no Event of Default is continuing at the time of such release or would occur as a result of such release.

27	Chartering undertakings

27.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 27 will be complied with in relation to each Mortgaged Ship which is subject to an Assignable Charter and its Charter Documents, in respect of the same and throughout the relevant Mortgaged Ship's Mortgage Period.

27.2	Variations

(a)	The Charter Documents in respect of the relevant Assignable Charter shall not be materially varied, amended or supplemented.

(b)	For the purposes of paragraph (a) above and this clause 27.2, material variation, amendment or supplement shall mean any variation, amendment or supplement relating to non-payment of charterhire, reduction of charterhire, frequency of charterhire payment, the termination rights of a Charterer, withdrawal rights of an Owner, reduction in the fixed term of an Assignable Charter, cancellation of an Assignable Charter, assignment and/or transfer of any rights and/or obligations under the Assignable Charter, a change in the identity of the Charterer or Charter Guarantor, the scope or extent of any Charter Guarantee or the reduction of the liabilities or indemnities undertaken thereunder by any Charter Guarantor, or a change in the governing law of an Assignable Charter or Charter Guarantee. The Agent shall be provided by the relevant Owner with a copy of any such variation, amendment or supplement which requires approval by the Majority Lenders not less than five Business Days prior to its execution.

27.3	Releases and waivers

Except with approval, there shall be no release by the relevant Owner of any obligation of any other person under the relevant Charter Documents in respect of the relevant Assignable Charter (including by way of novation, assignment or transfer), no waiver of any breach of any such obligation and no consent to anything which would otherwise be such a breach, if this would be materially prejudicial to the interests of the Lenders (but always subject to the restrictions of the other provisions of this clause 27 and the other provisions of this Agreement and the other Finance Documents).

27.4	Termination by the relevant Owner

Except with approval, the relevant Owner shall not terminate or rescind any relevant Charter Document in respect of the relevant Assignable Charter or withdraw the relevant Ship from service under the relevant Assignable Charter or take any similar action.

27.5	Charter performance

The relevant Owner shall perform its obligations under the relevant Charter Documents in respect of the relevant Assignable Charter for the Ship and use its reasonable endeavours to ensure that each other party to them performs their obligations under the relevant Charter Documents.

27.6	Notice of assignment

The relevant Owner shall give notice of assignment of the relevant Charter Documents in respect of the relevant Assignable Charter to the other parties to such documents in the form specified by the relevant Charter Assignment and/or the relevant Deed of Covenant or General Assignment for that Ship and shall use its reasonable endeavours to ensure that the Agent receives a copy of that notice acknowledged by each addressee in the form specified therein as soon as possible after the relevant Charter Assignment.

27.7	Payment of Charter Earnings

All Earnings which the relevant Owner is entitled to receive under the relevant Charter Documents in respect of the relevant Assignable Charter for the Ship shall be paid into the Earnings Account or, following an Event of Default, in the manner required by the Finance Documents.

28	Bank accounts

28.1	Undertaking to comply

Each Obligor who is a Party undertakes that this clause 28 will be complied with throughout the Facility Period.

28.2	Earnings Accounts

(a)	Each Owner or the Owners jointly or the Borrower individually shall be the holder(s) of one or more Accounts, whether one or more per Mortgaged Ship or one or more for all Ships, with an Account Bank which is designated as an Earnings Account for the purposes of the Finance Documents. On the date of this Agreement there is only one Earnings Account for all Ships in the name of the Borrower as Account Holder.

(b)	The Earnings of the Mortgaged Ships and all moneys payable to the relevant Owners under the Mortgaged Ships' Insurances shall be paid by the persons from whom they are due to an Earnings Account unless required to be paid to the Security Agent under the relevant Finance Documents.

(c)	The relevant Account Holder(s) shall not withdraw amounts standing to the credit of an Earnings Account except as permitted by paragraph (d) below.

(d)	If there is no Event of Default which is continuing, amounts standing to the credit of the Earnings Accounts shall be at the free disposal of the relevant Account Holder(s) and the relevant Account Holder(s) may withdraw moneys from an Earnings Account for any purpose whatsoever which is not prohibited by the terms of this Agreement and the Finance Documents.

28.3	Other provisions

(a)	An Account may only be designated for the purposes described in this clause 28 if:

(i)	such designation is made in writing by the Agent and acknowledged by the Borrower and specifies the name and address of the Account Bank and the number and any designation or other reference attributed to the Account;

(ii)	an Account Security has been duly executed and delivered by the relevant Account Holder(s) in favour of the Security Agent (and any other Finance Party required by the Agent);

(iii)	any notice required by the Account Security to be given to an Account Bank has been given to, and acknowledged by, the Account Bank in the form required by the relevant Account Security; and

(iv)	the Agent, or its duly authorised representative, has received such documents and evidence it may require in relation to the Account and the Account Security including documents and evidence of the type referred to in Schedule 3 (Conditions precedent) in relation to the Account and the relevant Account Security.

(b)	The rates of payment of interest and other terms regulating any Account will be a matter of separate agreement between the relevant Account Holder(s) and an Account Bank.

(c)	If an Account is a fixed term deposit account, the relevant Account Holder(s) may select the terms of deposits until the relevant Account Security has become enforceable and the Agent directs otherwise.

(d)	The relevant Account Holder(s) shall not close any Account or alter the terms of any Account from those in force at the time it is designated for the purposes of this clause 28 or waive any of its rights in relation to an Account except with approval.

(e)	The relevant Account Holder(s) shall notify the Agent of any claim or notice relating to an Account from any other party and provide the Agent with any other information it may reasonably request concerning any Account.

(f)	Each of the Agent and the Security Agent agrees that if it is an Account Bank in respect of an Account then there will be no restrictions on creating a Security Interest over that Account as contemplated by this Agreement and it shall not (except with the approval of the Majority Lenders) exercise (in its capacity as Account Bank) any right of combination, consolidation or set-off which it may have in respect of that Account in a manner adverse to the rights of the other Finance Parties.

29	Business restrictions

29.1	Undertaking to comply

Except as otherwise approved by the Majority Lenders, each Obligor who is a Party undertakes that this clause 29 will be complied with by and in respect of each person to which each relevant provision of this clause is expressed to apply throughout the Facility Period.

29.2	General negative pledge

(a)	In this clause 29.2, Quasi-Security means an arrangement or transaction described in paragraph (c) below.

(b)	No Guarantor shall create or permit to subsist any Security Interest over any of its assets, except:

(i)	in favour of the Finance Parties under the Finance Documents; or

(ii)	as otherwise approved by the Majority Lenders.

(c)	(Without prejudice to clauses 29.3 (Financial Indebtedness) and 29.7 (Disposals)), no Guarantor shall:

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to, or re-acquired by, an Obligor or any other Group Member (other than pursuant to disposals permitted under clause 29.7 (Disposals));

(ii)	sell, transfer, factor or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)	enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(d)	Paragraphs (b) and (c) above do not apply to any Security Interest or (as the case may be) Quasi-Security, listed below:

(i)	those granted or expressed to be granted by any of the Security Documents; and

(ii)	in relation to a Ship, Permitted Security Interests for that Ship.

29.3	Financial Indebtedness

No Guarantor shall incur or permit to exist, any Financial Indebtedness owed by it to anyone else, except:

(a)	Financial Indebtedness incurred under the Finance Documents;

(b)	Financial Indebtedness owing to other Group Members or Affiliates of an Obligor or any of its Affiliates, which is unsecured and fully subordinated at all times to any indebtedness owing to the Finance Parties under the Finance Documents from time to time and is otherwise on approved terms (including, for the avoidance of doubt, restrictions on payment of principal or interest);

(c)	trade credit granted to it by its suppliers on normal commercial terms in the ordinary course of its trading activities;

(d)	Financial Indebtedness permitted under clause 29.4 (Guarantees); and

(e)	Financial Indebtedness permitted under clause 29.5 (Loans and credit).

29.4	Guarantees

No Guarantor shall give or permit to exist, any guarantee by it in respect of indebtedness of any person or allow any of its indebtedness to be guaranteed by anyone else, except:

(a)	guarantees by any other person of such Guarantor's own trade indebtedness to trade creditors given in the ordinary course of its business;

(b)	any guarantees issued by or in favour of any protection and indemnity or war risks association in the ordinary course of such Guarantor's business; and

(c)	guarantees which are Financial Indebtedness permitted under clause 29.3 (Financial Indebtedness).

29.5	Loans and credit

No Guarantor shall be a creditor in respect of Financial Indebtedness other than in respect of:

(a)	loans or credit to another Obligor permitted under clause 29.3 (Financial Indebtedness); and

(b)	trade credit granted by it to its customers on normal commercial terms in the ordinary course of its trading activities.

29.6	Bank accounts, operating leases and other financial transactions

No Guarantor shall:

(a)	maintain any current or deposit account with a bank or financial institution except for the Accounts and the deposit of money, operation of current accounts and the conduct of electronic banking operations through the Accounts;

(b)	hold cash in any account (other than the Accounts); or

(c)	enter into any obligations under operating leases relating to assets other than in the ordinary course of business.

29.7	Disposals

No Guarantor shall enter into a single transaction or a series of transactions, whether related or not and whether voluntarily or involuntarily, to sell, lease, transfer or otherwise dispose of any asset except for any of the following disposals (so long as they are not prohibited by any other provision of the Finance Documents):

(a)	disposals of assets made in (and on terms reflecting) the ordinary course of trading of the disposing entity;

(b)	disposals of obsolete assets, or assets which are no longer required for the purpose of the business of the relevant Guarantor, in each case for cash on normal commercial terms and on an arm's length basis;

(c)	disposals permitted by clauses 29.2 (General negative pledge), 29.3 (Financial Indebtedness) or 23.3 (Sale or other disposal of a Ship);

(d)	dealings with its own trade creditors with respect to book debts in the ordinary course of trading; and

(e)	the application of cash or cash equivalents in the acquisition of assets or services in the ordinary course of its business.

29.8	Contracts and arrangements with Affiliates

No Obligor shall be party to any arrangement or contract with any of its Affiliates unless such arrangement or contract is on an arm's length basis.

29.9	Subsidiaries

No Guarantor shall establish or acquire a company or other entity.

29.10	Acquisitions and investments

No Guarantor shall acquire any person, business, assets or liabilities or make any investment in any person or business or undertaking or enter into any joint-venture arrangement, except:

(a)	capital expenditure or investments related to maintenance of a Ship in the ordinary course of its business;

(b)	acquisitions of assets in the ordinary course of business (not being new businesses or vessels) for the purpose of investing in, upgrading or maintaining the Ships;

(c)	the incurrence of liabilities in the ordinary course of its business;

(d)	any loan or credit not otherwise prohibited under this Agreement; or

(e)	pursuant to any Finance Documents or any Charter Documents to which it is party.

29.11	Reduction of capital

No Guarantor shall redeem or purchase or otherwise reduce any of its equity or any other share capital or any warrants or any uncalled or unpaid liability in respect of any of them or reduce the amount (if any) for the time being standing to the credit of its share premium account or capital redemption or other undistributable reserve in any manner.

29.12	Increase in capital

No Guarantor shall issue shares or other equity interests to any person who is not its shareholder as at the date of this Agreement.

29.13	Distributions and other payments

No Obligor shall:

(a)	declare or pay (including by way of set-off, combination of accounts or otherwise) any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital, partnership interest or units or limited liability company interest (or any class of the same) or any warrants for the time being in issue;

(b)	repay or distribute any dividend or share premium reserve;

(c)	redeem, repurchase, defease, retire or repay any of its share capital, partnership interest or units or limited liability company interest or resolve to do so; or

(d)	make any payment (including by way of set-off, combination of accounts or otherwise) by way of interest, or repayment, redemption, purchase or other payment, in respect of any shareholder or member loan, loan stock or similar instrument, except if:

(i)	no Event of Default has occurred and is continuing at the time of the declaration or payment of any such dividend, distribution or other payment;

(ii)	no Event of Default would result from the declaration or payment of the same;

(iii)	the Security Value is no less than the Minimum Value at the time of the declaration or payment of any such dividend, distribution or other payment; and

(iv)	the Majority Lenders are satisfied that immediately following such declaration or payment, the Security Value will continue to exceed the Minimum Value.

29.14	Charter-in

No Obligor shall charter in any vessel or enter into any other transaction or contract for such purpose.

30	Events of Default

Each of the events or circumstances set out in this clause 30 (except clause 30.25 (Acceleration)) is an Event of Default. For the purposes of this clause 30, Dormant Subsidiaries who are not Obligors shall not be treated as Group Members.

30.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by an administrative or technical error or by a Disruption Event; and

(b)	payment is made within three (3) Business Days of its due date.

30.2	Financial covenants

The Obligors do not comply with clause 21 (Financial covenants).

30.3	Value of security

The Obligors do not comply with clause 26 (Minimum security value).

30.4	Insurance

(a)	The Insurances of a Ship are not placed and kept in force in the manner required by clause 25.3 (Coverage required) (including as a result of cancellation by an Owner of its Ship's Insurances as required by clause 25 (Insurance)).

(b)	Any insurer either:

(i)	cancels any such Insurances and such Insurances are not renewed or replaced before such cancellation takes or is to take place; or

(ii)	disclaims liability under them or asserts that its liability under them is or should be reduced by reason of any mis-statement or failure or default by any person (unless the same is being contested in good faith by an Obligor and the insurer accepts liability in full for the relevant claim within a period of 15 days from the date of any such disclaimer or assertion).

30.5	Other obligations

(a)	An Obligor, a Manager or a Charterer does not comply with any provision of the Finance Documents, other than those referred to in clauses 30.1 (Non-payment), 30.2 (Financial covenants), 30.3 (Value of security), 30.4 (Insurance) or in any other provision of this clause 30.

(b)	No Event of Default under paragraph (a) above will occur if the Agent considers that the failure to comply is capable of remedy and the failure is remedied within 10 Business Days of the earlier of (A) the Agent giving notice to the Borrower and (B) the Borrower or any other Obligor, a Manager or a Charterer (as applicable) becoming aware of the failure to comply.

30.6	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor, a Manager or a Charterer in the Finance Documents or any other document delivered by or on behalf of any Obligor, a Manager or a Charterer under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

30.7	Cross default

(a)	Any Financial Indebtedness of any Group Member is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any Group Member is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any Group Member is cancelled or suspended by a creditor of any Group Member as a result of an event of default (however described).

(d)	The counterparty to a Treasury Transaction entered into by any Group Member becomes entitled to terminate that Treasury Transaction early by reason of an event of default (however described).

(e)	Any creditor of any Group Member becomes entitled to declare any Financial Indebtedness of that Group Member due and payable prior to its specified maturity as a result of an event of default (however described).

(f)	No Event of Default will occur under paragraphs (a) to (e) above if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (e) above is less than $5,000,000 (or its equivalent in any other currency or currencies).

30.8	Insolvency

(a)	An Obligor:

(i)	is unable or admits inability to pay its debts as they fall due;

(ii)	is deemed to, or is declared to, be unable to pay its debts under applicable law;

(iii)	suspends or threatens to suspend making payments on any of its debts; or

(iv)	by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness unless such negotiations have concluded successfully within two months from the date of their commencement.

(b)	A moratorium is imposed by law or declared in respect of any indebtedness of any Obligor. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

30.9	Insolvency proceedings

(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor;

(ii)	a composition, compromise, assignment or arrangement with any creditor of any Obligor;

(iii)	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any Obligor or any of its assets (including the directors of any Obligor requesting a person to appoint any such officer in relation to it or any of its assets), or any analogous procedure or step is taken in any jurisdiction.

(b)	Paragraph (a) above shall not apply to any winding-up petition (or analogous procedure or step) which is frivolous or vexatious or being contested in good faith and is discharged, stayed or dismissed within 30 days of commencement or, if earlier, the date on which it is advertised.

30.10	Creditors' process

(a)	Any expropriation, attachment, sequestration, distress, execution, enforcement of any Security Interest (subject to clause 30.18 (Arrest of Ship)) or any other analogous process or enforcement action (including enforcement by a landlord) in any jurisdiction affects any asset or assets of any Obligor having an aggregate value in excess of $5,000,000 (or its equivalent in other currencies) unless such process is frivolous or vexatious or being contested in good faith and, in either case, is discharged within 14 days.

(b)	Any judgment or order (or one or more judgements or orders) for an aggregate amount in excess of $5,000,000 (or its equivalent in other currencies) is made against any Obligor and is not stayed or complied with within 14 days.

30.11	Unlawfulness and invalidity

(a)	It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents or any Transaction Security ceases to be effective.

(b)	Any obligation or obligations of any Obligor under any Finance Documents are not (subject to the Legal Reservations) or cease to be legal, valid, binding or enforceable.

(c)	Any Security Interest created or expressed to be created or evidenced by the Security Documents ceases to be effective.

(d)	Any Finance Document or any Transaction Security ceases to be in full force and effect or ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective for any reason.

(e)	Any Security Document does not create legal, valid, binding and enforceable security over the assets charged under that Security Document or the ranking or priority of such security is adversely affected.

30.12	Cessation of business

(a)	Any Obligor suspends or ceases to carry on or threatens to suspend or cease to carry on all or a material part of its business (other than following the sale or Total Loss of a Ship owned by it in accordance with the terms of this Agreement).

(b)	Except as otherwise expressly permitted under the Finance Documents, any merger, consolidation, spin-off or sale in respect of all or substantially all of the assets of the Borrower or the Group, whether in a single transaction or a series of related transactions, occurs.

(c)	Any Obligor substantially changes the nature of its business in a manner that deviates from the ownership, operation and management of maritime shipping assets (other than as a result of the sale or Total Loss of a Ship owned by it in accordance with the terms of this Agreement).

30.13	Expropriation

The authority or ability of any Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Obligor or any of their respective assets.

30.14	Repudiation and rescission of Finance Documents

Any party to any Finance Document (other than a Finance Party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security.

30.15	Litigation

Either:

(a)	any litigation, alternative dispute resolution, arbitration or administrative governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened; or

(b)	any judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental, arbitral or other regulatory body or agency is made,

in relation to any Transaction Document or the transactions contemplated in the Transaction Documents or against any Obligor or any of its assets, rights or revenues which has or might reasonably be expected to have a Material Adverse Effect.

30.16	Material Adverse Effect

Any event or circumstance (including any Environmental Incident or any change of law) occurs which the Majority Lenders reasonably believe has, or is reasonably likely to have, a Material Adverse Effect.

30.17	Security enforceable

Any Security Interest (other than a Permitted Maritime Lien) in respect of Charged Property becomes enforceable.

30.18	Arrest of Ship

Any Mortgaged Ship is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of the relevant Owner (any such event, a relevant event) and the relevant Owner fails to procure the release/repossession of such Ship within a period of 15 days thereafter (or such longer period as may be approved) (unless such relevant event is in the reasonable opinion of the Agent (acting on the instructions of the Majority Lenders) also an insured event clearly constituting a Total Loss claim under the Ship's insurances, in which case such 15 day period shall be extended to the Total Loss Repayment Date provided such relevant event constitutes such Total Loss or the date on which the Agent (acting on the instructions of the Majority Lenders) determines that such relevant event is not (or is no longer) an insured event clearly giving grounds for such a Total Loss claim and notifies the relevant Obligors accordingly).

30.19	Ship registration

Except with approval, the registration of any Mortgaged Ship under the laws and flag of its Flag State is cancelled or terminated or, where applicable, not renewed or, if such Ship is only provisionally registered on the date of this Agreement, such Ship is not permanently registered under such laws within 20 days of such date.

30.20	Political risk

(a)	Either:

(i)	the Flag State of any Mortgaged Ship becomes involved in war (whether declared or not) or civil war or there is a seizure of power in the Flag State by unconstitutional means; or

(ii)	any Relevant Jurisdiction of an Obligor becomes involved in war (whether declared or not) or civil war or there is a seizure of power in such Relevant Jurisdiction by unconstitutional means.

(b)	No Event of Default under paragraph (a)(i) above will occur if the Borrower or the relevant Owner, within 15 Business Days of the relevant occurrence of the war (whether declared or not), civil war or seizure of power, changes the Flag State of the relevant Ship(s) to that of any other jurisdiction approved by the Majority Lenders (provided no such approval shall be required if the jurisdiction is another Approved Flag State) and grants in favour of the Security Agent such Security Interests (including a mortgage over the relevant Ship) as the Agent may request (acting on the instructions of the Majority Lenders) in documents in an approved form (including an agreement supplemental to this Agreement) and provided and delivered to the Agent in respect of such Security Interests any documents and evidence of the nature described in Schedule 3 (Conditions precedent) as required by the Agent, in each case at the cost and expense of the Borrower.

30.21	Sanctions

(a)	Any of the Obligors or any other Group Member or any Manager which is affiliated with the Group (including for that purpose Danaos Shipping Company Limited as Manager) becomes a Prohibited Person or becomes owned or controlled by, or acts directly or indirectly on behalf of, a Prohibited Person or any of such persons becomes the owner or controller of a Prohibited Person.

(b)	Any proceeds of the Loan are made available, directly or indirectly, to or for the benefit of a Prohibited Person or otherwise is, directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

(c)	Any Obligor or other Group Member or any Manager which is affiliated with the Group (including for that purpose Danaos Shipping Company Limited as Manager) is not in compliance with all Sanctions.

(d)	Any Obligor or any other Relevant Party does not comply with any provisions of clause 22.17 (Sanctions).

30.22	Breach for Ministerial Decision

Except with approval, if the Hellenic Republic is the Flag State of a Mortgaged Ship, the relevant Owner commits any breach of or varies or cancels the Ministerial Decision (as defined in the relevant Mortgage) with respect to that Mortgaged Ship.

30.23	Manager

Danaos Shipping Company Limited of the Republic of Cyprus ceases to be the Manager of any Ship, except as permitted by the provisions of clause 23.4 (Manager) or is otherwise approved.

30.24	De-listing

The common shares of the Borrower cease to be listed on an Approved Exchange.

30.25	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders:

(a)	by notice to the Borrower:

(i)	declare that no withdrawals be made from any Account; and/or

(ii)	cancel the Total Commitments at which time they shall immediately be cancelled; and/or

(iii)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable; and/or

(iv)	declare that all or part of the Loan be payable on demand, at which time it shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(b)	exercise or direct the Security Agent and/or any other beneficiary of the Security Documents to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

Section 9 - Changes to Parties

31	Changes to the Lenders

31.1	Assignments by the Lenders

Subject to this clause 31, a Lender (the Existing Lender) may assign any of its rights under any Finance Document to another bank or financial institution or to a trust or fund or to any insurance or reinsurance company or to any other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the New Lender).

31.2	Conditions of assignment

(a)	The consent of the Borrower is required for any assignment by an Existing Lender, unless the assignment is:

(i)	to another Lender or an Affiliate of any Lender or a fund which is a Related Fund of a Lender; or

(ii)	made at a time when an Event of Default has occurred and is continuing,

in which cases the Borrower’s consent shall not be required.

(b)	In order to obtain the Borrower’s consent, where required pursuant to paragraph (a) above, the relevant Existing Lender will consult with the Borrower for up to ten (10) Business Days following the Existing Lender’s relevant request.

(c)	The Borrower’s consent to an assignment may not be unreasonably withheld and will be deemed to have been given five (5) Business Days after the end of the consultation period, unless consent is expressly refused within that time.

(d)	Provided no Event of Default is continuing at the time of an assignment, the Obligors shall not be responsible for any costs or expenses incurred by the Existing Lender or the New Lender, or any other Finance Party, in connection with the documentation effecting any such assignment.

31.3	Other conditions of assignment

(a)	An assignment will only be effective:

(i)	if the relevant Existing Lender has given prior written notice of the proposed assignment to the Borrower and confirmed the identity of the New Lender in such written notice (with a copy to the Agent);

(ii)	on receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the Borrower and the other Finance Parties as it would have been under if it had been an Original Lender;

(iii)	on the New Lender entering into any documentation required for it to accede as a party to any Security Document to which the Existing Lender is a party in its capacity as a Lender and, in relation to such Security Documents, completing any filing, registration or notice requirements;

(iv)	on the performance by the Agent of all necessary "know your customer" or similar checks under all applicable laws and regulations relating to any person that it is required to carry out in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender; and

(v)	if the total amount of the Existing Lender’s Commitment being assigned is not less than $10,000,000 (unless the relevant Existing Lender’s Commitment is, at the time of transfer, less than $10,000,000 and it is transferring the entire amount of the same).

(b)	Each New Lender, by executing the relevant Transfer Certificate, confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with the Finance Documents on or prior to the date on which the assignment becomes effective in accordance with the Finance Documents and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

(c)	If:

(i)	a Lender assigns and/or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under clause 13 (Tax gross-up and indemnities) or clause 14 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under that clause to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred (unless the assignment, transfer or change is made by the Lender at the Borrower's request or with the Borrower's agreement to mitigate any circumstances giving rise to a Tax Payment or increased cost, or a right to be prepaid and/or cancelled by reason of illegality). This paragraph (c) shall not apply in respect of an assignment or transfer made in the ordinary course of the primary syndication of the Facility.

31.4	Fee and expenses

The New Lender shall, on the date upon which an assignment takes effect, pay to the Agent (for its own account) a fee of $5,000 and shall, promptly on demand, pay the Agent and the Security Agent the amount of:

(a)	all costs and expenses (including legal fees) properly incurred by the Agent or the Security Agent in connection with any such assignment; and

(b)	any cost, loss or liability the Agent or the Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any such assignment.

31.5	Assignment costs and expenses relating to security

The New Lender shall, promptly on demand, pay the Agent and the Security Agent the amount of:

(a)	all costs and expenses (including legal fees) incurred by the Agent or the Security Agent to facilitate the accession by the New Lender to, or assignment or transfer to the New Lender of, any Security Document and/or the benefit of any Security Document and any appropriate registration of any such accession or assignment or transfer; and

(b)	any cost, loss or liability the Agent or the Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any such accession, assignment or transfer.

31.6	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, the Transaction Security or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor or any other person of its obligations under the Finance Documents or any other documents;

(iv)	the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Finance Documents; or

(v)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of:

(A)	the financial condition and affairs of the Obligors and their related entities in connection with its participation in this Agreement; and

(B)	the application of any Basel II Regulation or any Basel III Regulation to the transactions contemplated by the Finance Documents,

and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Transaction Document or the Transaction Security;

(ii)	will continue to make its own independent appraisal of the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Finance Documents; and

(iii)	will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-assignment from a New Lender of any of the rights assigned under this clause 31; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under any Transaction Document or by reason of the application of any Basel II Regulation or any Basel III Regulation to the transactions contemplated by the Transaction Documents or otherwise.

31.7	Procedure available for assignment

(a)	Subject to the conditions set out in clause 31.2 (Conditions of assignment) and 31.3 (Other conditions of assignment) an assignment may be effected in accordance with paragraph (d) below when (a) the Agent executes an otherwise duly completed Transfer Certificate and (b) the Agent executes any document required under paragraph (a) of clause 31.2 (Conditions of assignment) which it may be necessary for it to execute in each case delivered to it by the Existing Lender and the New Lender duly executed by them and, in the case of any such other document, any other relevant person. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a Transfer Certificate and any such other document each duly completed, appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate and such other document.

(b)	The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)	The Obligors who are Parties and the other Finance Parties irrevocably authorise the Agent to execute any Transfer Certificate on their behalf without any consultation with them.

(d)	Subject to clause 31.10 (Pro rata interest settlement), on the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender the rights under the Finance Documents expressed to be the subject of the assignment in the Transfer Certificate;

(ii)	the Existing Lender will be released by each Obligor and the other Finance Parties from the obligations owed by it (the Relevant Obligations) and expressed to be the subject of the release in the Transfer Certificate (but the obligations owed by the Obligors under the Finance Documents shall not be released); and

(iii)	the New Lender shall become a Party as a “Lender” and will be bound by obligations equivalent to the Relevant Obligations.

(e)	Lenders may utilise procedures other than those set out in this clause 31.7 (Procedure available for assignment) to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with this clause 31.7 (Procedure available for assignment) to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in clause 31.2 (Conditions of assignment) and 31.3 (Other conditions of assignment).

31.8	Copy of Transfer Certificate to Borrower

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate and any other document required under paragraph (a) of clause 31.3 (Other conditions of assignment), send a copy of that Transfer Certificate and such other documents to the Borrower.

31.9	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this clause 31, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b)	any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or other Security Interest shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security Interest for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

31.10	Pro rata interest settlement

In respect of any assignment pursuant to clause 31.7 (Procedure available for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(a)	any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date (Accrued Amounts) and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period; and

(b)	the rights assigned by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(i)	when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

(ii)	the amount payable to the New Lender on that date will be the amount which would, but for the application of this clause 31.10, have been payable to it on that date, but after deduction of the Accrued Amounts.

In this clause 31.10 references to “Interest Period” shall be construed to include a reference to any other period for accrual of fees.

32	Changes to the Obligors

32.1	Assignment or transfer

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

Section 10 - The Finance Parties

33	Roles of Agent, Security Agent and Arranger

33.1	Appointment of the Agent and Security Agent

Each other Finance Party (other than the Security Agent) appoints:

(a)	the Agent to act as its agent under and in connection with the Finance Documents; and

(b)	the Security Agent to act as its agent and as trustee under and for the purposes of the Finance Documents to which it is or is intended to be a party (including as trustee of the Security Property).

33.2	Security Agent as trustee

The Security Agent declares that it holds the Security Property on trust for itself and the other Finance Parties on the terms contained in this Agreement.

33.3	Authorisation of Agent and Security Agent

Each of the Finance Parties authorises the Agent and the Security Agent:

(a)	to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Agent or (as the case may be) the Security Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions; and

(b)	to execute each of the Finance Documents and all other documents that may be approved by the Majority Lenders for execution by it.

33.4	Instructions to Agent and the Security Agent

(a)	The Agent and the Security Agent shall:

(i)	subject to paragraphs (d), (e) and (f) below, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent or (as the case may be) the Security Agent in accordance with any instructions given to it by:

(A)	in the case of the Agent,

(I)	all Lenders, if the relevant Finance Document stipulates the matter is an all Lender decision; and

(II)	in all other cases, the Majority Lenders; and

(B)	in the case of the Security Agent, the Agent (acting on the instructions of the Lenders or Majority Lenders as the case may be in accordance with paragraph (A) above) and all references in the Finance Documents to the Security Agent acting on the instructions of the Lenders shall be construed accordingly; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties).

(b)	The Agent and the Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Agent (in the case of the Security Agent) and/or the Majority Lenders (in the case of the Agent) (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent or (as the case may be) the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and, unless a contrary indication appears in a Finance Document, any instructions given to the Agent or (as the case may be) the Security Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties, subject (in the case of the Security Agent) to the terms of this clause 33.4.

(d)	Paragraph (a) above shall not apply:

(i)	where a Finance Document requires the Agent or the Security Agent to act in a specified manner or to take a specified action;

(ii)	in respect of any provision which protects the Agent's or the Security Agent's own position in its personal capacity as opposed to its role of the Agent or the Security Agent for the Finance Parties including, without limitation, clauses 33.9 (No duty to account) to clause 33.14 (Exclusion of liability), clause 33.20 (Confidentiality) to clause 34.6 (Custodians, agents and nominees) and clauses 34.10 (Acceptance of title) to 34.13 (Disapplication of Trustee Acts);

(iii)	in respect of the exercise of the Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	Clause 36.1 (Order of application);

(B)	Clause 36.5 (Permitted deductions); and

(C)	Clause 36.12 (Prospective liabilities).

(e)	If giving effect to instructions given by any other Finance Party or group of Finance Parties would (in the Agent’s opinion) have an effect equivalent to an amendment or waiver which is subject to clause 45 (Amendments and waivers), the Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than itself) whose consent would have been required in respect of that amendment or waiver.

(f)	The Agent or the Security Agent may refrain from acting in accordance with any instructions of any other Finance Party or group of Finance Parties until it has received any indemnification, pre-funding and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(g)	Without prejudice to the provisions of clause 35 (Enforcement of Transaction Security) and the remainder of this clause 33, in the absence of instructions, the Agent and the Security Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(h)	Wherever herein there is reference to the Security Agent acting on the instructions of the Majority Lenders or the Lenders (as the case may be), this shall mean the Security Agent acting on the instructions of the Agent (acting on behalf of the Majority Lenders or Lenders (as the case may be)).

33.5	Legal or arbitration proceedings

Neither the Agent nor the Security Agent is authorised to act on behalf of another Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This clause 33.5 shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security.

33.6	Duties of the Agent and the Security Agent

(a)	The Agent’s and the Security Agent’s duties under the Finance Documents are solely mechanical, non-discretionary and administrative in nature.

(b)	Subject to paragraph (c) below, the Agent or (as the case may be) the Security Agent shall promptly:

(i)	(in the case of the Security Agent) forward to the Agent a copy of any document received by the Security Agent from any Obligor under any Finance Document; and;

(ii)	forward to a Party the original or a copy of any document which is delivered to the Agent or (as the case may be) the Security Agent for that Party by any other Party.

(c)	Without prejudice to clause 31.8 (Copy of Transfer Certificate to Borrower), paragraph (b) above shall not apply to any Transfer Certificate.

(d)	Neither the Agent nor the Security Agent is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)	Without prejudice to clause 36.11 (Notification of prescribed events), if the Agent or the Security Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f)	If the Agent is aware of the non-payment of any principal, interest, fee or other fee payable to a Finance Party (other than the Agent or the Arranger or the Security Agent for their own account) under this Agreement, it shall promptly notify the other Finance Parties.

(g)	The Agent shall provide to the Borrower, within 10 Business Days of a request by the Borrower (but no more frequently than once per quarter), a list (which may be in electronic form) setting out the names of the Lenders as at the date of that request and the respective Commitments of each Lender.

(h)	The Agent and the Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

(i)	Each of the Agent and the Security Agent shall exercise its rights, powers, authorities and discretions under the Finance Documents subject to and in accordance with this Agreement. If there is a conflict between the provisions of this Agreement and any other Finance Documents with regard to the Agent or the Security Agent, the provisions of this Agreement shall prevail.

33.7	Role of the Arranger and Co-ordinator

Except as specifically provided in the Finance Documents, the Arranger and the Co-ordinator have no obligations of any kind to any other Party under or in connection with any Finance Document or the transactions contemplated by the Finance Documents.

33.8	No fiduciary duties

Nothing in any Finance Document constitutes the Agent, the Security Agent, the Arranger and the Co-ordinator as a trustee or fiduciary of any other person except to the extent that the Security Agent acts as trustee for the other Finance Parties pursuant to clause 33.2 (Security Agent as trustee).

33.9	No duty to account

None of the Agent, the Security Agent, the Arranger and the Co-ordinator shall be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

33.10	Business with the Group

The Agent, the Security Agent and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Obligor or other Group Member or their Affiliates.

33.11	Rights and discretions of the Agent and the Security Agent

(a)	The Agent and the Security Agent may:

(i)	rely on any representation, certificate, communication, notice or document believed by it to be genuine and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Lenders or other Finance Parties or any group of Lenders or other Finance Parties are duly given in accordance with the terms of the Finance Documents;

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(C)	in the case of the Security Agent, if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied; and

(iii)	request and rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (i) above, may assume the truth and accuracy of that certificate.

(b)	The Agent and the Security Agent may assume (unless it has received notice to the contrary in its capacity as agent or (as the case may be) security trustee for the other Finance Parties) that:

(i)	no Notifiable Debt Purchase Transaction:

(A)	has been entered into;

(B)	has been terminated; or

(C)	has ceased to be with a Borrower Affiliate;

(ii)	no Default has occurred (unless (in the case of the Agent) it has actual knowledge of a Default arising under clause 30.1 (Non-payment)) and that each other party is complying with their obligations under the Finance Documents;

(iii)	any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iv)	any notice or request made by the Borrower (other than (in the case of the Agent) a Utilisation Request or Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	Each of the Agent and the Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, each of the Agent and the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to it (and so separate from any lawyers instructed by the Lenders or any other Finance Party) if it in its reasonable opinion deems this to be desirable.

(e)	Each of the Agent and the Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts (whether obtained by it or by any other Party and whether or not liability thereunder is limited by reference to a monetary cap or otherwise) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying (provided that such person has been selected using reasonable care).

(f)	The Agent, the Security Agent, any Receiver and any Delegate may act in relation to the Finance Documents, the Transaction Security and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person, unless such error or such loss was directly caused by the Agent's, the Security Agent's, Receiver's or Delegate's gross negligence or wilful default.

(g)	Unless any Finance Document expressly specifies otherwise, the Agent or the Security Agent may disclose to any other Party any information it reasonably believes it has received as agent or security trustee under the Finance Documents.

(h)	Without prejudice to the generality of paragraph (g) above, the Agent:

(i)	may disclose; and

(ii)	on the written request of the Borrower or the Majority Lenders shall, as soon as reasonably practicable, disclose,

the identity of a Defaulting Lender to the other Finance Parties and the Borrower.

(i)	Notwithstanding any other provision of any Finance Document to the contrary and without any liability therefor, none of the Agent, the Security Agent nor the Arranger is obliged to do or omit to do anything if it would or might in its opinion constitute a breach of any law, directive or regulation or state, or agency of any jurisdiction or state (including, but not limited to England, the European Union and the United States), or a breach of a fiduciary duty or duty of confidentiality, and the Security Agent may do anything which, in its opinion, is necessary or desirable to comply with any such law, direction or regulation and the Security Agent may refrain from taking any action in respect of any property where it may incur liability in respect of that property (including, without limitation, any liability to make repairs and/or any liability under applicable health and safety legislation or environmental legislation).

(j)	Notwithstanding any provision of any Finance Document to the contrary, neither the Agent nor the Security Agent is obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security or prefunding for, such risk or liability is not reasonably assured to it.

(k)	Neither the Agent nor the Arranger shall be obliged to request any certificate, opinion or other information under clause 20 (Information undertakings) unless so required in writing by a Lender, in which case the Agent shall promptly make the appropriate request of the Borrower if such request would be in accordance with the terms of this Agreement.

(l)	The Security Agent shall be entitled (in its own name or in the name of nominees) to invest moneys from time to time forming part of the Charged Property or otherwise held by it as a consequence of any enforcement of the security constituted by any Finance Document which, in the reasonable opinion of the Security Agent, it would not be practicable to distributed immediately, by placing the same on deposit in the name or under the control of the Security Agent as the Security Agent may think fit without being under any duty to diversify the same and the Security Agent shall not be responsible for any loss due to interest rate or exchange rate fluctuations and shall not be liable to account for an amount of interest greater than the standard amount that would be payable to an independent customer.

(m)	The Security Agent may place all deeds and other documents relating to the Charged Property which are from time to time deposited with it pursuant to the Security Documents in any safe deposit, safe or receptacle selected by the Security Agent or with any firm of solicitors or company whose business includes undertaking the safe custody of documents selected by the Security Agent and may make any such arrangements as it thinks fit for allowing any Obligor access to, or its solicitors or auditors possession of, such documents when necessary or convenient and the Security Agent shall not be responsible for any loss incurred in connection with any such deposit, access or possession.

33.12	Responsibility for documentation and other matters

None of the Agent, the Security Agent, the Arranger, the Co-ordinator, any Receiver or any Delegate is responsible or liable for (whether in contract, tort or otherwise and without prejudice to any other provision of the Finance Documents excluding or limiting its liability):

(a)	the adequacy, accuracy and/or completeness of any information (whether oral or written and including without limitation any opinions, searches or valuations) supplied by the Agent, the Security Agent, the Arranger, the Co-ordinator, an Obligor or any other person given in or in connection with any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or of any representations in any Transaction Document or of any copy of any document delivered under any Transaction Document;

(b)	the legality, validity, effectiveness, adequacy, accuracy, suitability or enforceability of any Transaction Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document, the Transaction Security or the Security Property constructed thereby;

(c)	the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Transaction Documents;

(d)	(in the case of the Security Agent) any loss to the Security Property arising in consequence of the failure, depreciation or loss of any Charged Property or any investments made or retained in good faith or by reason of any other matter or thing;

(e)	the failure of any Obligor or any other party to perform its obligations under any Transaction Document or the financial condition of any such person;

(f)	(save as otherwise provided in this clause 33, including without limitation, where instructed pursuant to clause 33.4 (Instructions to Agent and the Security Agent) taking or omitting to take any other action under or in relation to the Security Documents;

(g)	any payment deduction or withholding of any Tax or governmental charge as a result of the Security Agent (i) holding the Transaction Security created by the Finance Documents or (ii) enforcing such Transaction Security created by the Finance Documents and shall have no liability for distributing any amounts hereunder net of such amounts;

(h)	any other beneficiary of a Security Document failing to perform or discharge any of its duties or obligations under any Finance Document; or

(i)	any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by any applicable law or regulation relating to insider dealing or otherwise.

33.13	No duty to monitor

Neither the Agent nor the Security Agent shall be bound to monitor or enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party or any Obligor of its obligations under any Finance Document; or

(c)	whether any other event specified in any Finance Document has occurred.

33.14	Deductions

The Security Agent shall have no responsibility to make any payment, deduction or withholding of any Tax or governmental charge as a result of the Security Agent (i) holding the security interests created by the Security Documents or (ii) enforcing such security interests and shall have no liability for distributing any amounts under this Agreement net of such amounts.

33.15	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent, the Security Agent, any Receiver or Delegate), none of the Agent, the Security Agent, any Receiver nor any Delegate will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Security Property, unless directly caused by its gross negligence or wilful default;

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Security Property;

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event), breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Agent, the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Agent, the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Agent, the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Agent, the Security Agent, a Receiver or a Delegate may rely on this clause 33.15 subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(c)	Neither the Agent nor the Security Agent will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by it for that purpose.

(d)	Nothing in any Finance Document shall oblige the Agent, the Security Agent, the Co-ordinator or the Arranger to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by any of the Finance Documents might be unlawful for any Finance Party or for any Affiliate of any Finance Party or for any Affiliate of any Finance Party,

on behalf of any other Finance Party and each other Finance Party confirms to the Agent, the Security Agent, the Co-ordinator and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent, the Security Agent, the Co-ordinator or the Arranger.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Agent, the Security Agent, any Receiver or any Delegate, any liability of the Agent, the Security Agent, any Receiver or any Delegate arising under or in connection with any Finance Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Agent, the Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent, the Security Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Agent, the Security Agent, any Receiver or any Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent, the Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

(f)	Notwithstanding any other provision of this Agreement or any other Finance Document, nothing contained in any of the Finance Documents shall oblige the Security Agent to become a mortgagee in possession or be liable for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable, or assume the obligations of any other person under any Finance Document or take any action which would otherwise, in its opinion, be expected to render it liable to such person. The Security Agent shall be entitled to all the rights, powers, privileges and immunities conferred on mortgagees and receivers by the Law of Property Act 1925 when such receivers have been duly appointed under the said Act but so that section 103 of that Act shall not apply.

33.16	Lenders' indemnity to the Agent, Security Agent and others

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their being reduced to zero) indemnify the Agent, the Security Agent, every Receiver and every Delegate, within three Business Days of demand, against any Losses (including, without limitation, for negligence or any other category of liability whatsoever) incurred by any of them (otherwise than by reason of the relevant Agent’s, Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful default) (or in the circumstances contemplated pursuant to clause 39.10 (Disruption to payment systems etc.) notwithstanding the Agent’s negligence, gross negligence, or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent, Security Agent, Receiver or Delegate under, or exercising any authority conferred under) the Finance Documents (unless the relevant Agent, Security Agent, Receiver or Delegate has been reimbursed by an Obligor pursuant to a Finance Document) and this paragraph (a) shall be without prejudice to any right to indemnity by law given to trustees generally and any other indemnity in the Security Agent’s favour in any other Finance Document.

(b)	Subject to paragraph (c) below, the Borrower shall immediately on demand reimburse any Lender for any payment that Lender makes to the Agent or the Security Agent or any Receiver or Delegate pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Agent or the Security Agent to an Obligor.

(d)	The indemnity contained in this clause 33.16 shall survive the termination or discharge of this Agreement.

33.17	Resignation of the Agent or the Security Agent

(a)	The Agent or the Security Agent may, without giving any reason therefor and without being responsible for the cost thereof, resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrower.

(b)	Alternatively the Agent or the Security Agent may, without giving any reason therefor and without being responsible for the cost thereof, resign by giving at least 30 days’ notice to the other Finance Parties and the Borrower, in which case the Majority Lenders may appoint a successor Agent or Security Agent.

(c)	If the Majority Lenders have not appointed a successor Agent or Security Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the retiring Agent or Security Agent (after consultation with (in the case of the Agent) the Borrower or (in the case of the Security Agent) the Agent) may appoint a successor Agent or Security Agent.

(d)	If the Agent or Security Agent wishes to resign because it has concluded that it is no longer appropriate for it to remain as agent or trustee and the Agent or (as the case may be) Security Agent is entitled to appoint a successor Agent or (as the case may be) Security Agent under paragraph (c) above, the Agent or (as the case may be) Security Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent or (as the case may be) Security Agent to become a party to this Agreement as Agent or (as the case may be) Security Agent) agree with the proposed successor Agent or (as the case may be) Security Agent such amendments to this clause 33 and any other term of this Agreement dealing with the rights or obligations of the Agent or (as the case may be) Security Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the fee payable to it in its capacity as Agent or (as the case may be) Security Agent under this Agreement which are consistent with the successor Agent’s or (as the case may be) Security Agent’s normal fee rates and those amendments will bind the Parties.

(e)	The retiring Agent or Security Agent shall make available to the successor Agent or Security Agent such documents and records and provide such assistance as the successor Agent or Security Agent may reasonably request for the purposes of performing its functions as Agent or (as the case may be) Security Agent under the Finance Documents. The Borrower shall, within three Business Days of demand, reimburse the retiring Agent or (as the case may be) Security Agent for the amount of all costs and expenses (including legal fees) (together with any applicable VAT) properly incurred by it in making available such documents and records and providing such assistance.

(f)	The Agent’s or Security Agent’s resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	(in the case of the Security Agent) the transfer or assignment of all the Transaction Security and the other Security Property to that successor and any appropriate filings or registrations, any notices of transfer or assignment and the payment of any fees or duties related to such transfer or assignment which the Security Agent considers necessary or advisable have been duly completed.

(g)	Upon the appointment of a successor, the retiring Agent or Security Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of clause 34.11 (Winding up of trust) and paragraph (e) above) but shall remain entitled to the benefit of clauses 15.2 (Other indemnities), 15.4 (Indemnity to the Agent and the Security Agent) and 15.5 (Indemnity concerning security) and this clause 33 (and any agency or other fees for the account of the retiring Agent or Security Agent in its capacity as such shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(h)	The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)	the Agent fails to respond to a request under clause 13.8 (FATCA Information) and the Borrower or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)	the information supplied by the Agent pursuant to clause 13.8 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies the Borrower and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Borrower or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Borrower or that Lender, by notice to the Agent, requires it to resign.

33.18	Replacement of the Agent

(a)	After consultation with the Borrower, the Majority Lenders may, by giving 30 days’ notice to the Agent replace the Agent by appointing a successor Agent.

(b)	The retiring Agent shall (at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)	The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) above) but shall remain entitled to the benefit of clauses 15.4 ((Indemnity to the Agent and the Security Agent) and 15.5 (Indemnity concerning security) and this clause 33) (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

33.19	Replacement of the Security Agent

The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) of clause 33.17 (Resignation of the Agent or the Security Agent). In this event, the Security Agent shall resign in accordance with that paragraph.

33.20	Confidentiality

(a)	In acting as agent or trustee for the Finance Parties, the Agent or (as the case may be) the Security Agent shall be regarded as acting through its agency, trustee or other division or department directly responsible for the management of the Finance Documents which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent or (as the case may be) the Security Agent, it may be treated as confidential to that division or department and the Agent or (as the case may be) the Security Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent, the Security Agent, the Co-ordinator nor the Arranger is obliged to disclose to any other person (i) any Confidential Information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

33.21	Agent’s relationship with the Lenders

(a)	Subject to clause 31.10 (Pro rata interest settlement), the Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Agent’s principal office as notified to the Finance Parties from time to time) as a Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five (5) Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under clause 41.5 (Electronic communication)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer (or such other information) by that Lender for the purposes of clause 41.2 (Addresses) and clause 41.5 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

33.22	Information from the Finance Parties

(a)	Each Finance Party shall supply the Agent or the Security Agent with any information that the Agent or (as the case may be) the Security Agent may reasonably specify as being necessary or desirable to enable the Agent or (as the case may be) the Security Agent to perform its functions as Agent or (as the case may be) Security Agent (including, without limitation, such written information and directions as are necessary to make the calculations and applications contemplated by clause 36.1 (Order of application)).

(b)	Each Lender shall deal with the Security Agent exclusively through the Agent and shall not deal directly with the Security Agent.

33.23	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each other Finance Party confirms to the Agent, the Security Agent, the Co-ordinator and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document, including but not limited to:

(a)	the financial condition, status and nature of each Obligor and other Group Member;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Transaction Security, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document, the Transaction Security or the Security Property;

(c)	the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Finance Documents;

(d)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the Security Property, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document, the Transaction Security or the Security Property;

(e)	the adequacy, accuracy or completeness of any information provided by the Agent, the Security Agent, the Arranger, the Co-ordinator or any other Party or by any other person under or in connection with any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(f)	the right or title of any person in or to, or the value or sufficiency of, any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security Interest affecting the Charged Property.

33.24	Deduction from amounts payable by the Agent or Security Agent

If any Party owes an amount to the Agent or Security Agent under the Finance Documents the Agent or Security Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent or Security Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

33.25	Reliance and engagement letters

Each of the Agent, the Security Agent, the Co-ordinator and the Arranger may enter into any reliance letter or engagement letter relating to any valuations, reports, opinions or letters or advice or assistance provided by lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts in connection with the Transaction Documents or the transactions contemplated in the Finance Documents on such terms as it may consider appropriate (including, without limitation, restrictions on the lawyer's, accountant's, tax adviser's, insurance consultant's, ship manager's, valuer's, surveyor's or other professional adviser's or expert's liability and the extent to which their valuations, reports, opinions or letters may be relied on or disclosed).

33.26	Illegality

The Agent may refrain without liability from doing anything that would or might in its own opinion be contrary to any law of any state or jurisdiction (including but not limited to the United States of America or any jurisdiction forming a part of it, and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

33.27	Amounts paid in error

(a)	If the Agent pays an amount to another Party and the Agent notifies that Party that such payment was an Erroneous Payment then the Party to whom that amount was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(b)	Neither:

(i)	the obligations of any Party to the Agent; nor

(ii)	the remedies of the Agent,

(whether arising under this clause 33.27 or otherwise) which relate to an Erroneous Payment will be affected by any act, omission, matter or thing which, but for this paragraph (b), would reduce, release or prejudice any such obligation or remedy (whether or not known by the Agent or any other Party).

(c)	All payments to be made by a Party to the Agent (whether made pursuant to this clause 33.27 or otherwise) which relate to an Erroneous Payment shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

34	Trust and security matters

34.1	Undertaking to pay

(a)	Each Obligor who is a Party undertakes with the Security Agent as trustee for the Finance Parties that it will, on demand by the Security Agent, pay to the Security Agent as trustee for the Finance Parties all money from time to time owing to the other Finance Parties (in addition to paying any money owing under the Finance Documents to the Security Agent for its own account), and discharge all other obligations from time to time incurred, by it under or in connection with the Finance Documents.

(b)	Each payment which such an Obligor makes to another Finance Party in accordance with any Finance Document shall, to the extent of the amount of that payment, satisfy that Obligor's corresponding obligation under paragraph (a) above to make that payment to the Security Agent.

34.2	Parallel debt

(a)	Additional definitions:

In this clause:

Corresponding Debt means any amount, other than any Parallel Debt, which an Obligor owes to a Finance Party under or in connection with the Finance Documents.

Parallel Debt means any amount which an Obligor owes to the Security Agent under paragraph (b) below or under that clause as incorporated by reference or in full in any other Finance Document.

(b)	Each Obligor irrevocably and unconditionally undertakes to pay to the Security Agent its Parallel Debt which shall be amounts equal to, and in the currency or currencies of, its Corresponding Debt.

(c)	The Parallel Debt of an Obligor:

(i)	shall become due and payable at the same time as its Corresponding Debt; and

(ii)	is independent and separate from, and without prejudice to, its Corresponding Debt.

(d)	For the purposes of this clause 34.2, the Security Agent:

(i)	is the independent and separate creditor of each Parallel Debt;

(ii)	acts in its own name and not as agent, representative or trustee of the Finance Parties and its claims in respect of each Parallel Debt shall not be held on trust; and

(iii)	shall have the independent and separate right to demand payment of each Parallel Debt in its own name (including, without limitation, through any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in any kind of insolvency proceeding).

(e)	The Parallel Debt of an Obligor shall be:

(i)	decreased to the extent that its Corresponding Debt has been irrevocably and unconditionally paid or discharged; and

(ii)	increased to the extent that its Corresponding Debt has increased,

and the Corresponding Debt of an Obligor shall be:

(A)	decreased to the extent that its Parallel Debt has been irrevocably and unconditionally paid or discharged; and

(B)	increased to the extent that its Parallel Debt has increased,

in each case provided that the Parallel Debt of an Obligor shall never exceed its Corresponding Debt.

(f)	All amounts received or recovered by the Security Agent in connection with this clause 34.2 to the extent permitted by applicable law, shall be applied in accordance with clause 36.1 (Order of application).

(g)	This clause 34.2 shall apply, with any necessary modifications, to each Finance Document.

34.3	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	ascertain whether all deeds and documents which should have been deposited with it under or pursuant to any of the Security Documents have been so deposited;

(b)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Obligor to any of the Charged Property;

(c)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(d)	monitor, register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(e)	take, or to require any Obligor to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security Interest under any law or regulation; or

(f)	require any further assurance in relation to any Security Document.

34.4	Insurance by Security Agent

(a)	The Security Agent shall not be obliged:

(i)	to insure any of the Charged Property or pay any premia thereon;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)	Where the Security Agent is named on any insurance policy as an insured party, it shall only be named as loss payee and shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Agent requests it to do so in writing and the Security Agent fails to do so within fourteen days after receipt of that request.

34.5	Common parties

Although the Agent and the Security Agent may from time to time be the same entity, that entity will have entered into the Finance Documents (to which it is party) in its separate capacities as agent for the other Finance Parties and (as appropriate) security agent and trustee for all of the other Finance Parties. Where any Finance Document provides for an Agent or Security Agent to communicate with or provide instructions to the other, while they are the same entity, such communication or instructions will not be necessary.

34.6	Custodians, agents and nominees

The Security Agent may appoint and pay any person to act as a custodian, agent or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of receipt of monies or depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

34.7	Delegation by the Security Agent

(a)	Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such under any Finance Document.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Finance Parties.

(c)	No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible to any Party under any Finance Document for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

34.8	Agents

The Security Agent may in relation to this Agreement or the other Finance Documents, instead of acting personally, employ and pay an agent (whether being a lawyer or other professional person) to transact or conduct any business and to do all acts required to be done in connection with this Agreement or the other Finance Documents (including the receipt and payment of money). Provided the Security Agent has exercised reasonable care in the selection of any such agent, the Security Agent will not be under any obligation to supervise the proceedings or acts of any such agent or be in any way responsible for any loss incurred by reason of any default, omission or default on the part of any such agent.

34.9	Additional trustees

(a)	The Security Agent may at any time, by notice in writing to the other Finance Parties and the Borrower appoint (and subsequently remove) any person either to act as a separate trustee or as a co-trustee jointly with the Security Agent:

(i)	if the Security Agent considers that appointment to be in the interests of the Finance Parties;

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrower and the Finance Parties of that appointment (or subsequent removal).

(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment and the Security Agent shall have power to remove any person so appointed.

(c)	The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

(d)	At the request of the Security Agent, the other Parties shall forthwith execute all such documents and do all such things as may be required to perfect such appointment or removal and each such Party irrevocably authorises the Security Agent in its name and on its behalf to do the same.

(e)	Such a person shall accede to this Agreement as a Security Agent to the extent necessary to carry out their role on terms satisfactory to the Security Agent.

(f)	The Security Agent shall not be bound to supervise, or be responsible for any loss incurred by reason of any act or omission of, any such person if the Security Agent shall have exercised reasonable care in the selection of such person.

(g)	The appointment by the Security Agent of any additional trustees in accordance with this clause 34.9 shall terminate on the appointment of a replacement security trustee in accordance with clause 33.19 (Replacement of the Security Agent).

(h)	Whenever there shall be more than two trustees having equal authority under this Agreement the majority of such trustees shall be competent to exercise and execute all the duties, powers, trusts, authorities and discretions vested in the Security Agent by this Agreement.

34.10	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Obligor may have to any of the Charged Property and shall not be liable for, or bound to require any Obligor to remedy, any defect in its right or title.

34.11	Winding up of trust

If the Security Agent, with the approval of the Agent, determines that:

(a)	all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)	no Finance Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Obligor pursuant to the Finance Documents,

then:

(i)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii)	any Security Agent which has resigned pursuant to clause 33.17 (Resignation of the Agent or the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document.

34.12	Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

34.13	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

35	Enforcement of Transaction Security

35.1	Enforcement Instructions

(a)	The Security Agent may refrain from enforcing the Transaction Security unless instructed otherwise by the Majority Lenders.

(b)	Subject to the Transaction Security having become enforceable in accordance with its terms, the Majority Lenders may give or refrain from giving instructions to the Security Agent to enforce or refrain from enforcing the Transaction Security as they see fit.

(c)	The Security Agent is entitled to rely on and comply with instructions given in accordance with this clause 35.1.

35.2	Manner of enforcement

If the Transaction Security is being enforced pursuant to clause 35.1 (Enforcement Instructions), the Security Agent shall enforce the Transaction Security in such manner as the Majority Lenders shall instruct or, in the absence of any such instructions, as the Security Agent considers in its discretion to be appropriate subject to the provisions of clause 33.4 (Instructions to Agent and the Security Agent).

35.3	Waiver of rights

To the extent permitted under applicable law and subject to clause 35.1 (Enforcement Instructions), clause 35.2 (Manner of enforcement) and clause 36 (Application of Proceeds), each of the Finance Parties and the Obligors waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

35.4	Enforcement through Security Agent only

(a)	The other Finance Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising or to grant any consents or releases under the Security Documents except through the Security Agent or as required and permitted by this clause 35.4.

(b)	Where a Finance Party (other than the Security Agent) is a party to a Security Document that Finance Party shall:

(i)	promptly take such action as the Security Agent may reasonably require (acting on the instructions of the Agent) to enforce, or have recourse to, any of the Transaction Security constituted by such Security Document or, for such purposes, to exercise any right, power, authority or discretion arising or to grant any consents or releases under such Security Document or (subject to clause 45.5 (Releases)) to release, reassign and/or discharge any such Transaction Security or any guarantee or other obligations under any such Security Document; and

(ii)	not take any such action except as so required or (in the case of a release) for a release which is expressly permitted or required by the Finance Documents.

(c)	Each Finance Party (other than the Security Agent) shall, promptly upon being requested by the Security Agent (acting on the instructions of the Agent) to do so, grant a power of attorney or other sufficient authority to the Security Agent to enable the Security Agent or such legal advisers to enforce or have recourse in the name of such Finance Party to the relevant Transaction Security constituted by such Security Document or to exercise any such right, power, authority or discretion or to grant any such consent or release under such Security Document or to release, reassign and/or discharge any such Transaction Security on behalf of such Finance Party.

36	Application of proceeds

36.1	Order of application

All amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Document or in connection with the realisation or enforcement of all or any part of the Transaction Security (for the purposes of this clause 36, the Recoveries) shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this clause 36), in the following order of priority:

(a)	in discharging any sums owing to the Security Agent (other than pursuant to clause 34.1 (Undertaking to pay) or 34.2 (Parallel debt)), any Receiver or any Delegate under the Finance Documents;

(b)	in discharging all costs and expenses incurred by any Finance Party in connection with or incidental to the realisation or attempted realisation or enforcement of the Transaction Security taken in accordance with the terms of this Agreement;

(c)	in payment or distribution to the Agent on its own behalf and on behalf of the other Finance Parties for application in accordance with clause 39.5 (Partial payments);

(d)	if none of the Obligors is under any further actual or contingent liability under any Finance Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to any Obligor; and

(e)	the balance, if any, in payment or distribution to the relevant Obligor.

36.2	Security proceeds realised by other Finance Parties

Where a Finance Party (other than the Security Agent) is a party to a Security Document and that Finance Party receives or recovers any amounts pursuant to the terms of that Security Document or in connection with the realisation or enforcement of all or any part of the Transaction Security which is the subject of that Security Document then, subject to the terms of that Security Document and to the extent permitted by applicable law, such Finance Party shall account to the Security Agent for those amounts and the Security Agent shall apply them in accordance with clause 36.1 (Order of application) as if they were Recoveries for the purposes of such clause or (if so directed by the Security Agent shall apply those amounts in accordance with clause 36.1 (Order of application).

36.3	Investment of cash proceeds

Prior to the application of any Recoveries in accordance with clause 36.1 (Order of Application) the Security Agent may, in its discretion, hold:

(a)	all or part of any Recoveries which are in the form of cash; and

(b)	any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any proceeds of the Security Property which are not in the form of cash,

in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (without being under any duty to diversify the same and the relevant Security Agent shall not be responsible for any loss due to interest rate or exchange rate fluctuations and shall not be liable to account for an amount of interest greater than the standard amount that would be payable to an independent customer, the interest being credited to the relevant account) pending the application from time to time of those moneys in the Security Agent’s discretion in accordance with the provisions of this clause 36.

36.4	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may:

(i)	convert any moneys received or recovered by the Security Agent from one currency to another; and

(ii)	notionally convert the valuation provided in any opinion or valuation from one currency to another,

in each case at the Security Agent's spot rate of exchange for the purchase of that other currency with the currency in which the relevant moneys are received or recovered or the valuation is provided in the London foreign exchange market at or about 11:00 am (London time) on a particular day.

(b)	The obligations of any Obligor to pay in the due currency shall only be satisfied:

(i)	in the case of paragraph (a)(i) above, to the extent of the amount of the due currency purchased after deducting the costs of conversion; and

(ii)	in the case of paragraph (a)(ii) above, to the extent of the amount of the due currency which results from the notional conversion referred to in that paragraph.

36.5	Permitted Deductions

The Security Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any law or regulation to make from any distribution or payment made by it under this Agreement, or any costs and expenses referred to in clause 36.1 (Order of application) and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as Agent or Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

36.6	Good discharge

(a)	Any distribution or payment to be made in respect of the Secured Obligations by the Security Agent may be made to the Agent on behalf of the Finance Parties.

(b)	Any distribution or payment made as described in paragraph (a) above shall be a good discharge, to the extent of that payment or distribution, by the Security Agent in the case of a payment in cash, to the extent of that payment.

(c)	The Security Agent is under no obligation to make the payments to the Agent under paragraph (a) above in the same currency as that in which the Secured Obligations owing to the relevant Finance Party are denominated pursuant to the relevant Finance Document.

36.7	Calculation of amounts

For the purpose of calculating any person's share of any amount payable to or by it, the Security Agent shall be entitled to:

(a)	notionally convert the Secured Obligations owed to any person into a common base currency (decided in its discretion by the Security Agent), that notional conversion to be made at the spot rate at which the Security Agent is able to purchase the notional base currency with the actual currency of the Secured Obligations owed to that person at the time at which that calculation is to be made; and

(b)	assume that all amounts received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Secured Obligations in accordance with the terms of the Finance Documents under which those Secured Obligations have arisen.

36.8	Release to facilitate enforcement and realisation

(a)	Each Finance Party acknowledges that, for the purpose of any enforcement action by the Security Agent or a Receiver and/or maximising or facilitating the realisation of the Charged Property, it may be desirable that certain rights or claims against an Obligor and/or under certain of the Transaction Security, be released.

(b)	Each other Finance Party hereby irrevocably authorises the Security Agent (acting on the instructions of the Agent) to grant any such releases to the extent necessary to effect such enforcement action and/or realisation including, to the extent necessary for such purpose, to execute release documents in the name of and on behalf of the other Finance Parties.

(c)	Where the relevant enforcement is by way of disposal of shares in a Guarantor, the requisite release may include releases of all claims (including under guarantees) of the Finance Parties and/or the Security Agent against such Guarantor and of all Security Interests over the assets of such Guarantor.

36.9	Dealings with Security Agent

Each Finance Party shall deal with the Security Agent exclusively through the Agent.

36.10	Disclosure between Finance Parties and Security Agent

Notwithstanding any agreement to the contrary, each of the Obligors consents, until the end of the Facility Period, to the disclosure by any Finance Party to each other (whether or not through the Agent or the Security Agent) of such information concerning the Obligors as any Finance Party shall see fit.

36.11	Notification of prescribed events

(a)	If an Event of Default or Default either occurs or ceases to be continuing, the Agent shall, upon becoming aware of that occurrence or cessation, notify the Security Agent.

(b)	If the Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each other Finance Party of that action.

(c)	If any Finance Party exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Finance Party of that action.

36.12	Prospective liabilities

Following acceleration, the Security Agent may, in its discretion, hold any amount of the Recoveries in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest (if any) being credited to the relevant account) for later application under Clause 36.1 (Order of application) in respect of:

(a)	any sum to the Security Agent, any Receiver or any Delegate; and

(b)	any part of the Secured Liabilities,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future.

37	Conduct of business by the Finance Parties

37.1	Finance Parties tax affairs

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax, except as provided in Clause 13.8 (FATCA Information).

38	Sharing among the Finance Parties

38.1	Payments to Finance Parties

If a Finance Party (a Recovering Finance Party) receives or recovers any amount from an Obligor other than in accordance with clause 39 (Payment mechanics) (a Recovered Amount) and applies that amount to a payment due under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(b)	the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with clause 39 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)	the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the Sharing Payment) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with clause 39.5 (Partial payments).

38.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the Sharing Finance Parties) in accordance with clause 39.5 (Partial payments) towards the obligations of that Obligor to the Sharing Finance Parties.

38.3	Recovering Finance Party's rights

On a distribution by the Agent under clause 38.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

38.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the Redistributed Amount); and

(b)	as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.

38.5	Exceptions

(a)	This clause 38 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this clause, have a valid and enforceable claim against the relevant Obligor.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings;

(ii)	the taking legal or arbitration proceedings was in accordance with the terms of this Agreement; and

(iii)	that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

Section 11 - Administration

39	Payment mechanics

39.1	Payments to the Agent

(a)	On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Agent) and with such bank as the Agent, in each case, specifies.

39.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to clause 39.3 (Distributions to an Obligor) and clause 39.4 (Clawback and pre-funding) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London, as specified by that Party).

39.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with clause 40 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

39.4	Clawback

(a)	Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)	If the Agent or its Affiliate or Representative on its behalf or direction (the Agent and its applicable Affiliate or Representative, an Agent Entity) pays an amount to another Party (unless paragraph (c) below applies) or, at the direction of such Party, that Party’s Affiliate, Related Fund or Representative (such Party and its applicable Affiliate, Related Fund or Representative, an Other Party Entity) and it proves to be the case (in the sole determination of the Agent) that (i) neither the Agent nor the applicable Agent Entity actually received that amount or (ii) such amount was otherwise paid in error (whether such error was known or ought to have been known to such other Party or applicable Other Party Entity), then the Party to whom that amount (or the proceeds of any related exchange contract) was paid (or on whose direction its applicable Other Party Entity was paid) by the applicable Agent Entity shall hold such amount on trust or, to the extent not possible as a matter of law, for the account (or will procure that its applicable Other Party Entity holds on trust or for the account) of the Agent Entity and on demand (or will procure that its applicable Other Party Entity shall) refund the same to the Agent Entity together with interest on that amount from the date of payment to the date of receipt by the Agent Entity, calculated by the Agent to reflect its cost of funds.

(c)	If the Agent has notified the Lenders that it is willing to make available amounts for the account of the Borrower before receiving funds from the Lenders, and such Lenders agree, then if and to the extent that the Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to the Borrower:

(i)	the Borrower shall on demand refund it to the Agent; and

(ii)	the Lender by whom those funds should have been made available or, if that Lender fails to do so, the Borrower, shall on demand pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

39.5	Partial payments

(a)	If the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid amount owing to the Agent, the Security Agent, any Receiver or Delegate or the Arranger for their own account under those Finance Documents;

(ii)	secondly, in or towards payment to the Lenders pro rata of any amount owing to the Lenders under clause 33.16 (Lenders' indemnity to the Agent, Security Agent and others, Security Agent and others);

(iii)	thirdly, in or towards payment to the Lenders pro rata of any accrued interest, fee or commission or any other amount (except principal) due and payable to the Lenders but unpaid under the Finance Documents;

(iv)	fourthly, in or towards payment to the Lenders pro rata of any principal due and payable to the Lenders but unpaid under the Finance Documents; and

(v)	fifthly, in or towards payment pro rata of any other sum due but unpaid to the Finance Parties under the Finance Documents.

(b)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (ii) to (iii) of paragraph (a) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

39.6	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

39.7	Business Days

(a)	Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

39.8	Currency of account

(a)	Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	A repayment of all or part of the Loan or an Unpaid Sum and each payment of interest shall be made in dollars on its due date.

(c)	Each payment in respect of the amount of any costs, expenses or Taxes or other losses shall be made in dollars and, if they were incurred in a currency other than dollars, the amount payable under the Finance Documents shall be the equivalent in dollars of the relevant amount in such other currency on the date on which it was incurred.

(d)	All moneys received or held by the Security Agent or by a Receiver under a Security Document in a currency other than dollars may be sold for dollars and the Obligor which executed that Security Document shall indemnify the Security Agent against the full cost in relation to the sale. Neither the Security Agent nor such Receiver will have any liability to that Obligor in respect of any loss resulting from any fluctuation in exchange rates after the sale.

39.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Borrower); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

39.10	Disruption to payment systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Borrower that a Disruption Event has occurred:

(a)	the Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(b)	the Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of clause 45 (Amendments and waivers);

(e)	the Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this clause 39.10; and

(f)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

40	Set-off

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

41	Notices

41.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax, e-mail or letter.

41.2	Addresses

The address, email, and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Obligor or Finance Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of any Obligor who is a Party, that identified with its name in Schedule 1 (The original parties);

(b)	in the case of any Obligor which is not a Party, that identified in any Finance Document to which it is a party;

(c)	in the case of the Security Agent, the Agent and any other original Finance Party that identified with its name in Schedule 1 (The original parties); and

(d)	in the case of each Lender or other Finance Party, that notified in writing to the Agent on or prior to the date on which it becomes a Party in the relevant capacity,

or, in each case, any substitute address, email, fax number, or department or officer as an Obligor or Finance Party may notify to the Agent (or the Agent may notify to the other Finance Parties and the Obligors who are Parties, if a change is made by the Agent) by not less than five Business Days' notice.

41.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under clause 41.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Agent or the Security Agent will be effective only when actually received by the Agent or the Security Agent and then only if it is expressly marked for the attention of the department or officer identified in Schedule 1 (The original parties) (or any substitute department or officer as the Agent or the Security Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Agent.

(d)	Any communication or document made or delivered to the Borrower in accordance with this clause 41.3 will be deemed to have been made or delivered to each of the Obligors.

(e)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5:00pm in the place of receipt shall be deemed only to become effective on the following day.

41.4	Notification of address and fax number

Promptly upon changing its address or fax number, the Agent shall notify the other Parties on changing its address or fax number.

41.5	Electronic communication

(a)	Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing (whether pursuant to clause 41.2 (Addresses) or otherwise) of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b)	Any such electronic communication as specified in paragraph (a) above to be made between an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c)	Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Agent or the Security Agent only if it is addressed in such a manner as the Agent or the Security Agent shall specify for this purpose.

(d)	Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5:00 p. m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement or any other Finance Document shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this clause 41.5.

(f)	The Obligors who are Parties and the Finance Parties hereby agree that they may send information via email to another such Obligor or Finance Party or one or more third parties involved in the provision of services (each a Recipient). Each Recipient hereby acknowledges that:

(i)	any unencrypted information may be transported over an open, publicly accessible network and may, in principle, be viewed by others, which may enable conclusions to be drawn about a banking relationship;

(ii)	such information can be changed and/or manipulated by a third party;

(iii)	the identity of the sender of any such email may be assumed or otherwise manipulated;

(iv)	no Finance Party assumes any liability for any loss incurred as a result of manipulation of the email address or content of such an email or the information therein nor for any loss incurred by any Recipient due to interruptions and/or delays in transmission caused by technical problems; and

(v)	each Finance Party is entitled to assume that all the orders and instructions received from any Obligor or a third party designated by any Obligor are from an authorised individual, irrespective of the existing signatory rights in accordance with the commercial register or the specimen signature. Each Obligor who is a Party shall further procure that all third parties referred to herein agree with the use of emails and are aware of the above terms and conditions related to the use of email.

41.6	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Agent or the Security Agent, accompanied by a certified English translation (at the Borrower’s cost) and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

42	Calculations and certificates

42.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

42.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

42.3	Day count convention

(a)	Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:

(i)	on the basis of the actual number of days elapsed and a year of (360) days or, in any case where the practice in the Relevant Market differs, in accordance with that market practice; and

(ii)	subject to paragraph (b) below, without rounding.

(b)	The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by an Obligor under a Finance Document shall be rounded to 2 decimal places.

43	Partial invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

44	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of any Finance Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

45	Amendments and waivers

45.1	Required consents

(a)	Subject to clause 45.2 (All Lender matters) and clause 45.3 (Other exceptions), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all the Finance Parties and other Obligors.

(b)	The Agent may (or, in the case of the Security Documents, instruct the Security Agent to) effect, on behalf of any Finance Party, any amendment or waiver permitted by this clause 45.

(c)	Without prejudice to the generality of paragraphs (c), (d) and (e) of clause 33.11 (Rights and discretions of the Agent and the Security Agent), the Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.

(d)	Each Obligor agrees to any such amendment or waiver permitted by this clause 45 which is agreed to by the Borrower. This includes any amendment or waiver which would, but for this paragraph (d), require the consent of the Guarantors or any of them.

45.2	All Lender matters

An amendment, waiver or discharge or release or a consent of, or in relation to, any term of any Finance Document that has the effect of changing or which relates to:

(a)	the definition of "Majority Lenders" in clause 1.1 (Definitions);

(b)	the definition of "Last Availability Date" in clause 1.1 (Definitions);

(c)	the definition of "Backstop Date" in clause 1.1 (Definitions);

(d)	an extension to the date of payment of any amount under the Finance Documents;

(e)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable or the rate at which they are calculated;

(f)	an increase in any Commitment or the Total Commitments;

(g)	an extension of any period within which the Facility is available for Utilisation;

(h)	any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably;

(i)	a change to the Borrower or any other Obligor;

(j)	clause 7.2 (Change of control) or the definition of "Change of Control" in clause 1.1 (Definitions);

(k)	any provision which expressly requires the consent or approval of all the Lenders;

(l)	clause 38 (Sharing among the Finance Parties);

(m)	clause 2.2 (Finance Parties' rights and obligations), clause 5.1 (Delivery of the Utilisation Request), clause 6.3 (Adjustment of scheduled repayments) clause 7.1 (Illegality), clause 8.9 (Application of prepayments), clause 19.36 (Sanctions), clause 22.17 (Sanctions), clause 23.14 (Charter Sanctions), clause 30.21 (Sanctions), clause 31 (Changes to the Lenders), this clause 45 (Amendments and waivers), clause 49 (Governing law) or clause 50.1 (Jurisdiction of English courts);

(n)	the order of distribution under clause 36.1 (Order of application);

(o)	the currency in which any amount is payable under any Finance Document;

(p)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

A)	any guarantee and indemnity granted under any Finance Document (including under clause 18 (Guarantee and indemnity); or

B)	the Charged Property; or

C)	the manner in which the proceeds of enforcement of the Transaction Security are distributed); or

(q)	the release of the Transaction Security or the Guarantee or the circumstances in which any of the Transaction Security or the Guarantee is permitted or required to be released under any of the Finance Documents, shall not be made, or given, without the prior consent of all the Lenders and must be in writing.

45.3	Other exceptions

(a)	An amendment or waiver which relates to the rights or obligations of the Agent, the Security Agent, or the Arranger in their respective capacities as such (and not just as a Lender) may not be effected without the consent of the Agent, the Security Agent or the Arranger (as the case may be).

(b)	Notwithstanding clauses 45.1 (Required consents), 45.2 (All Lender matters) and paragraph (a) above, the Agent may make technical amendments to the Finance Documents arising out of manifest errors on the face of the Finance Documents, where such amendments would not prejudice or otherwise be adverse to the interests of any Finance Party without any reference or consent of the Finance Parties.

(c)	Amendments to, or waivers in respect of, any Finance Document may only be agreed in writing.

45.4	Transition to a term-based rate

(a)	If there is extensive use of term-based rates in the loan markets, following the Borrower's written request, the Borrower, the Guarantors and the Agent (on behalf of all Lenders) shall negotiate and enter into a supplemental agreement to this Agreement in order to replace the provisions relating to the Daily Non-Cumulative Compounded RFR Rate with a term SOFR based rate mechanism or other term-based rate provisions recommended by the LMA and prevailing in the loan markets at the time. Such amendments will only be applied from the date on which the conditions in paragraph (b) below have been satisfied and throughout the rest of the Facility Period.

(b)	For the avoidance of doubt, no agreement between the Lenders and the Borrower regarding a term-based rate shall be or become effective under this clause 45.4, without the prior written consent of all the Lenders and unless and until:

(i)	the Parties have executed such documents (including an agreement supplemental to this Agreement and an addendum to each Mortgage) documenting such agreement and any other documents requested by the Agent in its absolute discretion; and

(ii)	the Borrower has delivered to the Agent such documents and evidence of the type referred to in Schedule 3 (Conditions precedent) in relation to the documents referred to in paragraph (i) above as requested by the Agent in its absolute discretion, in each case in a form and substance satisfactory to the Agent.

45.5	Releases

Except with the approval of all the Lenders or for a release which is expressly permitted or required by the Finance Documents, the Agent shall not have authority to authorise the Security Agent to release (nor shall any Finance Party, unless so directed by the Security Agent in accordance with clause 35.4 (Enforcement through Security Agent only) release):

(a)	any Charged Property from the Transaction Security; or

(b)	any Obligor from any of its guarantee or other obligations under any Finance Document.

45.6	Disenfranchisement of Defaulting Lenders

(a)	For so long as a Defaulting Lender has any Available Commitment, in ascertaining:

(i)	the Majority Lenders; or

(ii)	whether:

(A)	any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments under the Facility; or

(B)	the agreement of any specified group of Lenders,

has been obtained to approve any request for a consent, waiver, amendment or other vote of Lenders under the Finance Documents,

that Defaulting Lender's Commitment will be reduced by the amount of its Available Commitment and, to the extent that such reduction results in that Defaulting Lender's Commitment being zero, that Defaulting Lender shall be deemed not to be a Lender for the purposes of paragraphs (i) and (ii) above.

(b)	For the purposes of this clause 45.6, the Agent may assume that the following Lenders are Defaulting Lenders:

(i)	any Lender which has notified the Agent that it has become a Defaulting Lender; and

(ii)	any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of "Defaulting Lender" has occurred,

unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

45.7	Excluded Commitments

If:

(a)	any Defaulting Lender fails to respond to a request for a consent, waiver, amendment of or in relation to any term of any Finance Document or any other vote of Lenders under the terms of this Agreement within 8 Business Days of that request being made; or

(b)	any Lender which is not a Defaulting Lender fails to respond to such a request (other than an amendment, waiver or consent referred to in paragraphs (a), (d), (e), (f), (m), (o) and (q) of clause 45.2 (All Lender matters)) or such a vote within 20 Business Days of that request being made,

(unless (in either such case) the Borrower and the Agent agree to a longer time period in relation to any request):

(i)	its Commitment or its participation in the Loan shall not be included for the purpose of calculating the Total Commitments or the amount of the Loan when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of Total Commitments or the amount of the Loan has been obtained to approve that request; and

(ii)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

45.8	Replacement of a Defaulting Lender

(a)	The Borrower may, at any time a Lender has become and continues to be a Defaulting Lender, by giving 10 Business Days’ prior written notice to the Agent and such Lender, replace such Lender by requiring such Lender to (and, to the extent permitted by law such Lender shall) assign or transfer pursuant to clause 31 (Changes to the Lenders) all (and not part only) of its rights under this Agreement (and any Security Document to which that Lender is a party in its capacity as a Lender) to an Eligible Institution (a Replacement Lender) which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the assigning Lender in accordance with clause 31 (Changes to the Lenders) for a purchase price in cash payable at the time of transfer which is either:

(i)	in an amount equal to:

(A)	the outstanding principal amount of such Lender’s participation in the Loan;

(B)	all accrued interest owing to such Lender;

(C)	Break Costs which would have been payable to such Lender pursuant to clause 11.1 (Break Costs) had the Borrower prepaid in full that Lender’s participation in the Loan on the date of the assignment; and

(D)	all other amounts payable to that Lender under the Finance Documents on the date of the assignment; or

(ii)	in an amount agreed between that Defaulting Lender, the Replacement Lender and the Borrower and which does not exceed the amount described in paragraph (i) above.

(b)	Any assignment by a Defaulting Lender pursuant to this clause 45.8 shall be subject to the following conditions:

(i)	the Borrower shall have no right to replace the Agent or the Security Agent;

(ii)	neither the Agent nor the Defaulting Lender shall have any obligation to the Borrower to find a Replacement Lender;

(iii)	the assignment must take place no later than 14 Business Days after the notice referred to in paragraph (a) above (or such other longer period as agreed by the Majority Lenders);

(iv)	in no event shall the Defaulting Lender be required to pay or surrender to the Replacement Lender any of the fees received by the Defaulting Lender pursuant to the Finance Documents; and

(v)	the Defaulting Lender shall only be obliged to assign its rights pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that assignment to the Replacement Lender.

(c)	The Defaulting Lender shall perform the checks described in paragraph (b) (v) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (a) above and shall notify the Agent and the Borrower when it is satisfied that it has complied with those checks.

45.9	Disenfranchisement of Borrower Affiliates

(a)	For so long as a Borrower Affiliate:

(i)	beneficially owns a Commitment; or

(ii)	has entered into a sub-participation agreement relating to a Commitment or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining:

(A)	the Majority Lenders; or

(B)	whether:

(I)	any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments; or

(II)	the agreement of any specified group of Lenders,

has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents,

such Commitment shall be deemed to be zero and such Borrower Affiliate or the person with whom it has entered into such sub-participation, other agreement or arrangement shall be deemed not to be a Lender for the purposes of paragraphs (A) and (B) above (unless in the case of a person not being a Borrower Affiliate it is a Lender by virtue otherwise than by beneficially owning the relevant Commitment).

(b)	Each Lender shall, unless such Debt Purchase Transaction is an assignment or transfer, promptly notify the Agent in writing if it knowingly enters into a Debt Purchase Transaction with a Borrower Affiliate (a Notifiable Debt Purchase Transaction), such notification to be substantially in the form set out in Part I of Schedule 8 (Forms of Notifiable Debt Purchase Transaction Notice).

(c)	A Lender shall promptly notify the Agent if a Notifiable Debt Purchase Transaction to which it is a party:

(i)	is terminated; or

(ii)	ceases to be with a Borrower Affiliate,

such notification to be substantially in the form set out in Part II of Schedule 8 (Forms of Notifiable Debt Purchase Transaction Notice).

(d)	Each Borrower Affiliate that is a Lender agrees that:

(i)	in relation to any meeting or conference call to which all the Lenders are invited to attend or participate, it shall not attend or participate in the same, if so requested by the Agent or, unless the Agent otherwise agrees, be entitled to receive the agenda or any minutes of the same; and

(ii)	in its capacity as Lender, unless the Agent otherwise agrees, it shall not be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Agent or one or more of the Lenders.

45.10	Changes to reference rates

(a)	Each Obligor agrees and acknowledges that it shall co-operate with the Finance Parties in good faith to agree and implement any amendment or waiver as contemplated pursuant to this clause 45.10 as a result of an RFR Replacement Event.

(b)	Subject to clause 45.3 (Other exceptions), if a RFR Replacement Event has occurred, any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Reference Rate in place of (or in addition to) the RFR; and

(ii)

(A)	aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(B)	enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Reference Rate;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(E)	adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Obligors.

(c)	An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on the Loan under this Agreement to any recommendation of a Relevant Nominating Body which:

(i)	relates to the use of a risk-free reference rate on a compounded basis in the international or any relevant domestic syndicated loan markets; and

(ii)	is issued on or after the date of this Agreement,

may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Obligors.

(d)	In this clause 45.10:

Relevant Nominating Body means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

Replacement Reference Rate means a reference rate which is:

(a)	formally designated, nominated or recommended as the replacement for the RFR by:

(i)	the administrator of the RFR (provided that the market or economic reality that such reference rate measures is the same as that measured by the RFR); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the Replacement Reference Rate will be the replacement under paragraph (ii) above;

(b)	in the opinion of the Majority Lenders and the Borrower, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor or alternative to the RFR; or

(c)	in the opinion of the Majority Lenders and the Borrower, an appropriate successor or alternative to the RFR.

RFR Replacement Event means:

(i)	the methodology, formula or other means of determining the RFR has, in the opinion of the Majority Lenders and the Borrower materially changed;

(ii)

(A)	the administrator of the RFR or its supervisor publicly announces that such administrator is insolvent; or

(I)	information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of the RFR is insolvent,

(II)	provided that, in each case, at that time, there is no successor administrator to continue to provide the RFR;

(B)	the administrator of the RFR publicly announces that it has ceased or will cease, to provide the RFR permanently or indefinitely and, at that time, there is no successor administrator to continue to provide the RFR;

(C)	the supervisor of the administrator of the RFR publicly announces that the RFR has been or will be permanently or indefinitely discontinued; or

(D)	the administrator of the RFR or its supervisor announces that the RFR may no longer be used; or

(iii)	the administrator of the RFR determines that the RFR should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(A)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Borrower) temporary; or

(B)	the RFR is calculated in accordance with any such policy or arrangement for a period no less than the period specified as the "RFR Contingency Period" in the Reference Rate Terms; or

(iv)	in the opinion of the Majority Lenders and the Borrower, the RFR is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

46	Confidential Information

46.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by clause 46.2 (Disclosure of Confidential Information) and clause 46.3 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

46.2	Disclosure of Confidential Information

(a)	Any Finance Party may disclose to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, brokers, insurers, reinsurers, insurance brokers, reinsurance brokers, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information.

(b)	Any Finance Party may disclose to any underwriter, insurance company, mutual insurance association or other insurer (or their officers, directors, employees, professional advisers, auditors or partners) or broker with or through whom the Agent or the Security Agent has effected or proposes to effect any form of insurance for the benefit of any of the Finance Parties in relation to their interests and/or potential liabilities in relation to the Transaction Security (including, but not limited to, any mortgagee interest insurance or mortgagee additional perils insurance) such Confidential Information as the Agent or the Security Agent shall consider appropriate in relation to that insurance (including but not limited to the name of a Ship, its IMO number and the amount of the outstanding indebtedness in respect thereof).

(c)	Any Finance Party and any of that Finance Party’s Affiliates may disclose to any person:

(i)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent or Security Agent, and, in each case, to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii)	appointed by any Finance Party or any of that Finance Party’s Affiliates or by a person to whom paragraphs (c)(i) or (c)(ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (b) of clause 33.21 (Agent’s relationship with the Lenders));

(iv)	appointed by any Finance Party or any of that Finance Party’s Affiliates or by a person to whom paragraph (c)(i) or (c)(ii) above applies to act as a verification agent in respect of any transaction referred to in paragraph (c)(ii) above;

(v)	appointed by any Finance Party or any of that Finance Party’s Affiliates or by a person to whom paragraphs (c)(i) or (c)(ii) above applies in connection with the exercise, protection or enforcement of such person’s rights under the Finance Documents;

(vi)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraphs (c)(i) or (c)(ii) above;

(vii)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(viii)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(ix)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates a Security Interest (or may do so) pursuant to clause 31.9 (Security over Lenders’ rights);

(x)	who is a Party; or

(xi)	with the consent of the Borrower,

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)	in relation to paragraphs (c)(i), (c)(ii), (c)(iii) and (c)(iv) above, the person to whom the Confidential Information is to be given has entered into confidentiality undertaking substantially in a recommended form of the Loan Market Association from time to time or in any other form agreed between the Borrower and the relevant Finance Party (a Confidentiality Undertaking) (save that no Obligor countersignature or consent to execution of such Confidentiality Undertaking shall be required) except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to paragraph c(vi) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to paragraphs (c)(vii),(c)(viii) and (c)(ix) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(d)	Any Finance Party may disclose to any person appointed by that Finance Party or by a person to whom paragraphs (c)(i) or (c)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (d) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Finance Party; and

(e)	Any Finance Party may disclose to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price sensitive information.

46.3	Disclosure to numbering service providers

(a)	Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Obligors the following information:

(i)	names of Obligors;

(ii)	country of domicile of Obligors;

(iii)	place of incorporation of Obligors;

(iv)	date of this Agreement;

(v)	clause 49 (Governing law);

(vi)	the names of the Agent and the Arranger;

(vii)	date of each amendment and restatement of this Agreement;

(viii)	amount of the Facility;

(ix)	amount of Total Commitments;

(x)	currency of the Facility;

(xi)	type of Facility;

(xii)	ranking of Facility;

(xiii)	the term of the Facility;

(xiv)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xiii) above; and

(xv)	such other information agreed between such Finance Party and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)	The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	Each Obligor represents that none of the information set out in paragraphs (i) to (xiv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d)	The Agent shall notify the Borrower and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or one or more Obligors; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or one or more Obligors by such numbering service provider.

46.4	Entire agreement

This clause 46 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

46.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

46.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:

(a)	of the circumstances of any disclosure of Confidential Information made to any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body or the rules of any relevant stock exchange or pursuant to any applicable law or regulation pursuant to clause 46.2 (Disclosure of Confidential Information) except where such disclosure is made to any such person during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this clause 46.

46.7	Continuing obligations

The obligations in this clause 46 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with the Finance Documents have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

47	Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

48	Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party (and any other Obligor who is a party to any other Finance Document to which this clause is expressed by the terms of that other Finance Document to apply) acknowledges and accepts that any liability of any Finance Party to another Finance Party or to an Obligor under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

Section 12 - Governing Law and Enforcement

49	Governing law

This Agreement and any non-contractual obligations connected with it are governed by English law.

50	Enforcement

50.1	Jurisdiction of English courts

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement or any non-contractual obligations connected with it (including a dispute regarding the existence, validity or termination of this Agreement) (a Dispute).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	Notwithstanding paragraphs (a) and (b) above, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

50.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, any Obligor who is a Party:

(a)	irrevocably appoints the person named in Schedule 1 (The original parties) as that Obligor's English process agent as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document;

(b)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned; and

(c)	if any person appointed as process agent for an Obligor is unable for any reason to act as agent for service of process, that Obligor must immediately (and in any event within ten days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1

The original parties

Part 1

Borrower

Name:	Danaos Corporation
Original Jurisdiction	Marshall Islands
Registration number (or equivalent, if any)	16381
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960
Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***] Attention: Legal Department

Part 2

Guarantors

Name:	Teushipper (No.1) Corp.
Original Jurisdiction	Liberia
Registration number (or equivalent, if any)	C-123889
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	80 Broad Street, Monrovia, Liberia
Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***]

Name:	Teushipper (No.2) Corp.
Original Jurisdiction	Liberia
Registration number (or equivalent, if any)	C-123890
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	80 Broad Street, Monrovia, Liberia
Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***]

Name:	Teushipper (No.3) Corp.
Original Jurisdiction	Liberia
Registration number (or equivalent, if any)	C-123891
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	80 Broad Street, Monrovia, Liberia
Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***]

Name:	Teushipper (No.4) Corp.
Original Jurisdiction	Liberia
Registration number (or equivalent, if any)	C-123892
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	80 Broad Street, Monrovia, Liberia
Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***]

Name:	Boxsail (No.1) Corp.
Original Jurisdiction	Liberia
Registration number (or equivalent, if any)	C-123847
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	80 Broad Street, Monrovia, Liberia
Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***]

Name:	Boxsail (No.2) Corp.
Original Jurisdiction	Liberia
Registration number (or equivalent, if any)	C-123848
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	80 Broad Street, Monrovia, Liberia
Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***]

Name:	Boxsail (No.3) Corp.
Original Jurisdiction	Liberia
Registration number (or equivalent, if any)	C-123849
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	80 Broad Street, Monrovia, Liberia

Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***]

Name:	Boxsail (No.4) Corp.
Original Jurisdiction	Liberia
Registration number (or equivalent, if any)	C-123850
English process agent	Law Debenture Corporate Services Limited 8th Floor 100 Bishopsgate London EC2N 4AG
Registered office	80 Broad Street, Monrovia, Liberia
Address for service of notices	Danaos Shipping Company Limited 14 Akti Kondyli Street 185 45 Piraeus Greece Email: [***]

The Original Lenders

Name	Citibank N.A., Jersey Branch
Facility Office and contact details for notices

Facility Office: Citibank, N.A., Jersey Branch

Address: P O Box 104, 38 Esplanade, Jersey, JE4 8QB

Attention:       Vassilios Maroulis;

Alfred Butrous

Notices and contact details

For any payments and payments-related purposes:

LOANS PROCESSING UNIT

Citibank Europe plc, Poland Branch

Prosta 36 Street

00-838 Warsaw

Poland

Magdalena Buszko             Phone: [***]

Justyna Jaworska                Phone: [***]

Juliusz Stefanski                  Phone: [***]  Kamil Glazewski    Phone: [***]

Aleksandra Bochniak         Phone: [***]

Agata Witaszek                   Phone: [***]

Email:      [***];

[***]

with a copy to:

Alfred Butrous

Citigroup Centre

Canada Square, Canary Wharf

London E14 5LB

United Kingdom

Phone: [***]

Email: [***]

Petros Patronis

Citibank Europe plc, Greece Branch

8 Othonos Street, Athens 105 57, Greece

Phone: [***]

Email: [***]

Commitment ($)	117,000,000

Name	BNP Paribas
Facility Office and contact details for notices

Facility Office: BNP Paribas

Address:  Immeuble Océanie

9 rue du Débarcadère

93500 Pantin

France

Notices and contact details

For any payments and payments-related purposes:

BNP Paribas

Address:  Immeuble Océanie

9 rue du Débarcadère

93500 Pantin

France

Attention CTM Transportation Team

Phone: [***]

Email: [***]

And

BNP Paribas

GSO – Structured Credit Services

Address:  Torre Ocidente

Rua Galileu Galilei 2 - 5th Floor

1500-392 LISBON

Portugal

Attention: Back office – Loan Servicing Lisbon Hub

Email: [***]

For any Covenants purpose:

BNP Paribas

Attention Global Banking Operations - Credit Operations - Transversal Credit Services - Covenants

Address:  Torre Ocidente

Rua Galileu Galilei 2 – 4th Floor

1500-392 LISBON

Portugal

E-mail: [***]

Commitment ($)	116,500,000

Name	KfW IPEX-Bank GmbH
Facility Office and contact details for notices

Facility Office: KfW IPEX-Bank GmbH

Address:           Palmengartenstrasse 5-9

60325 Frankfurt am Main

Attention: Sven Peters

Phone:       [***]

Email:         [***]

Notices and contact details

For any payments and payments-related purposes:

Address:          Palmengartenstrasse 5-9

60325 Frankfurt am Main

Attention:        Nauman Ahmad

Phone:              [***] Email:      [***]

Commitment ($)	116,500,000

Name	Alpha Bank S.A.
Facility Office and contact details for notices

Facility Office: Alpha Bank S.A

Address: 93 Akti Miaouli

185 38 Piraeus

Greece

Notices and contact details

For any payments and payments-related purposes:

Address:    17-19 Papastratou

  185 45, Piraeus

  Greece

Attention:  Theodoros Skiadopoulos

  Christos Nteves

Email: [***]

[***] with cc: [***] Phone: [***]

[***] Fax: [***] For notices for credit and/or notices for any other matter:

Address:    93 Akti Miaouli

  185 38, Piraeus

  Greece

Attention:  Konstantinos Flokos

   Evangelia Makri

Email:     [***]

[***] with cc:   [***]

Phone: [***]

[***] Fax: [***]

Commitment ($)	100,000,000
TOTAL COMMITMENTS ($)	450,000,000

The Agent

Name	Citibank Europe plc, UK Branch
Facility Office and contact details for notices	Address: Citibank Europe plc, UK Branch Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB Telefax: N/A E-mail: [***]

The Security Agent

Name	Citibank N.A., London Branch
Facility Office and contact details for notices	Citibank N.A., London Branch 6th Floor CGC1, Citigroup Centre Canada Square Canary Wharf London E14 5LB, United Kingdom Email: [***] Attention: PFLA Team, Agency and Trust

The Arranger

Name	Citibank N.A., London Branch
Facility Office and contact details for notices	Name:	Vassilios Maroulis /Andrew Mason
	Address:	Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom
	Attention:	Vassilios Maroulis; Andrew P. Mason
	Email:	[***];
[***]

Name	BNP Paribas
Facility Office and contact details for notices	Address:	9 rue du Débarcadère
Immeuble Océanie, 2e étage – ACI: CPE02A1
93500 Pantin
France
	Attention:	CTM Transportation Team
	Email:	[***] Phone: [***]

Name	KfW IPEX-Bank GmbH
Facility Office and contact details for notices	Address:	Palmengartenstrasse 5-9
60325 Frankfurt am Main
	Attention:	Sven Peters
	Phone:	[***]
	Email:	[***]

Name	Alpha Bank S.A.
Facility Office and contact details for notices	Name:	Alpha Bank S.A
	Address:	93 Akti Miaouli
185 38 Piraeus
Greece
	Attention:	Konstantinos Flokos
Evangelia Makri
	Email:	[***]
[***]
	with cc:	[***]
	Phone:	[***]
[***]
	Fax:	[***]

The Co-ordinator

Name	Citibank, N.A., London Branch
Facility Office and contact details for notices	Address:	Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom
	Attention:	Vassilios Maroulis; Andrew P. Mason
	Email:	[***];
[***]

Schedule 2

Ship Information

Ship A
Name	Hull Number HN4009
Owner	Teushipper (No.1) Corp.
IMO Number	9969998
Contractually scheduled delivery date	23 April 2024
Backstop Date	27 October 2024
Date and description of Building Contract	Shipbuilding contract dated 1 April 2022, made between the Builder as seller and the Owner as buyer as amended and/or supplemented from time to time
Builder	Daehan Shipbuilding Co., Ltd. with its registered office at 498, Joseonso-gil, Hwawon-myeon, Haenam-gun, Jeollanam-do, Korea
Contract Price	$93,182,900
Delivered Cost	$103,200,000
Ship Commitment	$63,000,000
Manager	Danaos Shipping Company Limited
Charter	Time charter made between Teushipper (No.1) Corp. and Mediterranean Shipping Company S.A., to be documented in a “New York Produce Exchange” government form time charterparty to be entered into between Teushipper (No.1) Corp. and Mediterranean Shipping Company S.A., which contract is currently incorporated in a final fixture recap incorporated in an email dated 8 May 2023, referring as specimen contract to a time charter dated 25 October 2018 in relation to mv LE HAVRE such email addressed from F.H. Bertling GmbH, being the brokers of Mediterranean Shipping Company S.A., to Danaos Shipping Company Limited acting on behalf of Teushipper (No.1) Corp.
Charterer	Mediterranean Shipping Company S.A.
Flag State	Malta
Classification	✠XKRS 1 – Container Ship LS, IWS, CDG, CLEAN1, PSPC, LG, LI, IHM, Sea Trust (DSA1) ✠KRM 1- UMA, STCM, BWT, Methanol Ready D(A)
Classification Society	Korean Register
Major Casualty Amount	$2,000,000

Ship B
Name	Hull Number HN4010
Owner	Teushipper (No.2) Corp.
IMO Number	9970002
Contractually scheduled delivery date	30 May 2024
Backstop Date	26 November 2024
Date and description of Building Contract	Shipbuilding contract dated 1 April 2022, made between the Builder as seller and the Owner as buyer as amended and/or supplemented from time to time
Builder	Daehan Shipbuilding Co., Ltd. with its registered office at 498, Joseonso-gil, Hwawon-myeon, Haenam-gun, Jeollanam-do, Korea
Contract Price	$93,182,900
Delivered Cost	$103,200,000
Ship Commitment	$63,000,000
Manager	Danaos Shipping Co Ltd.
Charter	Time charter made between Teushipper (No.2) Corp. and Mediterranean Shipping Company S.A., to be documented in a “New York Produce Exchange” government form time charterparty to be entered into between Teushipper (No.2) Corp. and Mediterranean Shipping Company S.A., which contract is currently incorporated in a final fixture recap incorporated in an email dated 8 May 2023, referring as a specimen contract a time charter dated 25 October 2018 in relation to mv LE HAVRE and such addressed from F.H. Bertling GmbH, being the brokers of Mediterranean Shipping Company S.A., to Danaos Shipping Company Limited acting on behalf of Teushipper (No.2) Corp.
Charterer	Mediterranean Shipping Company S.A.
Flag State	Malta
Classification	✠XKRS 1 – Container Ship LS, IWS, CDG, CLEAN1, PSPC, LG, LI, IHM, Sea Trust (DSA1) ✠KRM 1- UMA, STCM, BWT, Methanol Ready D(A)
Classification Society	KR
Major Casualty Amount	$2,000,000

Ship C
Name	Hull Number HN4011
Owner	Teushipper (No.3) Corp.
IMO Number	9970014
Contractually scheduled delivery date	4 July 2024
Backstop Date	26 January 2025
Date and description of Building Contract	Shipbuilding contract dated 1 April 2022, made between the Builder as seller and the Owner as buyer as amended and/or supplemented from time to time
Builder	Daehan Shipbuilding Co., Ltd. with its registered office at 498, Joseonso-gil, Hwawon-myeon, Haenam-gun, Jeollanam-do, Korea
Contract Price	$93,182,900
Delivered Cost	$103,800,000
Ship Commitment	$63,000,000
Manager	Danaos Shipping Co Ltd.
Charter	Time charter made between Teushipper (No.3) Corp. and Mediterranean Shipping Company S.A., to be documented in a “New York Produce Exchange” government form time charterparty to be entered into between Teushipper (No.3) Corp. and Mediterranean Shipping Company S.A., which contract is currently incorporated in a final fixture recap incorporated in an email dated 8 May 2023, referring as specimen contract to a time charter dated 25 October 2018 in relation to mv LE HAVRE such email addressed from F.H. Bertling GmbH, being the brokers of Mediterranean Shipping Company S.A., to Danaos Shipping Company Limited acting on behalf of Teushipper (No.3) Corp.
Charterer	Mediterranean Shipping Company S.A.
Flag State	Malta
Classification	✠XKRS 1 – Container Ship LS, IWS, CDG, CLEAN1, PSPC, LG, LI, IHM, Sea Trust (DSA1) ✠KRM 1- UMA, STCM, BWT, Methanol Ready D(A)
Classification Society	KR
Major Casualty Amount	$2,000,000

Ship D
Name	Hull Number HN4012
Owner	Teushipper (No.4) Corp.
IMO Number	9970026
Contractually scheduled delivery date	21 August 2024
Backstop Date	26 February 2025
Date and description of Building Contract	Shipbuilding contract dated 1 April 2022, made between the Builder as seller and the Owner as buyer as amended and/or supplemented from time to time
Builder	Daehan Shipbuilding Co., Ltd. with its registered office at 498, Joseonso-gil, Hwawon-myeon, Haenam-gun, Jeollanam-do, Korea
Contract Price	$93,182,900
Delivered Cost	$103,800,000
Ship Commitment	$63,000,000
Manager	Danaos Shipping Co Ltd.
Charter	Time charter made between Teushipper (No.4) Corp. and Mediterranean Shipping Company S.A., to be documented in a “New York Produce Exchange” government form time charterparty to be entered into between Teushipper (No.4) Corp. and Mediterranean Shipping Company S.A., which contract is currently incorporated in a final fixture recap incorporated in an email dated 8 May 2023, referring as specimen contract to a time charter dated 25 October 2018 in relation to mv LE HAVRE such email addressed from F.H. Bertling GmbH, being the brokers of Mediterranean Shipping Company S.A., to Danaos Shipping Company Limited acting on behalf of Teushipper (No.4) Corp.
Charterer	Mediterranean Shipping Company S.A.
Flag State	Malta
Classification	✠XKRS 1 – Container Ship LS, IWS, CDG, CLEAN1, PSPC, LG, LI, IHM, Sea Trust (DSA1) ✠KRM 1- UMA, STCM, BWT, Methanol Ready D(A)
Classification Society	KR
Major Casualty Amount	$2,000,000

Ship E
Name	Hull Number C7100-7
Owner	Boxsail (No.1) Corp.
IMO Number	9969912
Contractually scheduled delivery date	26 April 2024
Backstop Date	26 April 2025
Date and description of Building Contract	Shipbuilding contract dated 11 March 2022, made between the Builder and China Shipbuilding Trading Co., Ltd. as seller and the Owner as buyer as amended and/or supplemented from time to time
Builder	Dalian Shipbuilding Industry Co., Ltd. with its registered office at No. 1, Haifang Street, Dalian 116021, The People’s Republic of China
Contract Price	$78,000,000
Delivered Cost	$88,750,000
Ship Commitment	$55,000,000
Manager	Danaos Shipping Co Ltd.
Charter	Time charter made between Boxsail (No.1) Corp. and Interasia Lines Singapore Pte. Ltd., to be documented in a “New York Produce Exchange” government form time charterparty to be entered into between Boxsail (No.1) Corp. and Interasia Lines Singapore Pte. Ltd., which contract is currently incorporated in a final fixture recap incorporated in an email dated 5 May 2023, referring as specimen contract to a time charter dated 4 October 2022 in relation to mv RDO ENDEAVOUR such email addressed from CANI Shipping, being the brokers of Interasia Lines Singapore Pte. Ltd., to Danaos Shipping Company Limited acting on behalf of Boxsail (No.1) Corp.
Charterer	Interasia Lines Singapore Pte. Ltd.
Flag State	Malta
Classification	ABS +A1, (E), Container Carrier, SH, SHCM, CPS, UWILD, +AMS, +ACCU, BWT, TCM, IHM, EGC-SCR, NOx- Tier III, CSC, CLP-V, FOC, Methanol Fuel Ready Level 1C
Classification Society	American Bureau of Shipping
Major Casualty Amount	$2,000,000

Ship F
Name	Hull Number C7100-8
Owner	Boxsail (No.2) Corp.
IMO Number	9969924
Contractually scheduled delivery date	23 August 2024
Backstop Date	27 July 2025
Date and description of Building Contract	Shipbuilding contract dated 11 March 2022, made between the Builder and China Shipbuilding Trading Co., Ltd. as seller and the Owner as buyer as amended and/or supplemented from time to time
Builder	Dalian Shipbuilding Industry Co., Ltd. with its registered office at No. 1, Haifang Street, Dalian 116021, The People’s Republic of China
Contract Price	$78,000,000
Delivered Cost	$88,750,000
Ship Commitment	$55,000,000
Manager	Danaos Shipping Co Ltd.
Charter	Time charter made between Boxsail (No.2) Corp. and Interasia Lines Singapore Pte. Ltd., to be documented in a “New York Produce Exchange” government form time charterparty to be entered into between Boxsail (No.2) Corp. and Interasia Lines Singapore Pte. Ltd., which contract is currently incorporated in a final fixture recap incorporated in an email dated 5 May 2023, referring as specimen contract to a time charter dated 4 October 2022 in relation to mv RDO ENDEAVOUR such email addressed from CANI Shipping, being the brokers of Interasia Lines Singapore Pte. Ltd., to Danaos Shipping Company Limited acting on behalf of Boxsail (No.2) Corp.
Charterer	Interasia Lines Singapore Pte. Ltd.
Flag State	Malta
Classification	ABS +A1, (E), Container Carrier, SH, SHCM, CPS, UWILD, +AMS, +ACCU, BWT, TCM, IHM, EGC-SCR, NOx- Tier III, CSC, CLP-V, FOC, Methanol Fuel Ready Level 1C
Classification Society	American Bureau of Shipping
Major Casualty Amount	$2,000,000

Ship G
Name	Hull Number CV5900-07
Owner	Boxsail (No.3) Corp.
IMO Number	9926233
Contractually scheduled delivery date	30 December 2024
Backstop Date	18 May 2025
Date and description of Building Contract	Shipbuilding contract dated 28 April 2023, made between the Builder as seller and the Owner as buyer as amended and/or supplemented from time to time
Builder	Qingdao Yangfan Shipbuilding Co., Ltd., with its registered address at Shannan, Tianheng, Jimo, Qingdao, Shandong, The People’s Republic of China
Contract Price	$58,880,000
Delivered Cost	$63,500,000
Ship Commitment	$44,000,000
Manager	Danaos Shipping Co Ltd.
Charter	N/A
Charterer	N/A
Flag State	Malta
Classification	100A1, Container Ship, ShipRig ht (SDA, CM, ACS(B)), Ice Class 1A FS, *IWS, LI, ECO(BWT,NOx3), ECL(2), BoxMax (V,W,L) +LMC, UMS, NAV1, IBS
Classification Society	Lloyds Register
Major Casualty Amount	$2,000,000

Ship H
Name	Hull Number CV5900-08
Owner	Boxsail (No.4) Corp.
IMO Number	9926245
Contractually scheduled delivery date	30 June 2025
Backstop Date	26 January 2026
Date and description of Building Contract	Shipbuilding contract dated 28 April 2023, made between the Builder as seller and the Owner as buyer as amended and/or supplemented from time to time
Builder	Qingdao Yangfan Shipbuilding Co., Ltd., with its registered address at Shannan, Tianheng, Jimo, Qingdao, Shandong, The People’s Republic of China
Contract Price	$58,880,000
Delivered Cost	$63,500,000
Ship Commitment	$44,000,000
Manager	Danaos Shipping Co Ltd.
Charter	N/A
Charterer	N/A
Flag State	Malta
Classification	100A1, Container Ship, ShipRig ht (SDA, CM, ACS(B)), Ice Class 1A FS, *IWS, LI, ECO(BWT,NOx3), ECL(2), BoxMax (V,W,L) +LMC, UMS, NAV1, IBS
Classification Society	Lloyds Register
Major Casualty Amount	$2,000,000

Schedule 3

Conditions precedent

Part 1

Conditions precedent to any Utilisation

1	Original Obligors' corporate documents

(a)	A copy of the Constitutional Documents of each Original Obligor and the Manager of each Ship.

(b)	A copy of a resolution of the board of directors or board of managers of each Original Obligor and the Manager of each Ship:

(i)	approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party (its Relevant Documents) and resolving that it execute, deliver and perform the Relevant Documents;

(ii)	authorising a specified person or persons to execute its Relevant Documents on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request and any Selection Notice) to be signed and/or despatched by it under or in connection with its Relevant Documents.

(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above in relation to its Relevant Documents and any related documents.

(d)	A copy of a resolution signed by all the holders of the issued shares in each Original Obligor (other than the Borrower) and the Manager of each Ship, approving the terms of, and the transactions contemplated by, its Relevant Documents.

(e)	A copy of a resolution of the board of directors of each corporate shareholder of each Original Obligor (other than the Borrower) and the Manager of each Ship, approving the terms of the resolution referred to in paragraph (d) above.

(f)	A certificate of the Borrower (signed by a director) confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guarantee, security or similar limit binding on any Original Obligor to be exceeded.

(g)	A copy of any power of attorney under which any person is appointed by any Original Obligor and the Manager of each Ship to execute any of its Relevant Documents on its behalf.

(h)	A certificate of an authorised signatory of each relevant Original Obligor and the Manager of each Ship certifying that each copy document relating to it specified in this Part of this Schedule is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement and that any such resolutions or power of attorney have not been revoked.

(i)	A certificate of good standing for each Original Obligor and the Manager of each Ship or other evidence that each such Original Obligor and such Manager is in good standing in its country of incorporation.

2	Legal opinions

(a)	A legal opinion of Norton Rose Fulbright LLP, Greece addressed to the Arranger, the Security Agent, the Agent and each Original Lender on matters of English law, substantially in the form approved by the Agent.

(b)	A legal opinion of the legal advisers to the Arranger, the Security Agent and the Agent in England and also each jurisdiction in which an Obligor and the Manager of each Ship is formed or (as the case may be) incorporated and/or registered, or in which an Account opened at the relevant time is established substantially in the form distributed to the Agent and approved by the Agent.

3	Other documents and evidence

(a)	Evidence that any process agent referred to in clause 50.2 (Service of process) or any equivalent provision of any other Finance Document entered into on or before the first Utilisation Date, if not an Original Obligor, has accepted its appointment.

(b)	A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(c)	The Original Financial Statements.

(d)	The Fee Letters duly executed and evidence that the fees, commissions, costs and expenses then due from the Borrower pursuant to clause 12 (Fees), any Fee Letter and clause 17 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

4	Bank Accounts

Evidence that any Account required to be established under clause 28 (Bank accounts) has been opened and established, that any Account Security in respect of each such Account has been executed and delivered by the relevant Account Holder(s) and that any notice required to be given to an Account Bank under that Account Security has been given to it and acknowledged by it in the manner required by that Account Security and that an amount has been credited to it.

5	"Know your customer" information

Such documentation and information as any Finance Party may reasonably request through the Agent or as the Security Agent may reasonably require (including specimen signatures) to comply with "know your customer" or similar identification procedures under all laws and regulations applicable to that Finance Party (including under US, European Union and Swiss laws) including, but not limited to, two forms of identification, certified by the legal counsel of the Borrower to be true and complete copies, of (a) all Account signatories and (b) two directors of each of the Borrower and the Guarantors.

6	Construction matters

A copy of the Building Contract for each Ship.

7	Charters

If a Ship is subject to an Assignable Charter, such Assignable Charter and any related Charter Document for the relevant Ship duly executed.

8	Group structure chart

A copy of the Group structure chart.

Part 2
Ship and security conditions

1	Corporate documents

(a)	If required by the Agent and its legal advisers, a certificate of an authorised signatory of the Borrower certifying that each copy document relating to it specified in Part 1 of this Schedule remains correct, complete and in full force and effect as at a date no earlier than a date approved for this purpose and that any resolutions or power of attorney referred to in Part 1 of this Schedule in relation to it have not been revoked or amended.

(b)	If required by the Agent and its legal advisers, a certificate of an authorised signatory of each other Obligor and the Manager of the Ship to which the Advance and the Utilisation relate (the Relevant Ship) which are party to any of the Original Security Documents required to be executed at or before the Utilisation of such Advance for the Relevant Ship (the Relevant Advance), certifying that each copy document relating to it specified in Part 1 of this Schedule remains correct, complete and in full force and effect as at a date no earlier than a date approved for this purpose and that any resolutions or power of attorney referred to in Part 1 of this Schedule in relation to it have not been revoked or amended.

2	Security

(a)	The Mortgage and the Deed of Covenant and/or (as applicable) the General Assignment in respect of the Relevant Ship duly executed by the relevant Owner.

(b)	If the Relevant Ship is subject to an Assignable Charter, a Charter Assignment in respect of such Assignable Charter.

(c)	A Manager's Undertaking in respect of the Relevant Ship duly executed by the Manager of the Relevant Ship.

(d)	Duly executed notices of assignment as required by any of the above Security Documents together with evidence of their service or delivery to their addressees.

3	Delivery and registration of Ship

Evidence that the Relevant Ship:

(a)	is legally and beneficially owned by the relevant Owner and permanently registered in the name of the relevant Owner free from any Security Interests (other than Security Interests created under the Finance Documents and Permitted Maritime Liens) through the relevant Registry as a ship under the laws and flag of the relevant Flag State;

(b)	is classed with the relevant Classification free of all overdue requirements and recommendations of the relevant Classification Society;

(c)	is insured in the manner required by the Finance Documents; and

(d)	is free of any other charter commitment (except for its Charter) which would require approval under the Finance Documents.

4	Mortgage registration

Evidence that the Mortgage in respect of the Relevant Ship has been registered with first priority and/or preferred status against the Relevant Ship through the relevant Registry under the laws and flag of the relevant Flag State.

5	Legal opinions

(a)	A legal opinion of Norton Rose Fulbright LLP Greece addressed to the Arranger, the Security Agent, the Agent and the Original Lenders on matters of English law, substantially in the form approved by the Agent.

(b)	A legal opinion of the legal advisers to the Arranger, the Security Agent, the Agent and the Original Lenders in each jurisdiction in which an Obligor and the Manager of each Ship is formed or (as the case may be) incorporated and/or registered and/or which is or is to be the Flag State of the Relevant Ship, or in which an Account opened at the relevant time is established, substantially in the form approved by the Agent.

6	Insurance

In relation to the Relevant Ship’s Insurances:

(a)	an opinion from insurance consultants appointed by the Agent on such Insurances;

(b)	evidence that such Insurances have been placed in accordance with clause 25 (Insurance); and

(c)	evidence that approved brokers, insurers and/or associations have issued or will issue letters of undertaking in favour of the Security Agent in an approved form in relation to such Insurances of the Relevant Ship.

7	ISM and ISPS Code

Copies of:

(a)	the document of compliance issued in accordance with the ISM Code to the person who is the operator of the Relevant Ship for the purposes of that code;

(b)	the safety management certificate in respect of the Relevant Ship issued in accordance with the ISM Code (or evidence that such certificate is to be issued shortly after Delivery of the Relevant Ship);

(c)	the international ship security certificate in respect of the Ships issued under the ISPS Code;

(d)	if so requested by the Agent, any other certificates issued under any applicable code required to be observed by the Relevant Ship or in relation to its operation under any applicable law; and

(e)	the Inventory of Hazardous Material for the Relevant Ship.

8	Value of security

Valuations (dated not more than 30 days before the relevant Utilisation Date) of the Relevant Ship demonstrating its Market Value (obtained and made in accordance with clause 26 (Minimum security value) in form and substance acceptable to the Agent at the cost of the Borrower).

9	Fees and expenses

Evidence that the fees, commissions, costs and expenses that are due from the Borrower pursuant to clause 12 (Fees), any Fee Letter and clause 17 (Costs and expenses) and 25.6 (Mortgagee's insurance) have been paid or will be paid by the relevant Utilisation Date.

10	Management Agreement

Where a manager has been approved in accordance with clause 23.4 (Manager), a copy, certified by an approved person to be a true and complete copy, of the agreement between the relevant Owner and such Manager relating to the appointment of that Manager in respect of the relevant Ship.

11	Delivery and construction matters

In respect of the Relevant Ship:

(a)	evidence that any authorisation required from any government entity for the export of the Relevant Ship by the relevant Builder have been obtained or that no such authorisations are required;

(b)	evidence that the Relevant Ship has been delivered to, and accepted by, the relevant Owner under the relevant Building Contract, that the relevant Contract Price has been paid in full (or will be paid forthwith upon release of the proceeds of the relevant Utilisation), and that the builder’s certificate, the bill of sale, the protocol of delivery and acceptance and any other documents to be delivered and exchanged between the parties under the Building Contract of the Relevant Ship upon its Delivery, have been duly executed and delivered and exchanged between them in customary form and substance satisfactory the Agent;

(c)	any funds required to pay the remaining part of the balance of the Contract Price of the Relevant Ship which is not being financed by the Relevant Advance, have been deposited in an Earnings Account at least one (1) day before the Utilisation Date; and

(d)	Borrower’s written confirmation of the Delivered Cost of the Relevant Ship on the relevant Delivery Date.

12	Process agent

Evidence that any process agent of any Obligor referred to in clause 50.2 (Service of process) or any equivalent provision of any other Finance Document entered into on or before the Utilisation Date, if not an Obligor, has accepted its appointment.

13	Other documents

Any other documents as may be requested by the Agent.

Schedule 4

Utilisation Request

From:	Danaos Corporation

To:	[Citibank Europe plc, UK Branch] as Agent

Dated:	[●]

Dear Sirs

$450,000,000 Facility Agreement dated [●] 2024 (the Facility Agreement)

1	We refer to the Facility Agreement. This is a Utilisation Request. Terms defined in the Facility Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2	We wish to borrow Advance [A] [B] [C] [D] [E] [F] [G] [H] on the following terms:

Proposed Utilisation Date:	[●] (or, if that is not a Business Day, the next Business Day)

Amount:	$[●]

3	We confirm that each condition specified in clause 4.4 (Further conditions precedent) of the Facility Agreement is satisfied on the date of this Utilisation Request.

4	This Advance is the Ship Commitment for Ship [A] [B] [C] [D] [E] [F] [G] [H]. The purpose of this Advance is to part finance the Contract Price of Ship [A] [B] [C] [D] [E] [F] [G] [H] and its proceeds should be credited to [●].

5	We confirm that we will use the proceeds of this Advance for our benefit and under our full responsibility and exclusively for the purposes specified in the Facility Agreement.

6	We request that the first Interest Period for the said Advance [ends on [●]] [be [1] [3] [6] Month[s]].

7	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for
DANAOS CORPORATION

Schedule 5

Selection Notice

From:	Danaos Corporation
as Borrower

To:	[Citibank Europe plc, UK Branch] as Agent

Dated:	[●]

Dear Sirs

$450,000,000 Facility Agreement dated [●] 2024 (the Facility Agreement)

1	We refer to the Facility Agreement. This is a Selection Notice. Terms defined in the Facility Agreement have the same meaning in this Selection Notice unless given a different meaning in this Selection Notice.

2	We request that the next Interest Period for the Advance in relation to Ship [A] [B] [C] [D] [E] [F] [G] [H] be [●] Months [and, for the avoidance of doubt, given that a [6] Month Interest Period is selected, the Advance shall be split and interest shall be payable in accordance with clause 10.2 (Interest Periods overrunning Repayment Dates), namely, as follows:

[●]]

3	This Selection Notice is irrevocable.

Yours faithfully

authorised signatory for
DANAOS CORPORATION

Schedule 6

Form of Transfer Certificate

To:	[Citibank Europe plc, UK Branch] as Agent

From:	[The Existing Lender] (the Existing Lender) and [The New Lender] (the New Lender)

Dated:

$450,000,000 Facility Agreement dated [●] (the Facility Agreement)

1	We refer to the Facility Agreement. This agreement (the Agreement) shall take effect as a Transfer Certificate for the purposes of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to clause 31.7 (Procedure available for assignment) of the Facility Agreement:

(a)	The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Facility Agreement and the other Finance Documents which correspond to that portion of the Existing Lender’s Commitment and participation in the Loan under the Facility Agreement as specified in the Schedule.

(b)	The Existing Lender is released from the obligations owed by it which correspond to that portion of the Existing Lender’s Commitment and participation in the Loan under the Facility Agreement specified in the Schedule (but the obligations owed by the Obligors under the Finance Documents shall not be released).

(c)	On the Transfer Date the New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

(d)	The proposed Transfer Date is [●].

(e)	The Facility Office and address, contact and attention details for notices of the New Lender for the purposes of clause 41.2 (Addresses) of the Facility Agreement are set out in the Schedule.

3	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in clause 31.6 (Limitation of responsibility of Existing Lenders) of the Facility Agreement.

4	The New Lender confirms that it [is]/ [is not] a Borrower Affiliate.

5	This Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with clause 31.8 (Copy of Transfer Certificate to Borrower) of the Facility Agreement, to the Borrower (on behalf of each Obligor) of the assignment referred to in this Agreement.

6	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

7	This Agreement and any non-contractual obligations connected with it are governed by English law.

8	This Agreement has been entered into on the date stated at the beginning of this Agreement.

Note:      The execution of this Transfer Certificate may not assign a proportionate share of the Existing Lender's interest in the Security Documents in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect an assignment of such a share in the Security Documents in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

The Schedule

Rights to be assigned and obligations to be released and undertaken

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments.]

[Existing Lender]  [New Lender]

By:	By:

This Agreement is accepted by the Agent as a Transfer Certificate for the purposes of the Facility Agreement and the Transfer Date is confirmed as [●].

Signature of this Agreement by the Agent constitutes confirmation by the Agent of receipt of notice of the assignment referred to herein, which notice the Agent receives on behalf of each Finance Party.

[Agent]

By:

Schedule 7

Form of Compliance Certificate

To:	[Citibank Europe plc, UK Branch] as Agent

From:	Danaos Corporation as Borrower

Dated:	[●]

Dear Sirs

$450,000,000 Facility Agreement dated [●] (the Facility Agreement)

1	I/We refer to the Facility Agreement. This is a Compliance Certificate. Terms defined in the Facility Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	I/We confirm that at all times during and as at the end of the Measurement Period ended on [31 March] [30 June] [30 September] [31 December] [●]:

(a)	Liquidity: the Group's Liquidity is $[●], calculated as shown in Appendix A and compared against a minimum required amount of $30,000,000.

(b)	Consolidated net leverage ratio: Consolidated Net Leverage was [●]:1.0, calculated as shown in Appendix B and compared against a maximum required ratio of 6.50:1.0.

(c)	Interest Cover: Interest Cover was [●]:1.00, calculated as shown in Appendix C and compared against a minimum required ratio of 2.50:1.0.

3	We confirm that the Security Value is $[●] calculated as shown in Appendix D, compared against a Minimum Value of $[●].

4	[I/We confirm that there is no Change of Control].

5	We confirm that no [Event of] Default is continuing.] [If this statement cannot be made, the certificate should identify any [Event of] Default that is continuing and the steps, if any, being taken to remedy it.]

Signed by:

[Chief Financial Officer]
Danaos Corporation

Schedule 8

Forms of Notifiable Debt Purchase Transaction Notice

Part I

Form of Notice on Entering into Notifiable Debt Purchase Transaction

To:	[Citibank Europe plc, UK Branch] as Agent

From:	[The Lender], a company incorporated at [insert jurisdiction of incorporation] [with limited liability]

Dated:	[●]

$450,000,000 Facility Agreement dated [●] (the Facility Agreement)

1	We refer to clause 45.9 (Disenfranchisement of Borrower Affiliates) of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this notice unless given a different meaning in this notice.

2	We have entered into a Notifiable Debt Purchase Transaction.

3	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Commitment(s) as set out below.

Commitment	Amount of our Commitment to which Notifiable Debt Purchase Transaction relates:

[●]	[insert amount (of that Commitment) to which the relevant Debt Purchase Transaction applies]

[Lender]

By:

Part II

Form of Notice on Termination of Notifiable Debt Purchase Transaction / Notifiable Debt Purchase Transaction ceasing to be with Borrower Affiliate

To:	[Citibank Europe plc, UK Branch] as Agent

From:	[The Lender]

Dated:	[●]

$450,000,000 Facility Agreement dated [●] (the Facility Agreement)

1	We refer to clause 45.9 (Disenfranchisement of Borrower Affiliates) of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this notice unless given a different meaning in this notice.

2	A Notifiable Debt Purchase Transaction which we entered into and which we notified you of in a notice dated [●] has [terminated]/[ceased to be with a Borrower Affiliate].

3	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Commitment(s) as set out below.

4	Amount of our Commitment to which Notifiable Debt Purchase Transaction relates: [insert amount (of that Commitment) to which the relevant Debt Purchase Transaction applies]

Commitment	Amount of our Commitment to which Notifiable Debt Purchase Transaction relates (Base Currency)

[●]	[insert amount (of Commitment) to which the relevant Debt Purchase Transaction applies]

[Lender]

By:

Schedule 9

Reference Rate Terms

1	Definitions

Additional Business Day means an RFR Banking Day.

Break Costs means: all costs and expenses suffered or incurred by the Lenders as a result of any repayment or prepayment of the Loan otherwise than on the last day of an Interest Period.

Central Bank Rate means:

(a)	the short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time; or

(b)	if that target is not a single figure, the arithmetic mean of:

(i)	the upper bound of the short-term interest rate target range set by the US Federal Open Market Committee and published by the Federal Reserve Bank of New York; and

(ii)	the lower bound of that target range.

Central Bank Rate Adjustment means, in relation to the Central Bank Rate prevailing at close of business on any RFR Banking Day, the 20 per cent trimmed arithmetic mean (calculated by the Agent), of the Central Bank Rate Spreads for the five most immediately preceding RFR Banking Days for which the RFR is available.

Central Bank Rate Spread means, in relation to any RFR Banking Day, the difference (expressed as a percentage rate per annum) calculated by the Agent between:

(a)	the RFR for that RFR Banking Day; and

(b)	the Central Bank Rate prevailing at close of business on that RFR Banking Day.

Daily Rate means, in relation to any RFR Banking Day:

(a)	the RFR for that RFR Banking Day; or

(b)	if the RFR is not available for that RFR Banking Day, the percentage rate per annum which is the aggregate of:

(i)	the Central Bank Rate for that RFR Banking Day; and

(ii)	the applicable Central Bank Rate Adjustment; or

(c)	if paragraph (b) above applies but the Central Bank Rate for that RFR Banking Day is not available, the percentage rate per annum which is the aggregate of:

(i)	the most recent Central Bank Rate for a day which is no more than five (5) RFR Banking Days before that RFR Banking Day; and

(ii)	the applicable Central Bank Rate Adjustment,

rounded, in either case, to four decimal places and if, in either case, the aggregate of that rate is less than zero, the Daily Rate shall be deemed to be zero.

Lookback Period means five RFR Banking Days.

Relevant Market means the market for overnight cash borrowing collateralised by US Government securities.

RFR means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate).

RFR Banking Day means any day other than:

(a)	a Saturday or Sunday; and

(b)	a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

RFR Contingency Period means ten (10) days.

2	Business Day Conventions

(a)	If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of that period:

(i)	subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(iii)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

(b)	If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

3	Interest Period options and default selections

(a)	The length of an Interest Period for an Advance which will apply under clause 10.1(c) if the Borrower fails to deliver a Selection Notice to the Agent in accordance with that clause, will, subject to clause 10.2 (Interest Periods overrunning Repayment Dates), be one Month.

(b)	The periods capable of selection as Interest Periods referred to in clause 10.1(d) are one Month, three Months or six Months.

(c)	The Borrower could also elect that the Interest Period could end on the same day as the current Interest Period of any other outstanding Loan at the time.

Schedule 10

Daily Non-Cumulative Compounded RFR Rate

The Daily Non-Cumulative Compounded RFR Rate for any RFR Banking Day "i" during an Interest Period is the percentage rate per annum (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose) calculated as set out below:

•	where:

UCCDRi means the Unannualised Cumulative Compounded Daily Rate for that RFR Banking Day "i";

UCCDRi-1 means, in relation to that RFR Banking Day "i", the Unannualised Cumulative Compounded Daily Rate for the immediately preceding RFR Banking Day (if any) during that Interest Period;

dcc means 360 or, in any case where market practice in the Relevant Market is to use a different number for quoting the number of days in a year, that number;

ni means the number of calendar days from, and including, that RFR Banking Day "i" up to, but excluding, the following RFR Banking Day; and

the Unannualised Cumulative Compounded Daily Rate for any RFR Banking Day (the Cumulated RFR Banking Day) during that Interest Period is the result of the below calculation (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose):

•	where:

ACCDR means the Annualised Cumulative Compounded Daily Rate for that Cumulated RFR Banking Day;

tni means the number of calendar days from, and including, the first day of the Cumulation Period to, but excluding, the RFR Banking Day which immediately follows the last day of the Cumulation Period;

Cumulation Period means the period from, and including, the first RFR Banking Day of that Interest Period to, and including, that Cumulated RFR Banking Day;

dcc has the meaning given to that term above; and

the Annualised Cumulative Compounded Daily Rate for that Cumulated RFR Banking Day is the percentage rate per annum (rounded to four decimal places) calculated as set out below:

•	where:

d0 means the number of RFR Banking Days in the Cumulation Period;

Cumulation Period has the meaning given to that term above;

i means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order in the Cumulation Period;

DailyRatei-LP means, for any RFR Banking Day "i" in the Cumulation Period, the Daily Rate for the RFR Banking Day which is the Lookback Period prior to that RFR Banking Day "i";

ni means, for any RFR Banking Day "i" in the Cumulation Period, the number of calendar days from, and including, that RFR Banking Day "i" up to, but excluding, the following RFR Banking Day;

dcc has the meaning given to that term above; and

tni has the meaning given to that term above.

Schedule 11

Cumulative Compounded RFR Rate

The "Cumulative Compounded RFR Rate" for any Interest Period is the percentage rate per annum (rounded to the same number of decimal places as is specified in the definition of "Annualised Cumulative Compounded Daily Rate" in Schedule 10 (Daily Non-Cumulative Compounded RFR Rate)) calculated as set out below:

•	where:

d0 means the number of RFR Banking Days during the Interest Period;

i means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order during the Interest Period;

DailyRatei-LP means for any RFR Banking Day "i" during the Interest Period, the Daily Rate for the RFR Banking Day which is the Lookback Period prior to that RFR Banking Day "i";

ni means, for any RFR Banking Day "i", the number of calendar days from, and including, that RFR Banking Day "i" up to, but excluding, the following RFR Banking Day;

dcc means 360 or, in any case where market practice in the Relevant Market is to use a different number for quoting the number of days in a year, that number; and

d means the number of calendar days during that Interest Period.

SIGNATURES

THE BORROWER

DANAOS CORPORATION	)	/s/ Marianna Psarrou
By:	)	Attorney-in-fact

THE GUARANTORS

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Marianna Psarrou
TEUSHIPPER (NO. 1) CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Charalampos Kazantzis
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Marianna Psarrou
TEUSHIPPER (NO. 2) CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Charalampos Kazantzis
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Marianna Psarrou
TEUSHIPPER (NO. 3) CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Charalampos Kazantzis
Witness:
Name:
Address:
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Marianna Psarrou
TEUSHIPPER (NO. 4) CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Charalampos Kazantzis
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Marianna Psarrou
BOXSAIL (NO.1) CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Charalampos Kazantzis
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Marianna Psarrou
BOXSAIL (NO.2) CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Charalampos Kazantzis
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Marianna Psarrou
BOXSAIL (NO.3) CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Charalampos Kazantzis
Witness
Name:
Address:
Occupation:

EXECUTED as a DEED	)
by	)
for and on behalf of	)	/s/ Marianna Psarrou
BOXSAIL (NO.4) CORP.	)	Attorney-in-fact
in the presence of:	)

/s/ Charalampos Kazantzis
Witness
Name:
Address:
Occupation:

THE ARRANGER

CITIBANK, N.A., LONDON BRANCH	)	/s/ Andrew Mason
as Arranger	)	Delegated Signatory
By:	)

BNP PARIBAS	)	/s/ Alexi George Remoundos
as Arranger	)	Attorney-in-fact
By:	)

KFW IPEX-BANK GMBH	)	/s/ Maria Anastatia Bafe
as Arranger	)	Attorney-in-fact
By:	)

ALPHA BANK S.A.	)	/s/ Alexi George Remoundos
as Arranger	)	Attorney-in-fact
By:	)

THE CO-ORDINATOR

CITIBANK, N.A., LONDON BRANCH	)	/s/ Andrew Mason
as Co-ordinator	)	Delegated Signatory
By:	)

THE ORIGINAL LENDERS

CITIBANK, N.A., JERSEY BRANCH	)	/s/ Alexi George Remoundos
By:	)	Attorney-in-fact

BNP PARIBAS	)	/s/ Alexi George Remoundos
By:	)	Attorney-in-fact

KFW IPEX-BANK GMBH	)	/s/ Maria Anastatia Bafe
By:	)	Attorney-in-fact

ALPHA BANK S.A.	)	/s/ Alexi George Remoundos
By:	)	Attorney-in-fact

THE AGENT

CITIBANK EUROPE PLC, UK BRANCH	)	/s/ Henrik Slotsaa
By:	)	Attorney-in-fact

THE SECURITY AGENT

CITIBANK, N.A., LONDON BRANCH	)	/s/ Peter Layen
By:	)	Delegated Signatory